UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05054838

FORM 6-K



Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 1-14522

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: May 17, 2005

By: ____________
Name: Alexander V. Izosimov
Title: Chief Executive Officer and General Director



VimpelCom
Annual Report 2004
Годовой отчет
ВымпелКом


Beeline™


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH. D.C.
185
SECTION

Company Profile



VimpelCom is a leading provider of wireless telecommunications services in Russia, operating under the "Beeline" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (136 million people), including Moscow and St. Petersburg. VimpelCom also operates in Kazakhstan through its subsidiary KaR-Tel, which was acquired in September 2004. KaR-Tel operates under the "K-mobile" and "EXCESS" brand names. In April of 2005, *VimpelCom introduced the "Beeline" brand* in Kazakhstan.

VimpelCom has always been a pioneer in wireless telecommunications in Russia and the Company continues to be a market leader in product innovation. The Company was the first wireless operator to provide commercial GPRS (General Packet Radio Services) and MMS (Multimedia Messaging Services) throughout Russia and it currently has the largest market share (44%) of GPRS users in the country. In December 2004, VimpelCom was the first operator to launch EDGE (Enhanced Data Rates for Global Evolution) into commercial operation. EDGE is an advanced technology that allows subscribers to connect to the Internet and send and receive data, including digital images, web pages and photographs, *up to three times faster than GPRS*.

VimpelCom continues to maintain its leading position in providing roaming services. For its traveling customers and foreign visitors, VimpelCom had roaming agreements with companies from 173 countries and supported GPRS roaming in 55 countries as of the end of 2004. In 2003, VimpelCom became one of the first operators in the world to introduce on-line prepaid roaming and the Company currently provides on-line prepaid roaming for its customers in Russia, Ukraine, Germany, Turkey, Montenegro, Thailand, Greece, France, Monaco and Bulgaria.

VimpelCom was the fastest growing wireless operator in Russia in 2004. VimpelCom increased its subscriber base in Russia from approximately 11.44 million subscribers at the end of 2003 to over 25.72 million subscribers by the end of 2004. Of these, approximately 7.48 million subscribers were located in the Moscow license area and 18.25 million were located in the regions of Russia outside Moscow. In addition, at the end of 2004, KaR-Tel had approximately 859,000 subscribers in Kazakhstan bringing VimpelCom's total subscriber base in 2004 to approximately 26.58 million.

Since its listing on the NYSE, VimpelCom has been a leader in corporate governance and transparency in Russia, being recognized on numerous occasions as the best company in Russia in terms of corporate governance and investor relations by various independent institutions and organizations.

VimpelCom was the first Russian company to list its shares on the NYSE in November 1996. VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". For more information on VimpelCom and a description of its corporate governance standards, please visit the Company's website at www.vimpelcom.com.

Информация о Компании



ВымпелКом является *ведущим* оператором сотовой связи в России, предоставляющим свои услуги под торговой маркой «Билайн», одной из наиболее известных торговых марок России. Лицензии на предоставление услуг сотовой связи группы компаний ВымпелКом охватывают территорию, на которой проживает около 94% населения России (136 миллионов человек), включая Москву и Санкт-Петербург. Кроме того, ВымпелКом осуществляет деятельность в Казахстане через дочернее предприятие КаР-Тел, которое было приобретено в сентябре 2004 года. КаР-Тел предоставляет услуги под торговыми марками «К-Мобайл» и «Эксесс». В апреле 2005 года ВымпелКом вывел торговую марку «Билайн» на рынок Казахстана.

ВымпелКом всегда был пионером беспроводной связи в России, и Компания продолжает быть лидером в области внедрения на рынок новых продуктов. Компания была первым оператором, предоставляющим на коммерческой основе услуги GPRS (General Packet Radio Services) и MMS (Multimedia Messaging Services) в масштабах всей страны, и в настоящее время имеет самую большую долю пользователей GPRS (44%) в стране. В декабре 2004 года ВымпелКом первым из операторов запустил в коммерческую эксплуатацию услуги на основе EDGE (Enhanced Data Rates for Global Evolution). Технология EDGE позволяет абонентам входить в Интернет, посылать и получать данные, веб-страницы и фотографии со скоростью, в три раза превышающей возможности GPRS.

ВымпелКом продолжает сохранять лидирующее положение в предоставлении услуг роуминга. По данным на конец 2004 года, для своих абонентов, которые отправляются в поездки за пределы действия сети Билайн, и для обслуживания зарубежных гостей ВымпелКом заключил соглашения о роуминге с операторами из 173 стран, при этом в 55 странах предоставляются услуги GPRS-роуминга. В 2003 году ВымпелКом был одним из первых в мире операторов, которые ввели роуминг в режиме реального времени для абонентов с системой предоплаты. *В настоящее время Компания предоставляет такую услугу* своим абонентам на территориях России, Украины, Германии, Турции, Черногории, Таиланда, Греции, Франции, Монако и Болгарии.

В 2004 году ВымпелКом показал самые высокие темпы роста среди операторов беспроводной связи России. Абонентская база Компании в России выросла с приблизительно 11,44 миллиона в конце 2003 года до свыше 25,72 миллиона абонентов к концу 2004 года. Из них около 7,48 миллиона проживало в Москве и Московской области и 18,25 миллиона в остальных регионах страны. Кроме того, в конце 2004 года КаР-Тел насчитывал приблизительно 859 тысяч абонентов в Казахстане, с учетом которых общая абонентская база ВымпелКома в конце 2004 года составила 26,58 миллиона.

С момента выхода на Нью-Йоркскую фондовую биржу ВымпелКом занимает ведущее положение среди российских компаний с точки зрения корпоративного управления и прозрачности, за что неоднократно получал звание лидера в области корпоративного управления и отношений с инвесторами со стороны независимых институтов и организаций.

ВымпелКом стал первой российской компанией, включенной в листинг Нью-Йоркской фондовой биржи (NYSE) в ноябре *1996 года*. Акции Компании *котируются на NYSE под* символом "VIP". Дополнительную информацию и описание стандартов корпоративного управления ВымпелКома можно найти в Интернете на сайте: www.vimpelcom.com

Financial Highlights

(In thousands of US dollars, except per share (ADS) amounts)

Operating Results

(US GAAP)	2004	2003	2002
Total operating revenues	2,146,629	1,335,598	779,644
Net operating revenues (1)	2,146,629	1,335,598	768,496
Operating income	674,166	416,397*)	219,824*)
% net operating revenues	31.4%	31.2%	28.6%
Net income	US$ 350,396	US$ 228,809*)	US$ 126,802*)
% net operating revenues	16.3%	17.1%	16.5%
Net income per common share	US$ 8.50	US$ 5.98*)	US$ 3.34*)
Net income per ADS equivalent (2)	US$ 2.13	US$ 1.50*)	US$ 0.84*)

Consolidated Balance Sheet Data

	2004	2003	2002
(In thousands of US dollars)			
Cash, cash equivalents and short-term investments	US$ 305,857	US$ 157,611	US$ 263,657
Working capital (deficit)	(127,903)	(167,409)	69,582
Property and equipment, net	2,314,405	1,439,758*)	948,325*)
Intangible assets, net	1,338,305	163,186	144,115
Total assets	US$ 4,780,241	US$ 2,281,448*)	US$ 1,683,467*)
Total debt including current portion	1,581,138	606,991	650,580
Total liabilities including minority interest	2,623,108	1,293,797*)	1,026,216*)
Total shareholders' equity	2,157,133	987,651*)	657,251*)

Statistics

	2004	2003	2002
End of period subscribers			
Moscow License Area	7,476,900	5,659,600	3,712,700
The regions	18,247,700	5,777,300	1,440,400
Kazakhstan	858,700	n/a	n/a
Total subscribers	26,583,300	11,436,900	5,153,100
Employees (3)	10,900	7,600	4,990
Market share – Moscow License Area (4)	44%	49%	52%
Market share – Russia (5)	35%	31%	28%

1. Net operating revenues after deduction of revenue based taxes
2. On November 22, 2004, we changed the ratio of our ADSs traded on *The New York Stock Exchange* from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held. There were no changes to VimpelCom's underlying common shares. All ADS information presented herein reflects the change in the ratio.
3. *VimpelCom and its principal subsidiaries and acquisitions*
4. Based on the Company's estimates of subscribers on its networks and independent estimates of subscribers on the networks of the other wireless telecommunications providers in the Moscow license area
5. Source: AC&M-Consulting and other independent sources

*) *Numbers restated as specified in 4Q and annual 2004 earnings release*

Основные финансовые показатели

(В тысячах долларов США, кроме сумм на акцию (АДА))

Результаты операционной деятельности

ГААП (США)	2004	2003	2002
Общий операционный доход	2 146 629	1 335 598	779 644
Чистые операционные доходы (1)	2 146 629	1 335 598	768 496
Операционная прибыль	674 166	416 397*)	219 824*)
% с чистого операционного дохода	31,4%	31,2%	28,6%
Чистая прибыль	US$ 350 396	US$ 228 809*)	US$ 126 802*)
% с чистого операционного дохода	16,3%	17,1%	16,5%
Чистая прибыль на обыкновенную акцию	US$ 8,50	US$ 5,98*)	US$ 3,34*)
Чистая прибыль на эквивалент АДА (2)	US$ 2,13	US$ 1,50*)	US$ 0,84*)

Данные консолидированного баланса

	2004	2003	2002
(В тысячах долларов США)			
Денежные средства, их эквиваленты и краткосрочные финансовые вложения	US$ 305 857	US$ 157 611	US$ 263 657
Оборотные средства (дефицит)	(127 903)	(167 409)	69 582
Основные средства, нетто	2 314 405	1 439 758*)	948 325*)
Нематериальные активы, нетто	1 338 305	163 186	144 115
Общая сумма активов	US$ 4 780 241	US$ 2 281 448*)	US$ 1 683 467*)
Общая задолженность, включая задолженность за текущий период	1 581 138	606 991	650 580
Общая сумма обязательств включая долю меньшинства	2 623 108	1 293 797*)	1 026 216*)
Собственный капитал	2 157 133	987 651*)	657 251*)

Статистические данные

	2004	2003	2002
Количество абонентов в конце года			
Московская лицензионная территория	7 476 900	5 659 600	3 712 700
Регионы	18 247 700	5 777 300	1 440 400
Казахстан	858 700	-	-
Итого абонентов	26 583 300	11 436 900	5 153 100
Количество сотрудников (3)	10 900	7 600	4 990
Доля рынка – Московская лицензионная территория (4)	44%	49%	52%
Доля рынка – Россия (5)	35%	31%	28%

1. Чистый операционный доход после вычета налогов на доходы
2. 22 ноября 2004 г. Компания изменила коэффициент американских депозитарных акций (АДА), обращающихся на Нью-Йоркской фондовой бирже, с четырех АДА за три обыкновенные акции на четыре АДА за одну обыкновенную акцию. *Держатели АДА ВымпелКома по состоянию* на конец рабочего дня 19 ноября 2004 г. получили две дополнительные АДА на каждую принадлежащую им АДА. Изменений в количестве обыкновенных акций ВымпелКома не произошло. Вся информация по АДА представлена в настоящем отчете с учетом изменения коэффициента.
3. ВымпелКом и его основные дочерние предприятия, а также приобретенные компании
4. Данные основаны на оценке Компанией количества абонентов ОАО ВымпелКом и независимых оценках количества абонентов других операторов сотовой связи на Московской лицензионной территории
5. Источник: AC&M-Consulting и другие независимые источники

*) *Показатели скорректированы в соответствии с недавно внедренными в Компании процедурами бухгалтерского учета, которые описаны в пресс-релизе по финансовым и операционным итогам за четвертый квартал и 2004 год*

Market share in Moscow
Доли рынка в Москве


44%
44%
1%
11%
VimpelCom
MTS
Megafon
Other

Market share in Russia
Доли рынка в России


36%
35%
18%
11%
VimpelCom
MTS
Megafon
Other

Subscriber growth
Рост числа абонентов


26,583,300
11,436,900
5,153,100
2004
2003
2002

Subscriber growth in Moscow
Рост числа абонентов в Москве


7,476,900
5,659,600
3,712,700
2004
2003
2002

Total operating revenues US$ in millions in US GAAP
Общие операционные доходы в миллионах долларов США в стандарте ГААП (США)


2146.6
1335.6
779.6
2004
2003
2002

Russia cellular penetration
Проникновение на рынок сотовой связи в России


51.2%
25.0%
12.4%
2004
2003
2002

Moscow License Area cellular penetration
Проникновение на рынок сотовой связи в Москве и Московской области


99.5%
67.7%
42.4%
2004
2003
2002



Letter to Shareholders

Dear Shareholders:

2004 was an extraordinary year for VimpelCom. The Company achieved great success in its business development and the size of the organization grew tremendously, with turnover exceeding $2 billion, approximately 26.6 million customers, 10.9 thousand employees and a great number of business partners, contractors and stakeholders. As a result, VimpelCom has emerged as an important player in the Russian and international context with a significant impact on Russian economic and social life. On the other hand, we spent a great deal of time and energy in dealing with various obstacles to the normal course of operations. During 2004, we confirmed the legitimacy of our operational set-up in Moscow at all levels of the Russian arbitration (business) court system; we overcame the problem of a shortage in telephone numbering capacity and after presenting our views on our compliance with tax legislation, the tax authorities withdrew approximately 90% of their original back tax claim for 2001.

From a financial and operational perspective, 2004 was a banner year for the Company:

- VimpelCom reported total operating revenues of $2,146.6 million, a 60.7% increase from 2003.
- Value added services (VAS) generated approximately 14.8% of service revenues compared with approximately 11.4% recorded in 2003.
- Operating income before depreciation and amortization (OIBDA*) was approximately $1,026.7 million, a 67.4% increase from 2003.
- OIBDA margin reached 47.8%, compared to 45.9% reported for 2003.
- Net income reached approximately $350.4 million, a 53.1% increase from 2003.
- VimpelCom generated approximately $805.4 million in operating cash flows.
- As of December 31, 2004, VimpelCom's balance sheet was strong, with the debt-to-equity ratio at 0.7.
- The Company increased its overall market share in Russia by 3 percentage points, from 31.6% to 34.6%.
- Annual churn rate in 2004 was 29.6% which was substantially less than the 39.3% recorded in 2003.

In November 2004, the Company changed the ratio of its ADSs traded on the NYSE from four ADSs for three common shares to four ADSs for one common share. The change was instituted in order to bring the Company's ADS price closer to the average ADS price on the NYSE and make its ADSs available to a wider investor base. VimpelCom's ADS price increased throughout most of 2004 due to the Company's successful operational and financial performance. All in all, VimpelCom's ADS price grew by approximately 48% during 2004, from $24.50 at the end of 2003 to $36.14 at the end of 2004, outperforming both the DJIA, which grew by 3.1% and the Russian RTS index, which grew by 8.3% in 2004.

There were also two important events in 2004 in the area of corporate development:

- In May 2004, the annual general meeting of shareholders approved the merger of KB Impuls, a wholly owned subsidiary, into VimpelCom. KB Impuls holds the GSM-900/1800 license for the city of Moscow and the Moscow region (the Moscow license area). The merger was initiated in order to streamline the corporate structure and resolve issues raised by the regulator regarding the Moscow operations. VimpelCom plans to complete this merger in 2005.
- On November 26, 2004, the Company completed the merger of VimpelCom-Region, its subsidiary which held most of the regional GSM licenses, into VimpelCom. As a result, all our shareholders now receive the full benefit of the rapid growth of our business in the regions of Russia.

Record breaking growth in the regions of Russia was the main feature of 2004 in the Russian cellular industry. This growth was driven by a 10.9% annual increase in real wages, massive expansion of cellular networks in the regions and competition which led to a substantial reduction in tariffs. VimpelCom continued to follow its aggressive policy of regional expansion and was the leader in regional growth in 2004. VimpelCom launched 16 new regional networks and acquired Dal Telecom International, an operator in the Far East, which gave it access to operations in three regions in this most eastern part of Russia. As a result, as was mentioned, VimpelCom increased its market share in Russia by 3 percentage points to reach 34.6% and stood neck and neck with its main competitor at the end of 2004 in terms of its market share in Russia.

---

* Reconciliation of the VimpelCom OIBDA and OIBDA margin to its most directly comparable U.S. GAAP financial measurements is presented in the section "Selected Consolidated Financial Data".

Although ARPU (Average Revenue Per User) in the regions is substantially lower than in Moscow, the profitability of regional operations is approaching that of Moscow as regional operations mature. Profitability in the regions has been driven primarily by the following factors: lower operating expenses in the regions, lower acquisition costs per subscriber and continuing reduction in the cost of equipment.

VimpelCom also took an important strategic step in the Company's history by acquiring KaR-Tel, a wireless operator in Kazakhstan. At the end of 2004, VimpelCom's total subscriber base was approximately 26.58 million, a 132.3% growth compared with 11.44 million subscribers reported at the end of 2003. Of VimpelCom's total subscriber base, 7.48 million subscribers were located in Moscow, 859,000 subscribers in Kazakhstan and 18.25 million in the regions of Russia, which represents a 215.7% increase compared with 5.78 million subscribers in the Russian regions reported at the end of 2003.

The massive subscriber growth VimpelCom enjoyed in 2004 was driven by capital investments in network development, infrastructure and support systems totaling approximately $1,242.0 million. In addition, the Company spent approximately $438.9 million in acquisitions. To help finance these activities, in 2004, VimpelCom placed bonds in the international markets totaling $750.0 million. At the same time, approximately 65% of the financing of organic growth was covered by VimpelCom's own operating cash and the Company maintains a strong balance sheet with debt to equity ratio at 0.7 and debt to OIBDA ratio at 1.5 at the end of 2004.

With some approximation, we can say that the number of mobile subscribers in Russia has been doubling each year from 2000 through 2004. At the end of 2004, the national penetration rate reached 51.2% and the penetration rate in Moscow was 99.5%. This has led us and research analysts to believe that the rate of subscriber growth will slow down at some point in 2005, although the absolute number of new subscribers in 2005 may be equal to or even higher than in 2004. Several important decisions concerning the Company's strategy have been made in this respect:

1. Moscow license area – The Moscow market has matured, and VimpelCom's strategy has begun to shift from focusing on growth to improving customer loyalty and retention, extracting maximum value from the existing subscriber base and improving the Company's position in the higher-end user segment.

2. Regions of Russia – We expect that 2005 will be the last year of rapid growth in the regions of Russia. Therefore, VimpelCom will aggressively attempt to capture as much of this growth as possible and will prepare to shift its strategy in the regions of Russia as those markets continue to mature.

3. CIS Countries – The countries of the CIS (Commonwealth of Independent States) represent the next key growth area for VimpelCom after Russia. The Company plans to utilize business synergies and its experience and expertise in the development of the Russian cellular market to pursue an expansion policy in the countries of the CIS.

We are pleased to report that VimpelCom successfully fulfilled its plans and achieved its goals for 2004. While our plans for 2005 are even more ambitious, we believe that the Company is well positioned to achieve the goals we have set for the coming year. As an important part of these plans, VimpelCom is repositioning the "Beeline" brand in order to strengthen its image and reputation as a premier Russian and international wireless telecommunications company. As industry leaders in product innovation and customer relations, we are fully prepared to accomplish our objectives for 2005.

Last year, VimpelCom worked hard to strengthen its reputation as one of the best managed and most transparent companies in Russia. As in years past, VimpelCom and its senior managers were recognized by well-respected and independent Russian and international institutions with various awards such as "Best Manager of the Year", "Best Corporate Governance" and "Best Investor Relations". We are looking forward to the coming year and are confident that our plans for 2005 will be a success and will increase value for all our shareholders.

Jo Lunder
Chairman of the Board



Alexander Izosimov
Chief Executive Officer



Письмо к акционерам

Уважаемые акционеры:

2004 год стал чрезвычайно важным этапом в истории ВымпелКома. Компания достигла больших успехов в развитии бизнеса, значительно увеличив масштабы своей деятельности. Ее абонентская база составила 26,6 миллиона человек, количество сотрудников возросло до 10,9 тысячи, а оборот превысил 2 миллиарда долларов. Компания имеет большое количество акционеров, держателей облигаций и партнеров по бизнесу. В результате ВымпелКом превратился в серьезную бизнес-структуру как в российском, так и в международном контексте, которая оказывает значительное влияние на экономическую и социальную жизнь страны. С другой стороны, нам пришлось затратить много времени и приложить немало усилий для того, чтобы преодолеть препятствия на пути нормального развития бизнеса. В течение 2004 года мы подтвердили легитимность организации наших московских операций на всех уровнях российской арбитражной судебной системы; мы преодолели проблему дефицита номерной емкости и после предоставления доказательств о соблюдении нами налогового законодательства, налоговые органы сняли около 90% первоначально выдвинутых против Компании налоговых претензий за 2001 год.

С финансовой и операционной точки зрения 2004 год был исключительно успешным:

- Выручка от операционной деятельности ВымпелКома составила $2 146,6 миллиона, превысив на 60,7% результаты 2003 года.
- Доля выручки от дополнительных услуг (VAS) увеличилась приблизительно до 14,8%, тогда как в 2003 году этот показатель составил 11,4%.
- Операционная прибыль до вычета амортизационных отчислений (OIBDA*) составила приблизительно $1 026,7 миллиона, увеличившись на 67,4% по сравнению с 2003 годом.
- Маржа OIBDA достигла 47,8% по сравнению с 45,9% в 2003 году.
- Чистая прибыль составила приблизительно $350,4 миллиона, что означает рост на 53,1% по сравнению с 2003 годом.
- Операционные денежные потоки ВымпелКома составили приблизительно $805,4 миллиона.
- По состоянию на 31 декабря 2004 года ВымпелКом имел отличный баланс с отношением заемного капитала к собственному, равным 0,7.
- Доля рынка Компании в России выросла на 3 процентных пункта, с 31,6% до 34,6%.
- Уровень оттока за 2004 год составил 29,6%, что явилось значительным снижением по сравнению с 39,3% в 2003 году.

В ноябре 2004 года Компания изменила коэффициент отношения своих обыкновенных акций и американских депозитарных акций (АДА), которые котируются на Нью-Йоркской фондовой бирже. Теперь это отношение составляет четыре АДА за одну обыкновенную акцию вместо прежнего отношения в четыре АДА за три обыкновенные акции. Это позволило приблизить стоимость АДА Компании к средней цене АДА на Нью-Йоркской фондовой бирже, сделав тем самым АДА ВымпелКома доступными более широкому кругу инвесторов. Благодаря успешной операционной и финансовой деятельности Компании стоимость АДА ВымпелКома увеличивалась в течение большей части 2004 года. В целом цена на АДА ВымпелКома выросла приблизительно на 48% в течение 2004 года, с $24,50 в конце 2003 года до $36,14 в конце 2004 года, значительно опередив индексы Дау Джонс и РТС, которые выросли соответственно на 3,1% и 8,3%.

В 2004 году произошли два важных события в области корпоративного развития:

- В мае 2004 года на годовом общем собрании акционеров было одобрено слияние КБ Импульс, 100% дочернего предприятия Компании, с ВымпелКомом. КБ Импульс владеет лицензией на осуществление операционной деятельности в стандарте GSM-900/1800 в Москве и Московской области (Московская лицензионная территория). Слияние было вызвано стремлением оптимизировать нашу корпоративную структуру, а также решить вопросы, поднятые органами регулирования в отношении наших операций в Москве. Слияние планируется завершить в 2005 году.

* Согласование OIBDA и маржи OIBDA ВымпелКома с ближайшими сопоставимыми показателями, принятыми в U.S. GAAP, приводится в разделе "Selected Consolidated Financial Data".

o 26 ноября 2004 года завершилось слияние ВымпелКома со своей дочерней компанией ВымпелКом-Регион, которая владела большинством региональных лицензий стандарта GSM. В результате все акционеры ВымпелКома в полном объеме получат выгоду от быстрого роста бизнеса в регионах России.

Бьющий все рекорды рост в регионах России явился основной характеристикой развития сотовой связи в России в 2004 году. Этот рост был вызван увеличением реальной заработной платы в 2004 году на 10,9%, значительным расширением сетей в регионах и конкуренцией, которая привела к существенному снижению тарифов. ВымпелКом продолжал расширять свое присутствие в регионах России и стал лидером регионального роста в 2004 году. Компания запустила 16 новых региональных сетей и приобрела Даль Телеком Интернэшнл, оператора на Дальнем Востоке, что позволило осуществлять операции в трех регионах этой самой удаленной восточной части России. В результате, как уже указывалось выше, доля рынка ВымпелКома в масштабах России увеличилась на 3 процентных пункта и достигла 34,6% в конце 2004 года, вплотную приблизившись по этому показателю к основному конкуренту. Несмотря на то, что размер среднего счета абонента – ARPU (Average Revenue Per User) – в регионах значительно ниже, чем в Москве, прибыльность операционной деятельности в регионах приближается к московским показателям по мере становления и развития регионального бизнеса. Прибыльность в регионах определяется в основном следующими факторами: более низкими операционными затратами в регионах и более низкими затратами на привлечение одного абонента, чем в Москве, а также продолжающимся снижением цен на оборудование.

В сентябре 2004 года Компания сделала важный стратегический шаг, купив КаР-Тел, оператора беспроводной связи в Казахстане. В конце 2004 года абонентская база ВымпелКома составляла приблизительно 26,58 миллиона клиентов, на 132,3% больше по сравнению с 11,44 миллиона абонентов в 2003 году. Из общего числа абонентов ВымпелКома 7,48 миллиона проживали в Москве и Московской области, 859 тысяч абонентов в Казахстане и 18,25 миллиона – в регионах России. Количество абонентов в регионах увеличилось на 215,7% по сравнению с 5,78 миллиона абонентов, зарегистрированных в регионах России в конце 2003 года.

Интенсивный рост абонентской базы в 2004 году был результатом крупных инвестиций в развитие сети, инфраструктуры и систем поддержки, всего на сумму около $1 242,0 миллиона. Кроме того, на приобретение других компаний ВымпелКом затратил приблизительно $438,9 миллиона. Для поддержки финансирования этой деятельности ВымпелКом в 2004 году разместил облигации на международных рынках на сумму $750,0 миллиона. В то же самое время около 65% финансирования роста Компании осуществлялось за счет ее собственных средств, полученных от операционной деятельности. При этом Компания сохраняет устойчивый баланс, где отношение заемного капитала к собственному составляло 0,7, а отношение заемного капитала к OIBDA 1,5 на конец 2004 года.

В некотором приближении можно утверждать, что число абонентов мобильной связи в России удваивалось ежегодно в период с 2000 по 2004 год. В конце 2004 года уровень проникновения в национальном масштабе достиг 51,2%, а уровень проникновения в Москве составил 99,5%. Эти факты привели Компанию и аналитиков индустрии к заключению, что в 2005 году темпы роста числа абонентов должны замедлиться, хотя абсолютное число прироста абонентов в 2005 году может равняться или даже превысить показатели 2004 года. В связи с этим Компания приняла ряд важных решений стратегического характера:

1. Московский регион – Московский рынок достиг высокого уровня насыщения, и стратегия ВымпелКома стала смещаться от задачи количественного роста абонентов в сторону повышения их лояльности, извлечения максимальной ценности из существующей абонентской базы и укрепления позиций Компании в сегменте наиболее прибыльных «тяжелых» абонентов.

2. Регионы России – Ожидается, что 2005 год будет последним годом быстрого роста абонентов в регионах России. Поэтому ВымпелКом будет максимально использовать возможности такого роста и одновременно готовиться к работе на региональных рынках в условиях их насыщения.

3. Страны СНГ – Страны СНГ являются следующей после России территорией для расширения нашего бизнеса. Компания планирует использовать накопленный ею опыт и знания в России для расширения своего присутствия в странах СНГ.

Мы рады доложить об успешном выполнении ВымпелКомом своих планов и задач, поставленных на 2004 год. Планы на 2005 год еще более амбициозны. Важной частью этих планов стало репозиционирование торговой марки «Билайн» с целью укрепления имиджа ВымпелКома и его репутации как ведущего российского и международного оператора беспроводной связи. Будучи лидером в области инновационных продуктов и обслуживания клиентов, мы уверены, что Компания готова полностью выполнить задачи, поставленные ей на 2005 год.

В прошлом году ВымпелКом многое сделал для укрепления своей репутации как одной из самых прозрачных компаний России с самым лучшим менеджментом. Как и в прошлые годы, ВымпелКом и его руководство получили признание уважаемых независимых российских и международных институтов и были удостоены таких званий, как «Лучший менеджер года», «Лучшее корпоративное управление» и «Лучшие отношения с инвесторами». Мы вступили в 2005 год с твердым намерением сделать этот год успешным и увеличить ценность Компании для всех наших акционеров.

Джо Лундер
Председатель Совета директоров



Александр Изосимов
Генеральный директор



Russian Economy: Continued Growth Amid Favorable World Economic Conditions

To a large extent, the trends of 2004 mirrored those of 2003. Worldwide demand for energy resources has been increasing, *particularly in China and India.* Oil prices reached new heights as a result of growing demand, continued unrest in Iraq and instability in the Middle East. The U.S. trade deficit surged to an all-time high, further weakening the U.S. dollar against the Euro and other world currencies. Economic growth in developed countries was modest, particularly in Europe due in part to high oil prices and the appreciation of the Euro and other European currencies against the U.S. dollar.

However, world economic conditions in 2004 again proved favorable for Russia, which is a large exporter of oil, gas, metals and other commodities. Despite good economic progress for Russia in 2004, voices within the government and among the general public felt that the Russian economy *should have performed better under such* favorable conditions. In response, the Russian government is currently working on measures designed to stimulate structural changes in the economy and accelerate economic growth.

Russia has substantially improved its macroeconomic indicators and reduced external debt. As a result, Standard & Poor's *followed Moody's in granting Russia* an investment grade rating with regard to sovereign debt. Russian GDP year-on-year growth was approximately 7.1% in 2004, which was almost the same as in 2003. The reserves of the Central Bank of Russia grew by 61%, reaching $124 billion at the end of 2004. At the same time, inflation was at 11.7% per annum, only marginally less than in 2003. Real wages (after oblig*atory payments and inflation adjustment)* rose by 10.9% in 2004.



Экономика России: рост продолжается на фоне благоприятной мировой экономической конъюнктуры

Тенденции 2003 года в значительной степени были повторены в 2004 году. Спрос на энергетические ресурсы продолжал расти, особенно в Китае и Индии. Цены на нефть достигли нового максимума в результате растущего спроса, сохраняющейся *напряженности в Ираке и нестабильной обстановки* в целом на Ближнем Востоке. Торговый дефицит США достиг рекордных размеров, а доллар продолжал терять позиции по отношению к евро и другим мировым валютам. Экономический рост в *развитых странах был весьма* скромным, особенно в Европе, что частично можно объяснить высокими ценами на нефть и укреплением евро и других европейских валют по отношению к доллару.

Однако, такая ситуация в мировой экономике оказалась благоприятной для России, которая является крупнейшим экспортером нефти, газа, металлов и других сырьевых продуктов. Тем не менее, несмотря на значительные успехи в экономике России в 2004 году, как в правительстве, так и среди широких слоев *населения существует* мнение, что при таких благоприятных условиях показатели экономики России должны были бы быть лучше. В ответ на такие замечания правительство России *разрабатывает меры* по стимулированию структурных изменений в экономике и ускорению экономического роста.

В 2004 году Россия значительно улучшила свои макроэкономические показатели и снизила размер внешнего долга. В результате, вслед за Moody's, рейтинговое агентство Standard & Poor's присвоило России инвестиционный рейтинг по отношению к суверенному долгу. Годовой рост ВВП России в 2004 году составил примерно 7,1%, повторив результат 2003 года. *Резервы Центрального Банка России увеличились* на 61%, достигнув $124 миллиардов на конец 2004 года. В то же самое время уровень инфляции составил 11,7% за год, лишь незначительно меньше, чем в 2003 году. *Реальная заработная плата* (после выплаты обязательных платежей и корректировки с учетом инфляции) выросла в 2004 году на 10,9%.

Cellular Penetration in Russia: Amazing the World Again

In 2004, Russia was the fastest growing wireless service market in the world and was second only to China in terms of the number of new subscribers. Improving economic conditions and increasing capital investments in network and infrastructure development, coupled with tariff reduc*tions by the major wireless operators,* were the driving forces behind this growth. Last year's total number of mobile subscribers in Russia more than doubled, from 36.23 million at the end of 2003 to 74.35 million at the end of 2004. Cellular penetration in Russia increased from 25% to over 50%. Given Russia's already substantial subscriber base, last year's growth came as a surprise to the majority of observers, *particularly those outside of Russia.* Once again, the potential of the Russian market had been underestimated.

The subscriber figures published for the first three months of 2005 showed that growth in absolute numbers was even higher than it was during the same period in 2004. In aggregate, approximately 11.2 million subscribers were added compared with 6.0 million for the same period in 2004. In Moscow, which is the largest and most lucrative market in Russia, cellular *penetration* exceeded 100% as of the beginning of 2005. Nonetheless, growth throughout the country is continuing.

The latest figures for the first three months of 2005 highlight the cellular market's continued potential for strong growth and prompted industry analysts to upgrade their 2005 penetration forecasts to 78%. Such figures also show that Russia is rapidly approaching the levels of market penetration reached by developed countries. Continued growth of Russia's cellular market reflects ongoing improvements in the standard of living in Russia, as well as the strong performance of Russian mobile operators.



Уровень проникновения мобильной связи в России снова превзошел все ожидания

В 2004 году рынок беспроводной связи России рос самыми высокими темпами в мире, а в отношении абсолютного количества новых абонентов уступал только Китаю. Причинами быстрого роста были благоприятные экономические условия и рост капиталовложений в развитие сетей, а также снижение тарифов крупными операторами сотовой связи. В прошлом году общее число абонентов мобильной связи увеличилось более чем в два раза, с 36,23 миллиона в конце 2003 года до 74,35 миллиона в конце 2004 года. Уровень проникновения сотовой связи в России увеличился с 25% до более чем 50%. С учетом уже имеющейся в России значительной абонентской базы рост ее в прошлом году явился неожиданностью для большинства специалистов, *особенно за рубежом. Таким образом, оценка потенциала российского* рынка вновь оказалась заниженной.

Опубликованные данные по числу абонентов за первые три месяца 2005 года показали, что рост в абсолютных цифрах был еще выше, чем за аналогичный период прошлого года. Всего прибавилось около 11,2 миллиона абонентов по сравнению с 6,0 миллиона в 2004 году. В Москве, которая является самым большим и богатым рынком России, уровень проникновения сотовой связи превысил 100% в начале 2005 года. При этом рост количества абонентов сотовой связи продолжается по всей стране.

Цифры за первые три месяца 2005 года показали, что потенциал роста еще не исчерпан. Это признали аналитики, повысив свой прогноз по уровню проникновения на 2005 год до 78%. Все данные указывают на то, что Россия быстро приближается к уровню проникновения сотовой связи, достигнутому в развитых странах. Продолжающийся рост рынка беспроводной связи России отражает улучшение жизненного уровня в стране и также свидетельствует об успешной деятельности российских операторов сотовой связи.

VimpelCom: Record Investment Produced Record Growth

VimpelCom was a significant contributor to the overall growth of the Russian cellular *industry in 2004. Given the capital intensive* nature of the wireless industry, cellular growth must be supported by increased capital expenditures. In 2004, the Company spent approximately $1.24 billion for network development, infrastructure and support systems, compared with $728 million in 2003.

Record investment in 2004 allowed *VimpelCom to significantly expand* its wireless network. During 2004, VimpelCom installed and launched 32 switching centers and approximately 4,200 base stations. By the end of 2004, VimpelCom had operations in 74 of the 89 regions of Russia and had approximately 25.72 million subscribers in Russia, compared to 53 regions and approximately 11.44 million subscribers at the end of 2003. *VimpelCom's market share* in Russia in 2004 grew by 3 percentage points to reach 34.6%.



ВымпелКом: рекордные инвестиции обеспечивают рекордный рост

ВымпелКом внес значительный вклад в общий рост отрасли сотовой связи России в 2004 году. Учитывая капиталоемкую природу беспроводной связи, рост этой отрасли должен обеспечиваться большими капитальными вложениями. В 2004 году Компания затратила около $1,24 миллиарда на развитие сети, инфраструктуры и систем поддержки, тогда как в 2003 году эта сумма составила только $728 миллионов.

Рекордные инвестиции 2004 года позволили ВымпелКому значительно расширить свои сети. В течение 2004 года ВымпелКом установил и запустил 32 коммутатора и приблизительно 4 200 базовых станций. К концу 2004 года ВымпелКом осуществлял операционную деятельность в 74 из 89 регионов России и имел около 25,72 миллиона абонентов по сравнению с 53 регионами и около 11,44 миллиона абонентов в конце 2003 года. *Доля рынка* Компании в России выросла на 3 процентных пункта в 2004 году *и составила 34,6%.*

Рынок Москвы близок к насыщению, о чем свидетельствует уровень проникновения, превысивший в январе 2005 года 100%. Соответственно, основное внимание Компании в Москве смещается от набора новых абонентов к лояльности существующей абонентской базы и стимулированию роста в использовании голосовых и неголосовых услуг связи. Доля рынка ВымпелКома в Москве в 2004 году снизилась приблизительно до 44,2%, что близко к показателю главного конкурента. Отчасти это произошло в результате нехватки номерной емкости летом 2004 года. В конце 2004 года ВымпелКом имел 7,48 миллиона абонентов в Москве, что на 32,1% выше по сравнению с 5,66 миллиона *абонентов в конце 2003 года.*

В конце марта 2005 года ВымпелКом насчитывал свыше 29,62 миллиона абонентов в России, свыше 8,12 миллиона абонентов в Москве и свыше 21,50 миллиона абонентов в регионах за пределами Москвы. Кроме того, у ВымпелКома было около 1,13 миллиона абонентов в Казахстане. Таким образом, в общей сложности в конце марта 2005 года ВымпелКом обслуживал 30,75 миллиона абонентов.

The Moscow market is close to saturation with a penetration rate exceeding 100% as of January 2005. Accordingly, the Company is shifting its focus in Moscow from subscriber growth to subscriber loyalty and stimulation of usage of voice and non-voice services. Due in part to a shortage in numbering capacity in the summer of 2004, VimpelCom's market share in Moscow fell to approximately 44.2% in 2004, which is close to that of VimpelCom's main competitor. VimpelCom ended the year with 7.48 million subscribers in Moscow, a 32.1% increase from the 5.66 million subscribers reported at the end of 2003.

At the end of March 2005, VimpelCom had approximately 29.62 million subscribers in Russia, with 8.12 million subscribers in Moscow and 21.50 million subscribers in the regions outside of Moscow. In addition, VimpelCom had approximately 1.13 million subscribers in Kazakhstan, bringing the total number of subscribers on all of VimpelCom's networks to 30.75 million.

*Subscriber growth helped produce excel*lent financial results for 2004. Total operating revenue reached approximately $2.15 *billion, an increase of 60.7% com*pared with 2003. Our OIBDA margin reached 47.8%, a substantial improvement compared with the 45.9% reported for 2003. This figure was the highest VimpelCom has achieved since its listing on the NYSE in 1996. As expected, Moscow remains the most lucrative market in Russia. In 2004, despite the continuing decrease in the proportion of Moscow sub*scribers to VimpelCom's total* subscriber base, Moscow generated slightly more than half of the Company's revenues; in 2003, this figure was close to 70%. Although VimpelCom is actively working to extract more value from its Moscow subscriber base, we anticipate that revenues from operations in the regions of Russia and the CIS will form a larger proportion of the Company's consolidated financial results *in 2005 and beyond.*



Рост числа абонентов помог Компании добиться отличных финансовых результатов в 2004 году. Размер операционной выручки достиг $2,15 миллиарда, увеличившись приблизительно на 60,7% по сравнению с 2003 годом. Маржа *OIBDA выросла до 47,8%*, что представляет собой значительное улучшение по сравнению с 45,9% в 2003 году. Это самый высокий показатель со времени выхода Компании на Нью-Йоркскую фондовую биржу. Как и ожидалось, Москва остается самым привлекательным рынком в России. В 2004 году, несмотря на продолжающееся снижение доли абонентов Москвы в абонентской базе *ВымпелКома*, больше половины от выручки ВымпелКома все еще приходилось на Москву; в 2003 году это соотношение было близко к 70%. Несмотря на то, что ВымпелКом активно работает для извлечения максимальной отдачи от абонентской базы Москвы, ожидается, что выручка от операций в регионах и в странах СНГ составит большую часть в консолидированных финансовых результатах Компании за 2005 год и в последующие годы.

Focus on Quality and Innovation

As the Russian cellular market continues to mature, product innovation and quality will become even more important competitive factors. Companies which are proactive and innovative in their marketing efforts, strive to introduce new products and make their customers' lives easier will achieve success. VimpelCom is strongly committed to consolidating its position and reputation as the most advanced and customer friendly telecommunications operator in Russia and the CIS.

VimpelCom's achievements in quality, innovation and availability of features/services to all customers have been impressive. Basic value added features, such as call waiting, call forwarding, call barring and conference calls, are now available to all of VimpelCom's customers (including its pre-paid customers) across the country. The Company was the first wireless operator to provide commercial GPRS and MMS in Russia and it currently has the largest market share (44%) of GPRS users. In 2004, these services became available to all of our customers throughout Russia. In December 2004, VimpelCom became the first operator to launch EDGE into commercial operation. EDGE is an advanced technology that allows subscribers to connect to the Internet and send and receive data, including digital images, web pages and photographs, up to three times faster than GPRS.

Infotainment services, and the Company's ability to provide content, is also developing rapidly along with a growing array of services and delivery platforms, such as SMS (Short Messaging Service), GPRS, WAP (Wireless Application Protocol), BeeOnline portal and CPA (Content Provider Access). The latter now allows VimpelCom customers to receive the services of content providers with on-line billing, making it possible for prepaid users to enjoy real-time control of their spending for content delivery. In 2004, non-voice services contributed approximately 14.8% of VimpelCom's services revenues.

VimpelCom has expended considerable efforts in building its CRM (Customer Relationship Management) system. In 2004, VimpelCom deployed integrated billing and CRM solutions supplied by Amdocs. It provides VimpelCom with advanced customer care capabilities and enables the Company to build stronger customer relationships and maintain higher levels of customer loyalty.



Акцент на качестве и инновациях

По мере того как российский рынок сотовой связи становится зрелым, новые продукты и качество предоставляемых *услуг станут определяющими факторами* конкуренции. Успеха добьются те компании, которые делают опережающие конкурентов инновационные маркетинговые ходы, стремятся к выведению новых продуктов и делают жизнь своих клиентов более комфортной. Такая по*литика всегда была характерна для* ВымпелКома и Компания твердо намерена укреплять свою позицию и репутацию как самого передового и ориентированного на клиента сотового оператора в России и СНГ.

ВымпелКом добился серьезных успехов в отношении качества, новизны и объема услуг, оказываемых всем абонентам Компании. Базовые дополнительные услуги, такие как ожидание вызова, запрет на звонки, переадресация и конференцсвязь, предоставляются всем абонентам ВымпелКома (включая абонентов с системой предоплаты) на всей территории страны. Компания была первым сотовым оператором, который стал предоставлять в России услуги GPRS и MMS на коммерческой основе и сейчас имеет самую большую долю рынка (44%) пользователей GPRS. В 2004 году эти услуги стали предоставляться всем абонентам Компании в любой части России. В дека*бре 2004 года ВымпелКом первым из* российских операторов стал предоставлять коммерческие услуги на основе технологии EDGE. EDGE является передовой технологией, которая позволяет абонентам входить в Интернет, посылать и получать данные, веб-страницы и фотографии со скоростью, *в три раза превы*шающей возможности GPRS.



В последнее время быстро развиваются развлекательные и информационные услуги для абонентов мобильной связи. Поэтому Компания совершенствует технологию предоставления этих услуг, используя такие платформы, как SMS (Short Messaging Service), GPRS, WAP (Wireless Application Protocol), BeeOnline portal и CPA (Content Provider Access). Последняя платформа позволяет абонентам *ВымпелКома получать* услуги от провайдеров контента с выставлением счета в режиме онлайн. Поэтому абоненты с системой предоплаты могут контролировать свои затраты на получение контента в режиме реального времени. В 2004 году неголосовые услуги составили приблизительно 14,8% выручки ВымпелКома от предоставления услуг.

ВымпелКом затратил значительные ресурсы на создание системы взаимоотношений с клиентами, называемой CRM (Customer Relationship Management). *В 2004 году* ВымпелКом установил интегрированную систему биллинга и CRM компании Amdocs. Эта система обеспечивает ВымпелКом самой передовой технологией по обслужива*нию абонентов, помогает* Компании строить прочные отношения с клиентами и поддерживать высокий уровень их лояльности.

oard of Directors
Совет директоров



Jo Lunder
Chairman of the Board
Chief Executive Officer, Ementor ASA
Джо Лундер
Председатель Совета директоров
Генеральный директор, Эментор АСА



Arve Johansen
Senior Executive Vice President, Telenor
Chief Executive Officer,
Telenor Mobile
Арве Йохансен
Старший исполнительный вице-президент, Теленор
Генеральный директор, Теленор Мобайл



Mikhail M. Fridman
Chairman of the Board, Alfa Bank
Member of the Board,
Trade House "Perekriostok"
Михаил Маратович Фридман
Председатель Совета директоров, Альфа Банк
Член Совета директоров,
ТД «Перекресток»



Terje Thon
Chairman of the Board, Norwegian Air Ambulance
Chairman of the Board,
Tandberg Data ASA
Chairman of the Board, Telenor Satellite Services AS
Chairman of the Board, Bravida ASA
Терье Тун
Председатель Совета директоров, Норвиджиан Эйр Амбьюланс
Председатель
Совета директоров, Тандберг Дата АСА
Председатель Совета директоров, Теленор Сателит Сервисез АС
Председатель Совета директоров, Бравида АСА



Natalia Tsukanova
Vice President, J.P. Morgan
Наталья Цуканова
Вице-президент, Джей Пи Морган



Pavel V. Kulikov
Managing Director, Alfa Telecom
Павел Валентинович Куликов
Управляющий директор, «Альфа Телеком»



Alex Sozonoff
Member of the Board, Stonesoft OY
Member of the Board, European Wholesale Group, Ltd.
Member of the Board, Hewlett-Packard Finland and Baltics
Member of the Board, Global Beach
Member of the Board, F-Secure Corp.
Алекс Созонов
Член Совета директоров, Стоунсофт
Член Совета директоров, Юропиан Холсейл Груп, Лтд.
Член Совета директоров, Хьюлетт-Паккард Финляндия и страны Балтии
Член Совета директоров, Глобал Бич
Член Совета директоров, Ф-Секьюр Корп.



Henrik Torgersen
Executive Vice President, Telenor
Хенрик Торгерсен
Исполнительный Вице-президент, Теленор



Alexey M. Reznikovich
Member of the Board, Trade House "Perekriostok",
Member of the Board, Alfa Telecom
Алексей Михайлович Резникович
Член Совета директоров, ТД «Перекресток»
Член Совета директоров, «Альфа Телеком»

anagement Team Старший менеджмент



Alexander V. Izosimov
Chief Executive Officer
Александр Вадимович Изосимов
Генеральный директор



Nikolai N. Pryanishnikov
Executive Vice President –
General Director, Regions
Николай Николаевич Прянишников
Исполнительный вице-президент, генеральный директор регионы



Elena A. Shmatova
Chief Financial Officer
Елена Александровна Шматова
Главный финансовый директор



Jere C. Calmes
Executive Vice President –
General Director, Moscow
Джери Калмес
Исполнительный вице-президент, генеральный директор, Москва



Valery V. Frontov
Vice President, Licensing
and Regulatory Affairs
Валерий Вячеславович Фронтов
Вице-президент, директор по обеспечению регуляторной деятельности



Valery P. Goldin
Vice President, International
and Investor Relations
Валерий Павлович Гольдин
Вице-президент по международным связям и отношениям с инвесторами



Alexey M. Mischenko
Vice President,
Business Development
Алексей Михайлович Мищенко
Вице-президент по развитию бизнеса



Robert J. Reisner
Vice President,
Chief Procurement Officer –
since August, 2004
Роберт Райснер
Вице-президент по закупкам –
с августа 2004 г.



Marina V. Novikova
Vice President,
Organizational Development
and Human Resources
Марина Владимировна Новикова
Вице-президент по организационному развитию и работе с персоналом



Olga N. Turischeva
Marketing Director
Ольга Николаевна Турищева
Директор по маркетингу



Sergei M. Avdeev
Vice President,
Chief Technical Officer
Сергей Михайлович Авдеев
Вице-президент, главный технический директор



Vladimir A. Filippov
Vice President,
Chief Information Officer –
since March, 2005
Владимир Александрович Филиппов
Вице-президент по информационным технологиям
с марта 2005 г.



Andrey P. Kuznetsov
Vice President, Information Technology –
left the company in March 2005
Андрей Павлович Кузнецов
Вице-президент, директор по информационным технологиям
покинул Компанию в марте 2005 г.



The Legacy of VimpelCom Founders' Pioneering Spirit

VimpelCom's Founder and Honorary President Dr. Dmitri B. Zimin and Co-Founder and Chairman Emeritus Augie K. Fabela II have inspired the Company's transparency, strong corporate governance, quality, innovation and a pioneering spirit – values and characteristics that have made VimpelCom unique in Russia and a leader in the industry. They led VimpelCom from its inception in 1992, to its history-making step of becoming the first Russian company to be listed on the New York Stock Exchange in 1996. Messrs. Zimin and Fabela laid the foundation that has made VimpelCom the second largest telecommunications company in Russia, CIS, Central and Eastern Europe and one of the fastest growing telecommunications companies in the world now ranking in the Forbes 2000 Global Index.

Наследие ВымпелКома: новаторский дух учредителей

Учредитель и Почетный Президент ВымпелКома д-р Д. Б. Зимин и соучредитель и Почетный Председатель Совета директоров г-н О. К. Фабела II являются инициаторами принятия таких ценностей и принципов, как приоритет высокого качества, новаторский дух, прозрачность бизнеса и высокий уровень корпоративного управления, которые сделали Компанию уникальным явлением в современной России, а также лидером в своей индустрии. Они возглавляли Компанию с момента ее основания в 1992 году и привели ее к историческому достижению 1996 года, когда ВымпелКом стал первой российской компанией, включенной в листинг Нью-Йоркской фондовой биржи. Д-р Зимин и г-н Фабела заложили тот фундамент, который позволил ВымпелКому стать второй по величине крупнейшей телекоммуникационной компанией России, СНГ, Центральной и Восточной Европы, а также одной из самых быстрорастущих телекоммуникационных компаний в мире, включенной в список Форбс 2000.

Consolidated Financial Statements

Open Joint Stock Company "Vimpel-Communications"

Years ended December 31, 2004, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

Contents

Публикуемое ниже подробное описание финансового состояния Компании приводится только на английском языке, поскольку оно базируется на консолидированной финансовой отчетности, рассчитанной в соответствии с принятыми в США (но не введенными в России) принципами бухгалтерского учета ГААП.

Selected Consolidated Financial Data

ıe following selected consolidated statement of operations data ıd consolidated balance sheet data present a summary of our storical consolidated financial information at December 31,)04, 2003, 2002, 2001 and 2000 and for the years then ended ıd are derived from our consolidated financial statements and lated notes, which have been audited by Ernst & Young LLC. The ›lected financial data set forth below should be read in conjunc- วn with our consolidated financial statements and their related ›tes and the section of this document entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations". The selected financial data set forth below reflects the impact of our restatement of our historical financial statements for periods ending on or prior to December 31, 2003 related to depreciation expense with respect to certain of our leasehold improvements. For more information on this restatement, please see Note 2 to our consolidated financial statements included elsewhere in this document. All referenced amounts for prior periods in this document are presented on a restated basis.

Years ended December 31,

	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000 (Restated)
	(In thousands of U.S. dollars, except per share and per ADS amounts)				
Operating revenues:(1)					
Service revenues and connection fees	US$ 2,091,198	US$ 1,275,872	US$ 728,729	US$ 383,321	US$ 252,333
Sales of handsets and accessories	51,860	55,765	49,073	43,228	32,031
Other revenues	3,571	3,961	1,842	1,347	1,309
Total operating revenues	2,146,629	1,335,598	779,644	427,896	285,673
Less revenue-based taxes	–	–	(11,148)	(5,294)	(11,537)
Net operating revenues	2,146,629	1,335,598	768,496	422,602	274,136
Operating expenses:(1)					
Service costs	352,399	209,038	121,050	74,097	61,326
Cost of handsets and accessories sold	39,216	36,447	32,101	37,591	34,187
Selling, general and administrative expenses	720,127	467,655	271,963	149,052	108,482
Depreciation	281,129	162,769	90,172	50,513	47,966
Amortization	64,072	34,064	12,213	12,616	12,564
Impairment of long-lived assets	7,354	–	–	–	66,467
Provision for doubtful accounts	8,166	9,228	21,173	13,406	18,148
Total operating expenses	1,472,463	919,201	548,672	337,275	349,140
Operating income	674,166	416,397	219,824	85,327	(75,004)
Other income and expenses:					
Interest income	5,712	8,378	7,169	5,733	4,039
Other income	7,412	6,296	3,903	2,517	2,133
Interest expense	(85,663)	(68,246)	(46,586)	(26,865)	(21,089)
Other expense	(19,565)	(3,251)	(2,142)	(2,578)	(25)
Net foreign exchange gain (loss)	3,563	(1,279)	(9,439)	(110)	(2,661)
Total other income and expenses	(88,541)	(58,102)	(47,095)	(21,303)	(17,603)
Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	585,625	358,295	172,729	64,024	(92,607)
Income tax expense (benefit)	155,000	105,879	48,747	17,901	(14,495)
Minority interest in net earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	80,229	23,280	(2,820)	7	45
Income (loss) before cumulative effect of change in accounting principle	350,396	229,136	126,802	46,123	(78,157)
Cumulative effect of change in accounting principle net of tax of US$120	–	(379)	–	–	–
Minority interest in cumulative effect of change in accounting principle	–	52	–	–	–
Net income (loss)	US$ 350,396	US$ 228,809	US$ 126,802	US$ 46,123	US$ (78,157)

Continued on the next page

Continued from the previous page

Years ended December 31,

	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000 (Restated)
	(In thousands of U.S. dollars, except per share and per ADS amounts)				
Weighted average common shares outstanding	41,224	38,241	38,014	33,642	30,264
Income (loss) before cumulative effect of change in accounting principle per common share	US$ 8.50	US$ 5.99	US$ 3.34	US$ 1.37	US$ (2.58)
Income (loss) before cumulative effect of change in accounting principle per ADS equivalent(2)	US$ 2.13	US$ 1.50	US$ 0.84	US$ 0.34	US$ (0.65)
Net income (loss) per common share	US$ 8.50	US$ 5.98	US$ 3.34	US$ 1.37	US$ (2.58)
Net income (loss) per ADS equivalent(2)	US$ 2.13	US$ 1.50	US$ 0.84	US$ 0.34	US$ (0.65)
Weighted average diluted shares	47,698	46,770	44,489	40,068	30,264
Diluted income (loss) before cumulative effect of change in accounting principle per common share(3)	US$ 7.35	US$ 5.12	US$ 2.85	US$ 1.15	US$ (2.58)
Diluted income (loss) before cumulative effect of change in accounting principle per ADS equivalent(2)	US$ 1.84	US$ 1.28	US$ 0.71	US$ 0.29	US$ (0.65)
Diluted net income (loss) per common share(3)	US$ 7.35	US$ 5.11	US$ 2.85	US$ 1.15	US$ (2.58)
Diluted net income (loss) per ADS equivalent(3)	US$ 1.84	US$ 1.28	US$ 0.71	US$ 0.29	US$ (0.65)
Dividends per share	–	–	–	–	–
Other data:					
OIBDA(4)	US$ 1,026,721	US$ 613,230	US$ 322,209	US$ 148,456	US$ 51,993
OIBDA margin(5)	47.8%	45.9%	41.9%	35.1%	19.0%
Operating margin	31.4%	31.2%	28.6%	20.1%	(27.4)%

(1) Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation. Costs of SIM cards sold were reclassified from the cost of telephones and accessories sold to service costs and from sales of telephones and accessories to service revenues.

(2) Each ADS is equivalent to one-quarter of one share of common stock. On November 22, 2004, we changed the ratio of our ADSs traded on The New York Stock Exchange from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record at the close of business on November 19, 2004 received two additional ADSs for every ADS held. All share information presented herein reflects the change in the ratio. There were no changes to our underlying common shares.

(3) Diluted income before cumulative effect of change in accounting principle and diluted net income per common share and ADS equivalent includes dilution for all shares of our convertible preferred stock, senior convertible notes and our employee stock options in the periods when these shares, notes and options had a dilutive effect (the years ended December 31, 2004, 2003, 2002 and 2001 for all shares of our convertible preferred stock, the years ended December 31, 2004 and 2003 for senior convertible notes and the years ended December 31, 2004, 2003 and 2002 for our employee stock options).

(4) OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation, amortization and the one-time write-down of AMPS/D-AMPS related assets in the Samara region of $7,354 thousand in the second quarter of 2004. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortization and the one-time write-down of AMPS/D-AMPS related assets in the Samara region of $7,354 thousand in the second quarter of 2004, are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below.

(5) OIBDA margin is OIBDA expressed as a percentage of total operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below.

nciliation of OIBDA to operating income (loss)

ited, in thousands of U.S. dollars)

	Years ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands of U.S. dollars)				
.	1,026,721	613,230	322,209	148,456	51,993
epreciation	(281,129)	(162,769)	(90,172)	(50,513)	(47,966)
mortization	(64,072)	(34,064)	(12,213)	(12,616)	(12,564)
npairment loss	(7,354)	-	-	-	(66,467)
ting income (loss)	674,166	416,397	219,824	85,327	(75,004)

nciliation of OIBDA margin to operating income as percentage of net operating revenues

	Years ended December 31,				
	2004	2003	2002	2001	2000
margin	47.8%	45.9%	41.9%	35.1%	19.0%
Depreciation as percentage net operating revenues	(13.1)%	(12.2)%	(11.7)%	(12.0)%	(17.5)%
Amortization as percentage net operating revenues	(3.0)%	(2.6)%	(1.6)%	(3.0)%	(4.6)%
Impairment loss as percentage net operating revenues	(0.3)%	-	-	-	(24.3)%
ting income (loss) as percentage net operating revenues	31.4%	31.1%	28.6%	20.1%	(27.4)%

	As of December 31,				
	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000 (Restated)
	(In thousands of U.S. dollars)				
olidated balance sheet data:					
cash equivalents short-term investments	US$ 305,857	US$ 157,611	US$ 263,657	US$ 145,092	US$ 152,691
ing capital (deficit)	(127,903)	(167,409)	69,582	52,146	122,270
rty and equipment, net	2,314,405	1,439,758	948,325	531,096	354,337
ommunications licenses and cations of frequencies, goodwill other intangible assets, net	1,338,305	163,186	144,115	70,926	79,649
assets	4,780,241	2,281,448	1,683,467	921,497	697,986
debt, including current portion[1]	1,581,138	606,991	650,580	277,673	222,764
liabilities	2,623,108	1,293,797	1,026,216	416,038	330,846
shareholders' equity	US$ 2,157,133	US$ 987,651	US$ 657,251	US$ 505,459	US$ 367,139

udes bank loans (including (i) our April 26, 2002 US$250.0 million loan from J.P. Morgan AG (funded by the issuance of loan participation notes by *J.P. Morgan AG*) f December 31, 2004, 2003 and 2002, (ii) our June 16, 2004/July 14, 2004 US$450.0 million loans from UBS (Luxembourg) S.A. (funded by the issuance of loan par- ation notes by UBS (Luxembourg) S.A.) as of December 31, 2004, and (iii) our October 22, 2004 US$300.0 million loan from *UBS (Luxembourg)* S.A. (funded by the ance of *loan participation* notes by UBS (Luxembourg) S.A.) as of December 31, 2004), equipment financing, capital lease obligations as of December 31, 2004, 2003, 2 and 2001, Russian ruble denominated bonds as of December 31, 2004 and 2003, and the senior convertible notes as of December 31, 2002, 2001 and 2000. *Total* does not include a US$300.0 million loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.), which we red into on February 11, 2005.

Selected Operating Data

The following selected operating data at December 31, 2004, 2003, 2002, 2001 and 2000 and for the years then ended have been derived from our company and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this document entitled "Management's Discussion and Analysis of *Financial Condition and Results of Operations*".

	As of December 31,				
	2004	2003	2002	2001	2000
Selected industry operating data:					
Estimated population:					
Moscow license area[1]	17,001,300	16,984,800	16,984,800	15,001,800	15,001,800
The regions	128,164,400	128,197,100	128,197,100	131,180,000	128,539,800
Russia[2]	145,166,700	145,181,900	145,181,900	146,181,800	143,541,600
Kazakhstan[3]	14,938,400	–	–	–	–
Estimated subscribers[4]:					
Moscow license area	16,903,600	11,487,300	7,201,400	4,110,200	1,993,600
The regions	57,446,400	24,742,700	10,803,600	3,929,800	1,451,400
Russia	74,350,000	36,230,000	18,005,000	8,040,000	3,445,000
Kazakhstan	2,700,000	–	–	–	–
Penetration rate:					
Moscow license area[5]	99.4%	67.6%	42.4%	27.4%	13.3%
The regions[6]	44.8%	19.3%	8.4%	3.0%	1.1%
Russia[7]	51.2%	25.0%	12.4%	5.5%	2.4%
Kazakhstan[8]	18.1%	–	–	–	–
Selected company operating data:					
End of period subscribers:					
Moscow license area	7,476,900	5,659,600	3,712,700	1,911,200	780,100
The regions[9]	18,247,700	5,777,300	1,440,400	200,300	53,500
Kazakhstan	859,000	–	–	–	–
Total subscribers	26,583,600	11,436,900	5,153,100	2,111,500	833,600
Market share[10]:					
Moscow license area subscribers	44.2%	49.3%	51.6%	46.5%	39.1%
The regions	31.8%	23.3%	13.3%	5.1%	3.7%
Russian subscribers	34.6%	31.6%	28.6%	26.3%	24.2%
Kazakhstan	31.8%	–	–	–	–
Monthly average minutes of use per user ("MOU") [11]	96.5	97.9	N/A	N/A	N/A
Moscow license area MOU	115.9	106.0	N/A	N/A	N/A
Regional MOU	83.7	86.5	N/A	N/A	N/A
Kazakhstan MOU	69.3	–	–	–	–
Monthly average revenue per subscriber ("ARPU") [12]	US$ 10.2	US$ 13.7	US$ 18.2	US$ 26.2	US$ 7.2
Moscow license area ARPU	US$ 14.7	US$ 16.4	US$ 19.4	US$ 26.5	–
Regional ARPU	US$ 8.0	US$ 11.0	US$ 12.4	US$ 21.9	–
Kazakhstan ARPU	US$ 15.7	–	–	–	–
Churn rate (for the period ended) [13]	29.6%	39.3%	30.8%	23.0%	34.0%
Moscow license area churn rate	38.3%	46.6%	33.9%	23.7%	–
Regional churn rate	24.0%	29.2%	14.5%	8.9%	–
Kazakhstan churn rate	19.0%	–	–	–	–

Continued on the next page

tinued from the previous page

	As of December 31,				
	2004	2003	2002	2001	2000
ber of Moscow license area GSM base stations:					
D-AMPS	309	309	314	318	318
GSM	2,738	2,372	1,721	1,072	735
ıber of regional GSM base stations:					
D-AMPS	154	106	106	94	–
GSM	7,921	4,224	1,378	292	–
ıber of Kazakhstan GSM base stations:					
D-AMPS	–	–	–	–	–
GSM	586	–	–	–	–

The Moscow license area includes the City of Moscow and the area constituting the Moscow region. Population statistics for all periods presented were published by Goskomstat.

Estimated population statistics for Russia as of December 31, 2004, 2003 and 2002 were published by Goskomstat. Estimated population statistics as of December 31, 2001 and 2000 were derived from the subscriber and penetration rate figures published by J'son & Partners and Sotovik.ru.

Estimated population statistics for Kazakhstan as of December 31, 2004 were published by the Statistics Agency of Kazakhstan.

Estimated subscribers statistics as of December 31, 2004, 2003 and 2002 were published by AC&M Consulting, a management consulting and research agency specializing in the telecommunications industry in Russia and the CIS. Estimated subscribers statistics as of December 31, 2001 and 2000 were published by J'son & Partners and Sotovik.ru.

Penetration rate in the Moscow license area is calculated by dividing the total estimated number of subscribers in the Moscow license area by the total estimated population in the Moscow license area as of the end of the relevant period.

Penetration rate in the regions of Russia outside of the Moscow license area is calculated by dividing the total estimated number of subscribers in the regions of Russia outside of the Moscow license area by the total estimated population in the regions of Russia outside of the Moscow license area as of the end of the relevant period.

Penetration rate in Russia is calculated by dividing the total estimated number of subscribers in Russia by the total estimated population in Russia as of the end of the relevant period.

Penetration rate in Kazakhstan is calculated by dividing the total estimated number of subscribers in Kazakhstan by the total estimated population in Kazakhstan as of December 31, 2004.

Represents the total number of our GSM and AMPS/D-AMPS subscribers in the regions outside of the Moscow license area, including subscribers on networks of some of our subsidiaries and affiliates.

Market share of subscribers for the relevant areas is calculated by dividing the estimated number of our subscribers in the Moscow license area, the regions outside the Moscow license area, Russia and Kazakhstan, respectively, by the total estimated number of subscribers in the Moscow license area, the regions outside the Moscow license area, Russia and Kazakhstan, respectively. Total estimated subscribers statistics as of December 31, 2004, 2003 and 2002 were published by AC&M Consulting. Total estimated subscribers statistics as of December 31, 2001 and 2000 were published by J'son & Partners and Sotovik.ru.

Monthly MOU is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month. Beginning with the first quarter of 2004, we decided to introduce a new definition of MOU based on total minutes of usage (including both billable minutes of usage and free minutes of usage) instead of only billable minutes used in the previous definition. The MOU figures presented for the years ended December 31, 2004 and 2003 in the above table and throughout this Annual Report on Form 20-F have been calculated under the new definition. MOU calculated under the new definition for years ended prior to 2003 are not available as prior to 2003 we did not separately determine and report free minutes of usage. See "Management's Discussion and Analysis—Overview" for more information.

Monthly ARPU is used to measure the average monthly services revenue on a per subscriber basis. Monthly ARPU is calculated for each month in the relevant period as our service revenue generated by subscribers during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenues, divided by the average number of our subscribers during the month. See "Management's Discussion and Analysis—Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)" for calculation of our ARPU and for more information regarding our use of ARPU as a non-U.S. GAAP financial measure.

Churn rate means the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. Migration of our subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans were technically recorded as churn, although we did not lose these subscribers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in the section of the Annual Report on Form 20-F for the year ended December 31, 2004.

Overview

We are a leading provider of wireless telecommunications services in Russia, operating under the "Beeline" brand name. "Beeline" is one of the most recognized brand names in Russia. We also provide wireless telecommunications services in Kazakhstan, operating under the "K-mobile" and "EXCESS" brand names. We began rolling out the "Beeline" brand name in Kazakhstan in April 2005. Based on independent estimates of the number of subscribers of our competitors, we estimate that our market share of subscribers in Russia was 34.6% as of December 31, 2004, compared to 31.6% as of December 31, 2003. Using the same sources, we estimate that our market share in the Moscow license area was 44.2% as of December 31, 2004, compared to 49.3% as of December 31, 2003, and that our market share in the regions outside of the Moscow license area was 31.8% as of December 31, 2004, compared to 23.3% as of December 31, 2003. We believe that increased competition among existing telecommunications service providers, coupled with a shortage of numbering capacity in Moscow during the second quarter of 2004, resulted in the decrease in our market share in the Moscow license area in 2004. According to our estimates, as of December 31, 2004, our market share of subscribers in Kazakhstan was approximately 31.8%.

As of December 31, 2004, our GSM licenses permitted us to operate wireless networks in areas in Russia populated by approximately 136.0 million people, or approximately 94.0% of the Russian population. We held GSM licenses for seven out of Russia's eight super-regions, including the Moscow license area, as of December 31, 2004. Additionally, as of December 31, 2004, we held GSM licenses for six smaller regions located within the seven super-regions, including the Moscow license area, and we held GSM licenses for three of the 15 regions within the Far East super-region. As of December 31, 2004, we also held a national GSM-900 license for the entire territory of Kazakhstan.

Our company has three reportable segments—the Moscow license area, the regions of Russia outside of the Moscow license area and Kazakhstan. The Moscow license area includes the City of Moscow and the Moscow region. The regions outside of the Moscow license area include all other regions of the Russian Federation, including the City of St. Petersburg. Kazakhstan includes the entire territory of Kazakhstan. Our management analyzes the reportable segments separately because of different economic environments and the different stages of development of markets of wireless telecommunications services in different regions, which require different investment and marketing strategies. The Moscow license area is a more developed market for our company's services compared to the regions of Russia outside of the Moscow license area and Kazakhstan.

The Moscow Market

Industry analysts estimate that during the year ended December 31, 2004, approximately 5.4 million new subscribers were added in the Moscow license area, representing an increase of approximately 47.0% in the number of subscribers in the Moscow license area as compared to the year ended December 31, 2003. Industry analysts also estimate that there were approximately 16.9 million subscribers in the Moscow license area as of December 31, 2004, where the penetration rate increased to 99.4% from 67.6% as of December 31, 2003. According to AC&M Consulting, the penetration rate in the Moscow license area exceeded 100.0% by February 2005.

Our Moscow subscriber base increased from approximately 5.7 million as of December 31, 2003 to approximately 7.5 million as of December 31, 2004, an increase of approximately 31.6%. In 2005, we intend to maintain our strong market position in the Moscow license area. While we expect our subscriber base to continue to grow, the Moscow license area market is approaching saturation, and, therefore, we expect increased competition, particularly from MTS and MegaFon, and a reduction in the annual growth rates of new subscribers and revenue in the Moscow license area market. In December 2004, MTS introduced an aggressive marketing and pricing plan designed to increase its share of the Moscow subscriber market. MegaFon has also introduced certain marketing and pricing plans in the past in an effort to boost its Moscow market share. According to independent sources, as of December 31, 2004, MTS's and MegaFon's market share in the Moscow license area was approximately 44.5% and 10.8%, respectively, compared to our market share of approximately 44.2%.

The Regional Market

Industry analysts estimate that during the year ended December 31, 2004, approximately 32.7 million new subscribers were added in the regions of Russia outside of the Moscow license area, representing an increase of approximately 132.4%. As of December 31, 2004, industry analysts also estimate that there were approximately 57.4 million subscribers in the regions outside of the Moscow license area, where the penetration rate increased to 44.8% from 19.3% as of December 31, 2003. We believe that the mobile telecommunications market in the regions of Russia outside of the Moscow license area will continue to expand rapidly over the next couple of years, after which we expect growth to slow as the market becomes saturated.

Our regional growth has exceeded the overall growth trend. We expanded our subscriber base in the regions outside of the Moscow license area from approximately 5.8 million subscribers as of December 31, 2003 to approximately 18.2 million subscribers as of December 31, 2004, an increase of approximately 213.8%. We have expanded in the regions primarily through organic growth, augmented by a few selective acquisitions of existing operators primarily for the purpose of obtaining their subscribers or to gain access to regions for which we did not have licenses. In 2003, we expanded our operations into the Northwest and Urals super-regions, bringing our license portfolio coverage to approximately 92.0% of Russia's population. Our acquisition of DalTelecom in the Far East super-region on June 30, 2004 further expanded our license portfolio coverage to approximately 94.0% of the Russian population. According

›endent estimates, MTS's and MegaFon's market share in the outside of the Moscow license area as of December 31, ›as approximately 33.0% and 20.5%, respectively, compared narket share of approximately 31.8%.

azakh Market

›tember 3, 2004, we acquired 100.0% of KaR-Tel through rchase of 100.0% of the issued and outstanding shares of ›l's parent company, Limnotex, which represented our first ›ion outside of Russia. In accordance with our previously dis- plans to involve a partner with local knowledge in KaR-Tel, ›e entered into a share purchase agreement to sell a minori- rest of 50.0% minus one share in the parent company of ›l to Crowell. The purchase price is US$175.0 million. The › of the sale is subject to certain conditions and is expected ur during the second quarter of 2005. Crowell paid an initial ›t of US$20.0 million at signing and a subsequent deposit of 0.0 million on April 28, 2005, both of which are non-refund- n certain instances. In addition, we have entered into a ›olders agreement with Crowell that, among other things, › a call option to us to reacquire 25.0% minus one share of ›rent company of KaR-Tel at any time after the closing of the ›nd an additional call option to reacquire up to the final ›ning 25.0% share in case of a deadlock at a shareholders ›ng, in each case at a price based upon a prescribed formula.

›ding to our estimates, as of December 31, 2004, we had ›ximately 859,000 subscribers in Kazakhstan, representing, ›ding to our estimates, a 31.8% market share. Industry ana- ›stimate that the number of subscribers in Kazakhstan as of ›mber 31, 2004 was approximately 2.7 million, which repre- d a penetration rate of approximately 18.1%. Given the cur- ›evel of penetration, we believe that the mobile telecommuni- ›s market in Kazakhstan will continue to expand rapidly.

Certain Performance Indicators

In the years ended December 31, 2004 and 2003, we increased our revenues primarily by increasing our number of subscribers. We increased our number of subscribers primarily through organic growth, which was augmented by a few select acquisitions. On June 30, 2004, we gained approximately 322,000 subscribers as a result of acquiring approximately 93.5% of the outstanding shares of DalTelecom. On September 3, 2004, we gained approximately 600,000 subscribers as a result of acquiring 100.0% of KaR-Tel's parent company, Limnotex. Approximately 3.9% and 3.5% of our consolidated total operating revenue in each of the years ended 2004 and 2003, respectively, was generated by subsidiaries acquired in each such year, with the remaining increase in total operating revenues generated through organic growth and greenfield roll-outs. In the years ended 2004 and 2003, we gained approximately 967,700 and 193,000 subscribers, respectively, as a result of our acquisitions of controlling interests in other wireless telecommunications companies (measured as of the date of acquisition). Beginning with the first quarter of 2005, we introduced a new statistic with respect to our subscribers, namely, the number of our "active subscribers." A subscriber is considered active if the subscriber's activity resulted in revenue inflow to our company during the most recent three months. Such activity includes all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS and MMS, and data transmission and receipt sessions, but such activity does not include incoming SMS and MMS sent by our company or abandoned calls. As of March 31, 2005, we had approximately 30.7 million subscribers, of which 88% were active subscribers.

We offer both contract and prepaid services to our subscribers. The following table indicates our subscriber figures, including the number of subscribers in the Moscow license area, the regions of Russia outside the Moscow license area and Kazakhstan, as well as our prepaid subscribers as a percentage of our total subscriber base, for the periods indicated.

	As of December 31,		
	2004	2003	2002
›l number of subscribers:	26,583,700	11,436,900	5,153,100
›cow	7,476,900	5,659,600	3,712,700
›ons	18,247,800	5,777,300	1,440,400
›khstan	859,000	–	–
›entage of prepaid subscribers	88.2%	86.9%	79.0%

›efine our churn rate as the total number of subscribers dis- ›cted from our network in a given period expressed as a per- ›ge of the midpoint of the number of our subscribers at the ›ning and end of that period. We consider a subscriber to have disconnected if the subscriber is a contract subscriber who ›ot made a payment, or committed to make a payment, for a › of two months from the due date of his or her invoice or if ›ubscriber is a prepaid subscriber who has had his or her account suspended for a period of 180 days. Our current policy is to terminate our prepaid subscribers 180 days after their services have been suspended. Prepaid subscribers' services are suspended immediately upon their balance reaching $0 or below or if a prepaid subscriber had no payable transactions during the past 180 days. However, in the past, we have terminated suspended and/or inactive subscribers earlier than 180 days in order to reuse telephone numbers in response to shortages of available federal numbers.

›ollowing table shows our churn rates for the periods indicated:

	As of December 31,		
	2004	2003	2002
›l churn rate	29.6%	39.3%	30.8%
›cow churn rate	38.3%	46.6%	33.9%
›ons churn rate	24.0%	29.2%	14.5%
›khstan churn rate	19.0%	–	–

Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between prepaid and contract forms of payment, is technically recorded as churn, thereby contributing to our churn rate, although we do not lose those subscribers. Similarly, a large proportion of prepaid customers who changed tariff plans by purchasing a new SIM card with our company are also counted as churn.

We believe that the decrease in our churn rate in 2004 compared to 2003 reflects the effects of an increasing proportion of our customer base coming from the regions of Russia and Kazakhstan, which traditionally have lower churn rates than the Moscow license area, and our customer loyalty and retention marketing efforts over the past year. Beginning in early 2004, we began developing marketing programs to increase subscriber loyalty among all of our subscriber segments in an effort to decrease our churn rate, including restructuring our dealer commissions to reward dealers for subscriber loyalty. The benefits of these efforts were offset by an increase in churn in the second and third quarters of 2004 due primarily to a shortage in federal numbering capacity during those periods.

The increase in our churn rate in 2003 compared to 2002 was primarily the result of increased marketing competition and a large number of first time users of mobile telecommunications services who typically migrate between tariff plans and operators more frequently than established users of mobile telecommunications services.

While our subscribers and revenues have grown during each of the years ended December 31, 2004, 2003 and 2002, our average monthly service revenues per subscriber, or ARPU, have been decreasing. ARPU is a non-U.S. GAAP financial measure calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our subscribers during the month. See "—Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)" for more information regarding our use of ARPU as a non-U.S. GAAP financial measure.

The following table shows our monthly ARPU for the periods indicated:

	Years ended December 31,		
	2004	2003	2002
Total ARPU	US$ 10.2	US$ 13.7	US$ 18.2
Moscow ARPU	US$ 14.7	US$ 16.4	US$ 19.4
Regions ARPU	US$ 8.0	US$ 11.0	US$ 12.4
Kazakhstan ARPU	US$ 15.7	–	–

ARPU declined from US$18.2 during 2002 to US$13.7 during 2003, and to US$10.2 during 2004. The decline in ARPU during each of these periods was primarily attributable to our tariff reductions in response to increased competition and to an increase in the number of our mass market subscribers as a proportion of the total number of our subscribers. Tariff reductions decrease revenues from subscribers and thereby directly decrease ARPU. Tariff reductions indirectly decrease ARPU by attracting proportionately more mass market subscribers, who typically generate lower ARPU as compared to corporate and business subscribers. In addition, an increase in the proportion of intra network traffic where all incoming calls are free led to an effective decline in average price per minute, which also contributed to the decline in ARPU during 2004. In the near term, we expect competition to continue to put pressure on tariff pricing. However, in the longer term we expect price competition to decrease as telecommunications operators will seek to stabilize margins and diminished price competition will, in turn, result in fewer tariff reductions. As we increase the number of subscribers in the regions outside of Moscow, we expect an increasing proportion of our subscribers to be mass market subscribers. Over the next several years, we expect the decline in ARPU to continue as we expect our mass market subscriber base in the regions to grow faster than our other subscriber segments. However, in the longer term we expect increased growth in our revenues from value added services. If this happens, we expect that ARPU will stabilize as downward pressure on ARPU from growth in the mass market segment will be balanced by proportionate growth in the use of our value added services, which typically yield a higher level of ARPU.

Beginning with the first quarter of 2004, we decided to introduce a new definition of minutes of use per subscriber, or MOU, based on total minutes of usage (including both billable minutes of usage and free minutes of usage) instead of only billable minutes used in the previous definition. We believe that the new definition better reflects the relationship between traffic and revenues, operating costs and capital expenditures.

The following table shows our monthly MOU for the periods indicated calculated under the new definition (including both billable and free minutes of usage). MOU calculated under the new definition for years ended prior to 2003 are not available as prior to 2003 we did not separately determine and report free minutes of usage.

	As of December 31,		
	2004	2003	2002
Total MOU	96.5	97.9	N/A
Moscow MOU	115.9	106.0	N/A
Regions MOU	83.7	86.5	N/A
Kazakhstan MOU	69.3	–	–

MOU declined during the year ended December 31, 2004 as
ared to the year ended December 31, 2003, with the increase
OU in Moscow during the first half of 2004 offset by the
ase in MOU in the regions during the same period. The
ase of MOU in Moscow during the year ended December 31,
. as compared to the year ended December 31, 2003 was pri-
y attributable to various discounts and offers of free minutes of usage provided as part of our intensive marketing campaigns instituted as part of our efforts to maintain market share in Moscow. The decrease in MOU in the regions during the year ended December 31, 2004 as compared to the year ended December 31, 2003 was primarily attributable to an increase in the number of new subscribers who are first time users who typically use their cellular telephones less than more established subscribers.

nformational purposes, the following table shows our monthly MOU for the periods indicated calculated under the previous defi-
n (including only billable minutes of usage):

	As of December 31,		
	2004	2003	2002
al MOU	N/A	89.8	92.3
scow MOU	N/A	87.9	93.6
jions MOU	N/A	92.4	84.7
akhstan MOU	N/A	–	–

ergers and Recently Completed Acquisitions

November 26, 2004 we completed the merger of VimpelCom-
ion into VimpelCom. Under the terms of the merger, Telenor and
Group received, respectively, 3,648,141 and 7,300,680 newly-
ed common shares of VimpelCom. As a result, Telenor now owns
roximately 26.6% and 29.9%, respectively, and Alfa Group now
ns approximately 32.9% and 24.5%, respectively, of
pelCom's total voting stock and common shares. In accordance
the New Law on Communications, VimpelCom promptly filed
lications with the Service for the re-issuance of VimpelCom-
ion's licenses to VimpelCom. On December 28, 2004, we
eived a letter from the Service stating that, although we had
nplied with the relevant requirements of the New Law, the
vice was not in a position to re-issue the licenses previously held
VimpelCom-Region to VimpelCom until the Russian Government
pted regulations establishing the types of telecommunications
vities for which a license is required and the material terms and
ditions associated with such license as contemplated by the
v Law. The letter further stated that VimpelCom, as the legal
cessor to VimpelCom-Region, could assume the obligations of
pelCom-Region to provide wireless services under the licenses
viously held by VimpelCom-Region prior to their re-issuance to
pelCom. Upon receipt of the letter on December 28, 2004, we
nediately re-filed our applications with the Service for the re-
ance of the licenses previously held by VimpelCom-Region and
January 27, 2005, the Service returned copies of our applica-
s to us. On February 11, 2005, the Russian Government adopt-
the required regulation and on February 28, 2005, VimpelCom
ubmitted its applications to the Service for the re-issuance of
pelCom-Region's licenses to VimpelCom. On April 4, 2005,
pelCom received letters from the Service stating that in accor-
ce with Russian law, the Service decided to re-issue to
pelCom an operating mobile communications license, referring
cifically to each of the licenses previously held by VimpelCom-
ion, including telecommunications licenses for the Central,
erian, Volga, North Caucasus and Northwest super-regions.
ording to the letters, the new telecommunications licenses are
ng prepared by the Service. The letters did not refer to the fre-
ncies and permissions required for VimpelCom to continue to
vide service under the licenses.

initiated the VimpelCom-Region merger process to create a
nger platform for future expansion, simplify our company's
ital structure and give our company full exposure to the growth potential in the regions. Pursuant to the merger, VimpelCom acquired the remaining 44.69% of VimpelCom-Region stock that it did not own through the exchange of newly issued shares of VimpelCom to Alfa Group and Telenor. Because the acquisition was recorded under the purchase method of accounting, the excess of the acquisition cost over the fair value of 44.69% of the identifiable net assets of VimpelCom-Region was recorded as goodwill, and the goodwill is subject to an annual impairment test. Our additional paid-in capital was increased to the extent of the excess of the market value of the common stock of the newly-issued shares of VimpelCom over the nominal value of such shares.

On May 26, 2004, our shareholders approved the merger of KB Impuls into VimpelCom and on October 8, 2004, our shareholders approved amendments to our charter reflecting the merger. The amendments have not yet been registered. We initiated the KB Impuls merger largely in response to public statements by the Minister of Information Technologies and Communications that the re-issuance of the licenses held by KB Impuls to our company would resolve the regulatory dispute between our company and Moscow Gossvyaznadzor. KB Impuls holds our group's GSM-900/1800 license and other related licenses, frequencies and permissions for the City of Moscow and the Moscow region.

On September 3, 2004, we acquired KaR-Tel through the purchase of 100.0% of the issued and outstanding shares of KaR-Tel's parent company, Limnotex, for a purchase price of US$350.0 million, plus US$2.0 million of gross acquisition costs. In addition, KaR-Tel had debt of approximately US$75.0 million, which we assumed at the time acquisition. The US$350.0 million purchase price is subject to a possible post closing adjustment based on a post closing assessment by the parties of the actual level of indebtedness and cash in KaR Tel at the time of closing. KaR-Tel holds a national GSM-900 license for Kazakhstan and at the time of the acquisition served approximately 600,000 subscribers, representing, according to our estimates, a 31.0% market share in Kazakhstan. In accordance with our previously disclosed plans to involve a partner with local knowledge in KaR-Tel, we have entered into a share purchase agreement to sell a minority interest of 50.0% minus one share in the parent company of KaR-Tel to Crowell. The purchase price is US$175.0 million. The closing of the sale is subject to certain conditions and is expected to occur during the second quarter of 2005. Crowell paid an initial deposit of US$20.0 million at signing and a subsequent deposit of US$20.0 million on April 28, 2005, both of which are non-refundable in certain instances.

On April 22, 2005, our board of directors approved a proposal to simplify our corporate structure by merging our licensed subsidiaries Extel, StavTeleSot, Vostok-Zapad Telecom, Cellular Company, Orensot, Bee Line Samara and DalTelecom into VimpelCom. Our shareholders will vote on each merger at our next annual general meeting of shareholders on June 22, 2005. There are a number of conditions precedent to the mergers of our subsidiaries, including the acquisition of the minority stakes of Orensot and Cellular Company prior to their mergers into VimpelCom.

The Savings Deposit Insurance Fund of Turkey

On January 10, 2005, KaR-Tel received an "order to pay" issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. That same day, KaR-Tel also delivered a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund, could have a material adverse effect on our business, financial condition and results of operation, including an event of default under some or all of our outstanding indebtedness.

Recent Russian Tax Reviews

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions following a review of VimpelCom's 2001 tax filing. The preliminary act stated that VimpelCom owed 2.5 billion Russian rubles (or approximately US$91.0 million at the exchange rate as of December 31, 2004) in taxes plus 1.9 billion Russian rubles (or approximately US$68.0 million at the exchange rate as of December 31, 2004) in fines and penalties in addition to amounts that VimpelCom previously paid in 2001 for taxes. The preliminary conclusions primarily related to the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly-owned subsidiary, KB Impuls. On December 8, 2004, VimpelCom filed its objections to the act and on December 30, 2004, VimpelCom received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2001 tax year had been reduced to 284.9 million Russian rubles (or approximately US$10.3 million at the exchange rate as of December 31, 2004) in taxes plus 205.0 million Russian rubles (or approximately US$7.4 million at the exchange rate as of December 31, 2004) in fines and penalties. On March 21, 2005, we sent an administrative complaint to the highest tax authority challenging the total amount owed of additional taxes in the final decision for 2001 from the tax inspectorate.

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions from a review of VimpelCom's 2002 tax filing. The act states that VimpelCom owes an additional 408.5 million Russian rubles (or approximately US$14.7 million at the exchange rate as of December 31, 2004) in taxes plus 172.1 million Russian rubles (or approximately US$6.2 million at the exchange rate as of December 31, 2004) in fines and penalties. The act with preliminary conclusions for 2002 did not contain any claims concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and KB Impuls. We filed our objections to the act containing preliminary conclusions and on February 15, 2005, we received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2002 tax year had been reduced to 344.9 million Russian rubles (or approximately US$12.4 million at the exchange rate as of December 31, 2004) in taxes plus 129.1 million Russian rubles (or approximately US$4.7 million at the exchange rate as of December 31, 2004) in fines and penalties. A significant portion of the final tax decision for 2002 (excluding fines and penalties) concern deductions for certain value added taxes that the authorities determined were taken in the wrong period. On March 30, 2005, we filed a court claim to dispute the decision of the tax authorities with respect to the 2002 tax audit.

In accordance with the final decisions for 2001 and 2002, during the fourth quarter of 2004, we recorded US$12.0 million, US$5.1 million and US$2.4 million of additional fines and penalties, various taxes and additional income tax, respectively, and US$15.2 million of value added taxes payable, which could be further offset with input value added taxes. Although we do not agree with the final decisions for 2001 or 2002 by the tax inspectorate, we paid the taxes for 2001 and 2002.

GSM License for the Moscow License Area

On January 9, 2004, KB Impuls received a notice from Moscow Gossvyaznadzor which contained a provision that raised issues regarding the adequacy of the documentation of the agency relationship pursuant to which our company acts as KB Impuls's agent for concluding agreements with KB Impuls's Moscow GSM subscribers. In the notice, Moscow Gossvyaznadzor used certain technical drafting issues in the subscriber agreements and the agency agreement as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, violated Russian law, and second, that our agency agreement with KB Impuls does not specifically provide that we may sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law. KB Impuls challenged the relevant provisions in the Moscow Gossvyaznadzor notice, which was subsequently invalidated by the Moscow Arbitration Court. Moscow Gossvyaznadzor appealed the decision first to the Appellate Panel of the Moscow Arbitration Court and then to the Federal Arbitration Court of the Moscow district, but in each instance, the court found in KB Impuls's favor. The statute of limitations for Moscow Gossvyaznadzor to appeal these decisions to the Higher Arbitration Court, the highest court in Russia that can consider such matters, has expired. Notwithstanding the favorable outcome, we are currently in the process of merging KB Impuls into VimpelCom based largely upon public statements made by the Minister of Information Technologies and Communications that a re-issuance of the licenses from KB Impuls to VimpelCom (which would be accomplished by this merger) would resolve the issues raised by the regulator.

Restatement of Historical Financial Statements

We undertook a review of our lease accounting practices as a result of changes in lease accounting announced by other public in January and February of 2005 and guidance pro- :he SEC in its letter to the accounting industry in :005. As a result of this review, we determined that we inge the periods used to calculate depreciation expense · our capitalized leasehold improvement expenses for on positions. Accordingly, we restated our historical tatements.

ry effect of this restatement was to accelerate to earlier :preciation expense with respect to certain of our capi- sehold improvement expenses, resulting in an increase ih expenses compared to what was previously reported. ie decreased in 2002 and 2003 as a result of this restate- ollows: 2002 - $2.8 million or 2.2%, 2003 - $5.2 million 'he restatement does not affect the company's historical :ash flows provided by operating activities.

ues

·ate our revenues from providing wireless telecommuni- ervices and selling handsets and accessories. Our pri- rces of revenues consist of:

: Revenues

ice revenues include airtime charges from contract and ;ubscribers, monthly contract fees, roaming charges and for value added services such as messaging, mobile inter- ainment, caller number identification, voice mail and call Connection fees are one time charges for the allocation ohone number.

st, connection fees were a notable component of our serv- ues. However, in response to competitive factors, we have or eliminated most connection fees in the Moscow license I the majority of the regions in which we operate. We iat connection fees are not likely to be significant going Service revenues and connection fees constituted iately 97.4%, 95.5% and 93.5% of our total operating rev- ithout giving effect to revenue-based taxes, for the years ecember 31, 2004, 2003 and 2002, respectively. We iat service revenues will continue to increase in 2005 pri- a result of the continued growth in our subscriber base. expect that our service revenues will continue to grow at ·ate in the regions than in the Moscow license area.

?004, roaming revenues generated by our subscribers d 32.0% to US$106.0 million compared to US$80.3 mil- ng 2003, and our roaming revenues received from other services operators for providing roaming services to their ers increased 29.8% to US$102.3 million compared to million during 2003. These increases were primarily due ved and expanded network coverage and an increase in iber of our roaming partners. Our service revenues g roaming revenues grew at a faster rate than our roam- iues. As a result, roaming revenues as a percentage of our rating revenues decreased from 11.9% during 2003 to ring 2004. Over the next several years, we expect our revenues from wireless users routing through the license area, which currently represents a substantial of our roaming revenues, to stabilize as a percentage of operating revenues.

'004, we generated US$157.5 million of revenue, or 7.3% :onsolidated total operating revenues, in the Moscow license area from value added services. This represented a 52.3% increase over revenues of US$103.4 million during 2003. We currently provide traditional value added services such as voice mail, call forwarding, call waiting, conference calling, call barring, caller-ID, automatic dialing and alternative dialing. We also provide a variety of messaging value added services, such as outgoing SMS and MMS, as well as content delivery, games and other "infotainment" services. Our revenues from value added services in the regions were US$41.2 million, or 3.1% of our consolidated total operating revenues, in 2003 and US$152.4 million, or 7.1% of our consolidated total operating revenues, in 2004. Our revenues from value added services in Kazakhstan since our acquisition of KaR-Tel on September 3, 2004 were US$2.9 million, or 0.1% of our consolidated total operating revenues for the year ended December 31, 2004. Over the next several years, we expect that revenues from value added services will increase as a percentage of our total operating revenues in each of our operating segments.

Sales of handsets and accessories. We sell wireless handsets and accessories to our subscribers for use on our networks. Sales of handsets and accessories constituted approximately 2.4%, 4.2% and 6.3% of our total operating revenues, without giving effect to revenue-based taxes, during the years ended December 31, 2004, 2003 and 2002, respectively. Over the next several years, we expect absolute revenues from sales of handsets and accessories to remain stable in absolute terms but to continue to decrease as a percentage of our total operating revenues.

Expenses

We have two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs include interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines such as 911. An increasing number of our subscribers are using 10 digit federal telephone numbers, which creates a cost advantage for us. In 1998, we began offering our subscribers in the Moscow license area the option of receiving a 10 digit federal telephone number as an alternative to receiving a more expensive, local seven digit Moscow telephone number. Our costs for the use of seven digit Moscow telephone numbers consist of a flat monthly line rental fee and a usage fee based on traffic. In contrast, for the use of federal telephone numbers, we currently pay a much lower usage fee based on traffic and we do not pay a monthly line rental fee, resulting in significantly lower service costs with respect to our subscribers using federal telephone numbers. Most of our subscribers in the regions use 10 digit federal telephone numbers. Our service margin percentage during 2004 was 83.1% compared to 83.6% during 2003 and 83.4% during 2002. The decrease in our service margin percentage was primarily the result of a decrease in our tariffs. Service margin represents aggregate service revenues and aggregate connection fees less service costs. Service margin percentage is service margin expressed as a percentage of service revenues and connection fees. We expect that competitive pressure and new technologies may reduce certain service costs over the next several years, most likely including transport, interconnection and other traffic costs, although there is a risk that charges for federal numbers may increase.

Costs of Handsets and Accessories

Our costs of handsets and accessories sold represent the amount that we pay for this equipment. We purchase handsets and accessories from third party manufacturers for resale to our subscribers for use on our networks. We recorded profits from the sales of handsets and accessories of US$12.6 million during 2004, US$19.3 million during 2003 and US$17.0 million during 2002. The decrease in sales of handsets and accessories during 2004 was primarily the result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales directly from our company). Profits from the sale of handsets and accessories are calculated as the difference between the revenues generated from the sales and the costs of the handsets and accessories sold. Although we have not subsidized handsets and accessories since 2001 primarily because of the rapid expansion of the mobile telecommunications market during that period, we may have to subsidize handsets and accessories in the future if competition for subscribers increases.

Operating Expenses

In addition to service costs and the costs of handsets and accessories, our operating expenses include:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

- dealers' commissions;
- salaries and outsourcing costs, including related social contributions required by Russian law;
- marketing and advertising expenses;
- other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees;
- repair and maintenance expenses;
- rent, including lease payments for base station sites; and
- utilities.

Marketing and sales related expenses comprise a large portion of our selling, general and administrative expenses and consist primarily of dealers' commissions, salaries and outsourcing costs and advertising expenses. Acquisition cost per subscriber, or SAC, is a non-U.S. GAAP financial measure calculated as dealers' commissions, advertising expenses and handset subsidies, if any, for the relevant period divided by the number of new subscribers connected to our networks during the period. See "—Additional Reconciliation of Non-U.S. GAAP Financial Measures (Unaudited)" for more information regarding our use of SAC as a non-U.S. GAAP financial measure.

During 2004, our SAC fell to US$13.9 from US$19.3 during 2003 and US$25.7 during 2002. The decrease in our SAC during these periods was primarily due to a decrease in the average dealer commission per new subscriber and a decrease in the amount spent on advertising per new subscriber as the number of new subscribers grew faster than advertising expenses. SAC also decreased during these periods because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area primarily as a result of lower dealer commissions and advertising expenses per subscriber in the regions than in the Moscow license area. During 2002, we made certain improvements in our distribution network, including increasing the number of our sales offices and points of sale. As of December 31, 2004, our Mobile Center dealer network consisted of 37 sales offices. In the near term, we expect our SAC to continue to decrease as we expect our subscriber base to grow in line with the expected penetration rate growth in the regions and Kazakhstan and to outpace growth in commission and advertising expenses.

Depreciation and amortization expense. We depreciate the capitalized costs of our tangible assets, which consist mainly of telecommunications equipment and buildings owned by us. We amortize our intangible assets, which consist primarily of telecommunications licenses and frequency allocations, telephone line capacity for local numbers in the Moscow license area and the regions. Effective January 1, 2002, goodwill is no longer being amortized and is subject to an annual impairment test. On January 1, 2004, the New Law came into effect in Russia and on February 11, 2005, the Russian Government adopted the required regulation setting forth the types of telecommunications activities and related terms and conditions. Due to this recent adoption of the regulation, we are in the process of re-assessing the useful life estimates of our GSM telecommunication licenses. We expect to complete this process in the first half of 2005.

Intangible assets constituted 28.0% of our total assets and 62.0% of our shareholders' equity as of December 31, 2004. In the past, we have not had to pay for federal telephone numbers, which are allocated by the Federal Communications Agency. Due to a recent change in the tax code, we are now required to pay 10 Russian rubles per federal telephone number allocated to us after January 1, 2005. Nonetheless, in the future, provided we receive sufficient federal numbering capacity, we expect that an increasing portion of our subscriber base will continue to use federal numbers. Consequently, provided we receive sufficient federal numbering capacity, we do not expect to experience an increased amortization expense for telephone line capacity purchases despite the anticipated growth in our subscriber base. Our total capital investments for 2003 were approximately US$770.5 million, with US$728.0 million for the purchase of property and US$42.5 million for the acquisition of new entities (net of cash holdings of acquired companies). Our total capital investments for 2004 were approximately US$1,672.9 million, with US$1,241.9 million of capital expenditures for the purchase of long-lived assets and US$431.0 million for the acquisition of new entities (net of cash holdings of acquired companies). Our increased capital expenditures caused our total depreciation and amortization expenses to increase by 75.4% during 2004 compared to 92.2% during 2003 and 62.2% during 2002.

In January 2004, we changed the estimated useful life of GSM telecommunications equipment from 9.5 years to seven years in the course of our continuing evaluation of the use of our technology and as a result of the Russian Government's announcements in January 2004 of plans to initiate the process of awarding licenses for new mobile communications technologies. This change decreased net income for the year ended December 31, 2004 by approximately US$31.5 million. See "—Critical Accounting Policies—Intangible Assets" below.

Provision for doubtful accounts. We include in our operating expenses an estimate of the amount of our accounts receivable that we believe will ultimately be uncollectible. We base the estimate on historical data and other relevant factors, such as the financial condition of the economy as a whole. Looking forward, over the next several years, we expect our provision for doubtful its to continue to remain low as a percentage of net oper- evenues due to an anticipated increase in the number of d subscribers. In addition, we are continually reviewing our ion practices to identify ways to manage risk and improve e monitor and collect accounts receivable.

it expense. We incur interest expense on our vendor financ- reements, loans from banks, including the loans from UBS nbourg) S.A., capital leases and other borrowings. Our inter- aring liabilities carry both fixed and floating interest rates. borrowings with a floating interest rate, the interest rate is either to LIBOR or to EURIBOR. During 2004, our interest se amounted to US$85.7 million, or 4.0% of our consoli- total operating revenues, a 25.7% increase compared to 8.2 million, or 5.1% of our consolidated total operating rev- , during 2003. Our interest expense depends on a combina- f prevailing interest rates and the amount of our outstand- nterest bearing liabilities. The increase in our interest se during 2004 compared to 2003 was primarily attributa- an increase in the overall amount of our debt during 2004 npared to 2003. In 2005, based upon our current business we expect to raise, in addition to the US$300.0 million we l in connection with the February 2005 Loan, approximately 00.0 million in additional debt financing in the Russian r international capital markets and/or in bank financing (including by drawing down on the US$425.0 million syndicated loan facility we signed in February 2005) to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2005.

Income tax expense. Until VimpelCom's acquisition of KaR-Tel on September 3, 2004, the Russian Federation was the only tax jurisdiction in which our operating income was subject to taxation. The statutory tax rate in Russia is 24.0%. The statutory income tax rate in Kazakhstan is 30.0%. Income tax expense includes both current and deferred tax expense. In 2004, we incurred US$155.0 million of income tax expense, a 46.4% increase compared to US$105.9 million during 2003. The increase was primarily due to the increase in our taxable income. In accordance with the final decisions for 2001 and 2002, during the fourth quarter of 2004, we recorded US$2.4 million of additional income tax. Our effective income tax rate of 26.5% in 2004 differed from the statutory income tax rate of 24.0% due to the permanent differences between Russian tax accounting and U.S. GAAP accounting, in particular with respect to recognition of foreign currency exchange gains or losses and non-deductible expenses. Russia's federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement.

ults of Operations

able below shows, for the periods indicated, the following statement of operations data expressed as a percentage of net operat- evenues. Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current presentation. For more information, see "—Reclassifications."

	Years ended December 31,		
	2004	2003 (Restated)	2002 (Restated)
solidated statements of income			
rating revenues:			
ice revenues and connection fees	97.4%	95.5%	94.8%
s of handsets and accessories	2.4	4.2	6.4
er revenues	0.2	0.3	0.2
l operating revenues	100.0	100.0	101.4
revenue-based taxes	–	–	(1.4)
operating revenues	100.0%	100.0%	100.0%
rating expenses:			
ice costs	16.4	15.7	15.8
of handsets and accessories sold	1.8	2.7	4.2
ng, general and administrative expenses	33.5	35.0	35.4
reciation	13.1	12.2	11.7
rtization	3.0	2.6	1.6
airment of long-lived assets	0.4	–	–
ision for doubtful accounts	0.4	0.6	2.8
l operating expenses	68.6	68.8	71.5
rating income	31.4%	31.1%	28.5%
er income and expenses:			
rest income	0.3	0.6	0.9
er income	0.3	0.5	0.5
rest expense	(4.0)	(5.1)	(6.1)
er expenses	(0.9)	(0.2)	(0.3)
foreign exchange gain (loss)	0.2	(0.1)	(1.2)
l other income and expenses	(4.1)	(4.3)	(6.2)
me before income taxes, minority interest nd cumulative effect of change in accounting principle	27.3%	26.8%	22.3%
me tax expense	7.2	7.9	6.3

Continued on the next page

Continued from the previous page

	Years ended December 31,		
	2004	2003 (Restated)	2002 (Restated)
Minority interest in net earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	3.8	1.8	(0.5)
Income before cumulative effect of change in accounting principle	16.3	17.1	16.5
Cumulative effect of change in accounting principle	–	–	–
Minority interest in cumulative effect of change in accounting principle	–	–	–
Net income	16.3%	17.1%	16.5%

The regions outside of the Moscow license area have been identified as a reportable segment starting with the year ended December 31, 2001 and Kazakhstan has been identified as a reportable segment starting with the nine months ended September 30, 2004 in accordance with the relevant provisions of Financial Accounting Standard, or SFAS, No. 131, "Disclosures About Segments of an Enterprise and Related Information."

The tables below provide selected information about the results of our Moscow license area and the Russian regions outside of the Moscow license area for the following periods: the year ended December 31, 2004 compared to the year ended December 31, 2003 and the year ended December 31, 2003 compared to the year ended December 31, 2002.

Moscow License Area

	Years ended December 31,					
	2004	2003 (Restated)	% change	2003 (Restated)	2002 (Restated)	% change
	(In millions of U.S. dollars, except % change)					
Total operating revenues excluding intragroup transactions	1,149.5	918.7	25.1	918.7	698.7	31.5
Depreciation and amortization	181.7	122.4	48.4	122.4	87.7	39.6
Operating income	375.2	323.9	15.8	323.9	237.1	36.6
Income before income taxes and minority interest	309.8	284.3	9.0	284.3	198.4	43.3
Income tax expense	96.4	88.5	8.9	88.5	48.8	81.4
Net income	218.4	199.3	9.6	199.3	150.3	32.6

Regions of Russia Outside of the Moscow License Area

	Years ended December 31,					
	2004	2003 (Restated)	% change	2003 (Restated)	2002 (Restated)	% change
	(In millions of U.S. dollars, except % change)					
Total operating revenues excluding intragroup transactions	952.1	416.8	128.4	416.8	81.0	414.6
Depreciation and amortization	147.3	74.4	98.0	74.4	14.9	399.3
Operating income (loss)	296.6	93.6	216.9	93.6	(16.5)	(667.3)
Income/(loss) before income taxes and minority interest	271.3	75.1	261.3	75.1	(25.6)	(393.4)
Income tax expense (benefit)	57.7	17.4	231.6	17.4	(0.0)	100.0
Net income (loss)	215.7	55.1	291.5	55.1	(25.9)	(312.7)

Total operating revenues in Kazakhstan, excluding intragroup transactions, were US$45.1 million for the year ended December 31, 2004. Depreciation and amortization in Kazakhstan was US$15.7 million for the year ended December 31, 2004. Operating income and income before taxes and minority interest were US$2.1 million and US$2.7 million, respectively, for the same period. Income tax expense and net income totaled US$0.9 million, and US$1.8 million, respectively, for the year ended December 31, 2004. Comparable data for earlier periods is not available for Kazakhstan reportable segment.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating Revenues

Our total operating revenues increased by 60.7% to US$2,146.6 million during 2004 from US$1,335.6 million during 2003. Total operating revenues from our Moscow license area operations, excluding intragroup transactions, increased by 25.1% to

149.5 million during 2004 from US$918.7 million during Total operating revenues from our operations in the regions, ing intragroup transactions, increased by 128.4% to 52.1 million during 2004 from US$416.8 million during Total operating revenues from our Moscow license area ions constituted 53.5% of our total operating revenues dur- 04 compared to 68.8% in 2003. Revenue growth in 2004 imarily due to the overall increase in the number of our sub- rs in the regions, 215.9% during this period, an increase in venues from value added services and an increase in our ng revenues. The increase in our roaming revenues was pri- due to the improved and expanded roaming coverage and a r number of roaming partners, and the increase from value services was primarily due to increased consumption of added services during 2004 as compared to 2003. The se in total operating revenues during 2004 also reflects the sition in September 2004 of KaR-Tel, which constituted 5.1 million, or 2.1%, of our total operating revenues, exclud- tragroup transactions. In the future, we expect more rapid riber growth in the regions of Russia and Kazakhstan than in oscow license area, where the telecommunications services et is approaching saturation, and, therefore, we expect rev- s from our operations in the regions and Kazakhstan to con- to increase as a proportion of our total operating revenues.

ce revenues and connection fees increased by 63.9% to 2,091.2 million during 2004 from US$1,275.9 million during primarily due to an increase in the number of our sub- ers. Revenues from sales of handsets and accessories during decreased by 7.0% to US$51.9 million from US$55.8 mil- during 2003, primarily as a result of a decrease in the price ndsets and an increase in dealer sales (as opposed to sales tly from our company). As a percentage of total operating nues, revenues from sales of handsets and accessories eased to 2.4% during 2004 from 4.2% during 2003, as our ce revenues increased at a faster rate than our revenues sales of handsets and accessories.

rating Expenses

ce costs. Our service costs increased approximately 68.6% S$352.4 million during 2004 from US$209.0 million during 3. Our gross margin increased from 81.6% during 2003 to % during 2004. Gross margin is defined as total operating nues less selected operating costs (specifically, service costs, of handsets and accessories sold and costs of other rev- s). Gross margin percentage is defined as gross margin essed as a percentage of total operating revenues.

service costs remained stable relative to the growth in operat- evenues primarily due to our continued ability to enter into able interconnect agreements with telephone line providers o an increased use in lower cost federal telephone numbers by ubscribers in the Moscow license area and the regions. We pay onthly rental fee and incur much lower interconnection costs ederal telephone numbers as compared to local telephone num- As a percentage of total operating revenues, our service costs eased to 16.4% during 2004 from 15.7% during 2003.

of handsets and accessories sold. Our cost of handsets and ssories sold increased by 7.6% to US$39.2 million during from US$36.4 million during 2003. This increase was pri- y due to the increased volume of sales of handsets. Although total cost of handsets and accessories sold increased, use of the faster rate of growth in total operating revenues, h grew at a rate of 60.7%, our cost of handsets and acces- sories sold as a percentage of total operating revenues declined to 1.8% during 2004 compared to 2.7% during 2003.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 54.0% to US$720.1 million during 2004 from US$467.7 million during 2003. The increase in selling and marketing expenses resulted primarily from a US$89.3 million increase in aggregate subscriber acquisition costs due to increased gross sales; a US$39.1 million increase in technical support and maintenance expenses due to an extended regional roll-out; and a US$22.0 million increase in dealer commissions for sales of scratch cards and payments due to increased revenues. Approximately US$102.0 million of the increase is due to other general and administrative expenses related to our regional expansion, including US$7.4 million of general and administrative expenses of the companies we acquired in 2004. At the same time, our SAC decreased from US$19.3 per subscriber during 2003 to US$13.9 per subscriber during 2004, primarily due to a decrease in the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions and Kazakhstan, where SAC is lower than in the Moscow license area. See " – Non-U.S. GAAP Financial Measures" for more information regarding our use of SAC as a non-U.S. GAAP financial measure. The decrease in the amounts spent on advertising per subscriber is due primarily to economies of scale. In this respect, in 2004 we derived significant benefits from our brand name, which we believe is one of the most recognized brand names in Russia. As a percentage of total operating revenues, our selling, general and administrative expenses also declined during 2004 to 33.5% as compared to 35.0% during 2003.

Depreciation and amortization expense. Our depreciation and amortization expense was US$ 345.2 million in 2004, a 75.4% increase compared to the US$ 196.8 million reported in 2003. In 2004, the depreciation and amortization expense for our Moscow license area operations increased by 48.4% to US$181.7 million, compared to US$122.4 million in 2003, while depreciation and amortization expense for our regional operations increased by 98.0% to US$147.3 million compared to US$74.4 million in 2003. The overall increase in depreciation and amortization expense was partly due to our January 2004 change in the estimated useful life of our GSM telecommunications equipment from 9.5 years to 7 years and partly due to an increase in capital expenditures in the regions and continued investment in the Moscow license area. In addition, KaR-Tel, which we acquired in September 2004, had depreciation and amortization expense of US$15.7 million.

We recorded an impairment charge of approximately US$7.4 million in 2004, relating to an internal review of Bee Line Samara's assets. This charge represents the excess of the carrying amount of assets over their estimated fair value.

Provision for doubtful accounts. Our provision for doubtful accounts decreased by 10.9% to US$8.2 million during 2004 from US$9.2 million during 2003. As a percentage of net operating revenues, provision for doubtful accounts decreased from 0.7% during 2003 to 0.4% during 2004. The decrease was primarily due to an increase in the number of prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income

Primarily as a result of the foregoing, our operating income was US$674.2 million during 2004, compared to US$416.4 million during 2003. In 2004, our Moscow license area operating income grew by 15.8% to US$375.2 million compared to US$323.9 million in 2003, which was primarily attributable to the growth of our Moscow license area subscriber base and management's efforts to decrease costs. Our operating income from regional operations increased by 216.9% to US$296.6 million in 2004 compared to our operating income of US$93.6 million in 2003. Our operating income in Kazakhstan was US$2.1 million in 2004. In previous years, operating losses were primarily attributable to expenses connected with the greenfield development of our regional networks and the low number of subscribers during the initial stage of development of our business in the regions. The primarily greenfield development of our regional networks required us to have significant infrastructure in place prior to offering services to, and thus receiving revenue from, our regional subscribers. This accelerated development of our infrastructure in the regions during 2001 and 2002 resulted in a significant increase in our capital expenditures and, consequently, depreciation and amortization expenses, as well as our selling, general and administrative expenses. When full commercial usage of our telecommunications networks in the regions began in 2003, the number of subscribers grew substantially, which resulted in a sharp increase in our operational revenues during 2003 and 2004. Over the next several years, we anticipate that our revenues in the regions and Kazakhstan will continue to grow.

Other Income and Expenses

Interest expense. Our interest expense increased 25.7% to US$85.7 million during 2004, compared to US$68.2 million during 2003. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2004.

Foreign currency exchange gain/loss. We recorded a US$3.6 million foreign currency exchange gain during 2004 as compared to a US$1.3 million foreign currency exchange loss during 2003. The devaluation of the U.S. dollar against the Euro during 2002 resulted in a significant foreign exchange loss during 2002 from a corresponding revaluation of our Euro-denominated liabilities to our suppliers of telecommunications equipment.

In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. Throughout 2003 and 2004, we continued to enter into currency forward agreements. As of December 31, 2004, substantially all of our Euro-denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €3.4 million. Our foreign exchange gain during 2004 was primarily due to the difference between rates on translation of forward agreements (forward rate) and liabilities (spot rate).

Income tax expense. During 2004, we recorded a US$155.0 million income tax expense, compared to an income tax expense of US$105.9 million recorded during 2003. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2004, our income tax expense grew as a result of the increase in our taxable income. Our effective income tax rate of 26.5% during 2004 was lower than our effective income tax rate of 29.6% in 2003.

Net income and net income per share. In 2004, our net income was US$350.4 million, or US$8.50 per common share (US$2.13 per ADS), compared to a net income of US$228.8 million, or US$5.98 per common share (US$1.50 per ADS) during 2003. In 2004, we reported diluted net income of US$7.35 per common share (US$1.84 per ADS), compared to diluted net income of US$5.11 per common share (US$1.28 per ADS) during 2003. In 2004, before eliminating intersegment transactions, net income for our Moscow license area operations was US$218.4 million, compared to US$199.3 million during 2003. Net income before minority interest in the regions in 2004 amounted to US$215.7 million before eliminating intersegment transactions, compared to US$55.1 million before minority interest during 2003. Net income for Kazakhstan in 2004 amounted to US$1.8 million before eliminating intersegment transactions.

The table below provides selected information about net income of our three reportable segments for the year ended December 31, 2004 compared to the year ended December 31, 2003 (in million of U.S. dollars):

	Years ended December 31,	
	2004	2003 (Restated)
Moscow License Area*	218.4	199.3
Regions*	215.7	55.1
Kazakhstan*	1.8	–
Intersegment transactions	(85.5)	(25.6)
Total Net Income	350.4	228.8

* Net Income, including intersegment transactions

In 2004, before eliminating intersegment transactions, net income for our Moscow license area operations was US$218.4 million, compared to US$199.3 million during 2003. The increase in net income for our Moscow license area was caused by a growing subscriber base and was partially offset by a 5.7% decrease in gross margin percentage. Sustained regional expansion, resulting from an aggressive marketing strategy aimed at penetrating regional markets through greenfield development and acquisitions, provided an increase in net income in the regions to US$215.7 million in 2004, compared to US$55.1 million in 2003. Our net income for Kazakhstan in 2004 was US$1.8 million.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our total operating revenues, without giving effect to revenue-based taxes of US$0 and US$11.1 million for the years ended December 31, 2003 and December 31, 2002, respectively, increased by 73.8% to US$1,335.6 million during 2003 from US$768.5 million during 2002. Revenue-based taxes represented road users tax charged on revenues at a 1.0% rate. Effective January 1, 2003, certain changes were introduced in Russian tax legislation resulting in the road users tax being abolished.

operating revenues from our Moscow license area opera- without giving effect to revenue-based taxes increased by 5 to US$918.7 million during 2003 from US$698.7 million 2002. Total operating revenues from our operations in the ns without giving effect to the revenue-based taxes sed by 414.6% to US$416.8 million during 2003 from 1.0 million during 2002. Revenues from our Moscow license operations constituted 68.8% of our total operating rev- during 2003 compared to 90.9% during 2002. Revenue th in 2003 was primarily due to the overall increase in the er of our subscribers in the regions, 301.1% during this d, an increase in our revenues from value added services and crease in our roaming revenues. The increase in our roaming nues was primarily due to the improved and expanded roam- overage and a greater number of roaming partners, and the ase from value added services was primarily due to ased consumption of our value added services during 2003 mpared to 2002.

ice revenues and connection fees increased by 75.1% to 1,275.9 million during 2003 from US$728.7 million during 2. Revenues from sales of handsets and accessories during 3 increased 13.7% to US$55.8 million during 2003 from 49.1 million during 2002, in each case primarily due to the ease in the number of our subscribers. As a percentage of net rating revenues, revenues from sales of handsets and acces- es decreased to 4.2% during 2003 from 6.4% during 2002, as service revenues increased at a faster rate than our revenues n sales of handsets and accessories.

erating Expenses

vice costs. Our service costs increased approximately 72.6% to $209.0 million during 2003 from US$121.1 million during 02. Our service costs grew at a slower rate than total operating enues, which led to an improvement in our gross margin per- tage from 80.1% during 2002 to 81.6% during 2003. Gross rgin is defined as net operating revenues less selected operat- costs (specifically, service costs, costs of handsets and acces- ies sold and costs of other revenues). Gross margin percentage efined as gross margin expressed as a percentage of net oper- g revenues.

service costs remained stable relative to the growth in operating enues primarily due to our continued ability to enter into favor- e interconnect agreements with telephone line providers and to increased use of lower cost federal telephone numbers by our scribers in the Moscow license area and the regions. We pay no nthly rental fee and incur much lower interconnection costs for eral telephone numbers as compared to local telephone numbers. a percentage of net operating revenues, our service costs reased to 15.7% during 2003 from 15.8% during 2002.

st of handsets and accessories sold. Our cost of handsets and essories sold increased by 13.4% to US$36.4 million during 03 from US$32.1 million during 2002. This increase was pri- rily due to the increased volume of sales of handsets. Although total cost of handsets and accessories sold increased, ause of the faster rate of growth in net operating revenues, ch grew at a rate of 73.8%, our cost of handsets and acces- ies sold as a percentage of net operating revenues declined to % during 2003 compared to 4.2% during 2002.

ling, general and administrative expenses. Our selling, general administrative expenses increased 71.9% to US$467.7 mil- during 2003 from US$272.0 million during 2002. The increase in selling and marketing expenses mainly resulted from US$76.8 million growth of aggregate subscriber acquisition costs and US$16.4 million increase in dealer commissions for sales of scratch cards and payments due to increased gross sales. Our regional expansion and extended regional network maintenance costs led to US$28.3 million increase in technical support and development expenses. Approximately US$60.3 million of the increase is due to our regional expansion, including the integration of an acquisition during 2003. At the same time, our SAC decreased from US$25.7 during 2002 to US$19.3 during 2003, primarily due to a decrease in the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area. See "—Non-U.S. GAAP Financial Measures" for more information regarding our use of SAC as a non-U.S. GAAP financial measure. The decrease in the amounts spent on advertising per subscriber is due primarily to economies of scale. In this respect, we derive significant benefits from our brand name, which is one of the most recognized brand names in Russia. As a percentage of net operating revenues, our selling, general and administrative expenses remained substantially the same during 2003 and 2002 at 35.0% and 35.4%, respectively.

Depreciation and amortization expense. Our depreciation and amortization expense during 2003 was US$196.8million, a 92.2% increase compared to the US$102.4 million reported during 2002. In 2003, the depreciation and amortization expense for our Moscow license area operations increased by 39.6% to US$122.4 million, compared to US$87.7 million during 2002, while depreciation and amortization expense for our regional operations increased by 399.3% to US$74.4 million, compared to US$14.9 million during 2002. The total increase in depreciation and amortization expense was due to an increase in capital expenditures in the regions and continued investment in the Moscow license area.

Provision for doubtful accounts. Our provision for doubtful accounts decreased by 56.6% to US$9.2 million during 2003 from US$21.2 million during 2002. As a percentage of net operating revenues, provision for doubtful accounts decreased from 2.8% during 2002 to 0.8% during 2003. The decrease was primarily due to an increase in the number of prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income/Loss

Primarily as a result of the foregoing, our operating income was US$416.4 million during 2003, compared to US$ 219.8 million during 2002. In 2003, our Moscow license area operating income grew by 36.6% to US$323.9 million, compared to US$237.1 million during 2002, which was primarily attributable to the growth of our Moscow license area subscriber base and management's efforts to decrease costs. Our operating income from regional operations increased by 667.3% to US$93.6 million, compared to our operating loss of US$16.5 million during 2002.

Other Income and Expenses

Interest expense. Our interest expense increased 46.4% to US$68.2 million during 2003, compared to US$46.6 million during 2002. The increase in our interest expense during 2003 was primarily attributable to the interest expenses associated with the April 2002 loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG) and the Russian ruble denominated bond issued by our subsidiary VimpelCom Finance in May 2003.

Foreign currency exchange loss. We recorded a US$1.3 million foreign currency exchange loss during 2003 as compared to a foreign currency exchange loss of US$9.4 million during 2002. The devaluation of the U.S. dollar against the Euro during 2002 resulted in a significant foreign exchange loss during 2002 from a corresponding revaluation of our Euro-denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. During 2003 we continued to enter into currency forward agreements. As of December 31, 2003, substantially all of our Euro-denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €22.0 million. Our foreign exchange loss during 2003 was primarily due to the difference between rates on translation of forward agreements (forward rate) and liabilities (spot rate).

Income tax expense. During 2003, we recorded a US$105.9 million income tax expense compared to an income tax expense of US$48.7 million recorded during 2002. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2003, our income tax expense grew as a result of the increase in our taxable income. Our effective income tax rate of 29.6% during 2003 was approximately the same as our effective income tax rate of 28.2% in 2002.

Net income and net income per share. In 2003, our net income was US$228.8 million, or US$5.98 per common share (US$1.5 per ADS), compared to a net income of US$126.8 million, or US$3.34 per common share (US$0.84 per ADS) during 2002. In 2003, we reported diluted net income of US$5.11 per common share (US$1.28 per ADS), compared to diluted net income of US$2.85 per common share (US$0.71 per ADS) during 2002. In 2003, before eliminating intersegment transactions, net income for our Moscow license area operations was US$199.3 million, compared to US$150.3 million during 2002. Net income before minority interest in the regions during 2003 amounted to US$55.1 million before eliminating intersegment transactions, compared to US$25.9 million loss before minority interest during 2002.

The table below provides selected information about net income of our two reportable segments for the year ended December 31, 2003 compared to the year ended December 31, 2002 (in million of U.S. dollars):

	Years ended December 31,	
	2003	2002
Moscow License Area*	199.3	150.3
Regions*	55.1	(25.9)
Intersegment transactions	(25.6)	2.4
Total Net Income	228.8	126.8

* Net Income, including intersegment transactions

In 2003, before eliminating inter-segment transactions, net income for our Moscow license area operations was US$199.3 million, compared to US$150.3 million during 2002. The increase in net operating income was caused by a growing subscriber base and a 1.5% increase in gross margin percentage. Sustained regional expansion resulted from the aggressive marketing strategy aiming to penetrate regional markets through development of our own operations or acquisitions and provided an increase in net income in the regions to US$55.1 million in 2003, compared with net loss of US$25.9 million in 2002. Total net income increased by 80.4% to US$228.8 million in 2003 from US$126.8 million in 2002. VimpelCom-Regions had a net income that amounted to US$55.1 million and a net loss that amounted to US$25.9 million and for the years ended December 31, 2003 and 2002, respectively. In 2002 VimpelCom-Region was a development stage enterprise and became profitable only in 2003.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

	Years ended December 31,		
	2004	2003	2002
Net cash flow provided by operating activities	US$ 805.4	US$ 511.9	US$ 221.7
Net cash flow (used in) provided by financing activities	854.6	(36.1)	294.5
Net cash flow used in investing activities	(1,517.3)	(594.0)	(401.9)
Effect of exchange rate changes on cash and cash equivalents	5.5	12.2	5.2
Net cash flow	148.2	(106.0)	119.5

During the years ended December 31, 2004, 2003 and 2002, we generated positive cash flows from our operating activities and negative cash flows from investing activities. Cash flow from financing activities was positive during the year ended December 31, 2004, negative during the year ended December 31, 2003 and positive during the year ended December 31, 2002. The positive cash flow from financing activities during the year ended December 31, 2004 was a result of our receipt of proceeds from loans to our company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$450.0 million 10% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in June and July 2004 and the sale of

$300.0 million 8.375% loan participation notes issued by, but hout recourse to, UBS (Luxembourg) S.A. in October 2004. The gative cash flow from financing activities during 2003 was a ult of our repayment of the current portion of our interest aring liabilities, including equipment financing obligations to catel and Ericsson in the amount of US$244.2 million. In the reseeable future, our further expansion will require significant restment activity, including the acquisition of equipment and ssibly the acquisition of other companies. Additionally, as of cember 31, 2004, approximately US$439.5 million of our con- ctual obligations were scheduled to mature prior to December , 2005. We expect our near term investment activity and con- ctual obligations payments to generate cash outflows, and we pect to meet these needs from internal and external sources.

our subscriber base grows, we expect positive cash flows from erations to continue to provide us with internal sources of funds. e availability of external financing is difficult to predict because it pends on many factors, including the success of our operations, ntractual restrictions, availability of Export Credit Agency, or ECA, arantees, the financial position of Russian banks, the willingness international banks to lend to Russian companies and the liquidi- of international and Russian capital markets. Historically, a large rtion of our external financing needs was satisfied by vendor ancing and financing through the international capital markets. owever, in light of current market conditions, we currently intend reduce our use of vendor financing and increasingly look to inter- tional and Russian capital markets and ECA backed credits for our ancing needs. Our current business plan contemplates that, in dition to the US$300.0 million we raised in connection with the bruary 2005 Loan, we will need to raise approximately US$700.0 illion in additional debt financing in the Russian and/or interna- onal capital markets and/or in bank financing (including by draw- g down on the US$425.0 million syndicated loan facility we signed February 2005) to meet our projected capital expenditures, sched- ed debt repayment and possible acquisitions through 2005. The tual amount of debt financing that we will need to raise will be fluenced by the actual pace of subscriber growth over the period, twork construction and our acquisition plans. In addition, we are rrently actively pursuing opportunities for expansion in Russia as ell as other countries in the CIS. We cannot, however, give you any surance of the exact amount that we will invest in acquiring such ireless operators or that we will be able to complete any such acqui- sitions successfully. If we make any further significant acquisitions beyond what is currently contemplated by our business plan, we will need to increase the amount of additional debt financing over this period above the currently projected US$1,000.0 million.

As of December 31, 2004, our cash and cash equivalents balance was US$305.9 million (primarily held in U.S. dollars, Russian rubles and Euros), compared to US$157.6 million as of December 31, 2003. As of December 31, 2004, we had negative working capital of US$127.9 million, compared to negative working capital of US$167.4 million as of December 31, 2003. Working capital is defined as current assets less current liabilities. The improvement in our working capital as of December 31, 2004 was primarily due to an increase in our cash and cash equivalents, which, despite an increase in our accounts payable and customer advances, has resulted in an increase in our working capital. As of December 31, 2004, customer advances amounted to US$242.1 compared to US$140.8 million as of December 31, 2003. We expect customer advances to continue to grow in line with the growth of our operations. The growth in accounts payable and accrued liabilities during 2004 was primarily due to an increase in the volume of our operations. The decrease in our working capital as of December 31, 2003 compared to our working capital as of December 31, 2002 was primarily due to a decrease in our cash and cash equivalents, augmented by an increase in the current portion of interest-bearing liabilities, accounts payable, accrued liabilities and customer advances.

Operating activities

During 2004, net cash provided by operating activities was US$805.4 million, a 57.3% increase over US$511.9 million of net cash provided by operating activities during 2003, which, in turn was a significant increase from net cash provided by operating activities during 2002 of US$221.7 million. The improvement in net cash from operating activities during 2004 as compared to 2003 and 2002 was primarily due to the increased profitability of our operations and the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers during these periods. In 2004, there were no significant changes in the terms of payments to our suppliers and our policies in respect of customer advances and accounts as compared to 2003 and 2002.

inancing activities

he following table provides a summary of certain of our material outstanding indebtedness of our company and our subsidiaries as of ecember 31, 2004. For additional information on this debt, please refer to the discussion below, as well as to the notes to our consolidated nancial statements.

orrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
impelCom	Loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	10.0%	US$450.0	June 16, 2009	None	None
impelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.375%	US$300.0	October 22, 2011	None	None

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG)	10.45%	US$250.0	April 26, 2005	None	None
VimpelCom	Loan from Sberbank	8.5%	US$129.8	April 14, 2009	None	Common stock of certain subsidiaries and equipment
VimpelCom Finance	Ruble denominated bonds	9.90%	US$108.1 (3,000.0 Russian rubles)	May 16, 2006	VimpelCom	None
VimpelCom	Loan from Sberbank	8.5%	US$66.5	August 27, 2007	None	Equipment and promissory notes
VimpelCom	Loan from Svenska	Six-month LIBOR plus 0.325%	US$64.7	May 20, 2011	EKN (Swedish Export Credits Guarantee Board)	Equipment
KB Impuls	Revolving loan from Raiffeisen Bank	One-month LIBOR plus 3.125%	US$40.0	August 18, 2005	None	None
KB Impuls	Equipment financing obligations to Alcatel	Six-month EURIBOR plus 3.5% and six-month EURIBOR plus 2.9%	US$37.0 (€27.2)	Various dates through 2006	VimpelCom	Equipment
KaR-Tel	Credit agreement with Kazkommertsbank	13.0%	US$35.0	April 8, 2005 (extended until June 8, 2005)	VimpelCom Finance B.V.	Equipment and bank accounts
KaR-Tel	Base loan agreement with Bank TuranAlem	Various rates	US$25.5 (US$13.3 and €9.0)	Various dates from September 2006 through February 2009	None	Equipment and bank accounts
KaR-Tel	Equipment financing obligations to Alcatel	Six-month EURIBOR	US$18.3 (€13.5)	Various dates through 2007	None	Title to a portion of equipment retained by Lender
VimpelCom	Loan from Nordea Bank Sweden AB (publ) and Bayerische Hypo und Vereinsbank AG	Six-month LIBOR plus 0.7%	US$14.8	August 28, 2006	EKN (Swedish Export Credits Guarantee Board)	Equipment
VimpelCom	Promissory Notes issued to Technoserv	10.0% and 8.0%	US$11.6 (€0.7 and US$10.7)	Various dates through 2006	None	None
KaR-Tel	Credit agreement with ATF Bank	12.0%	US$10.6 (€7.8)	August 25, 2005	None	None
VimpelCom	Leasing agreement with Investelektrosvyaz (Corbina-Telecom)	N/A	US$7.9	March 2007	None	Title to equipment retained by lessor
Other Indebtedness	Bank loans, promissory notes issued to General Datacom, equipment financing obligations and capital lease	Various rates	US$11.3	Various	None	Various

In 2002, we entered into three key financing transactions
ance our scheduled capital expenditures, including capital
ditures in the regions.

il 2002, J.P. Morgan AG completed an offering of 10.45%
articipation notes due 2005 for the sole purpose of funding
250.0 million loan to our company. The loan participation
are listed on the Luxembourg Stock Exchange and are with-
ecourse to J.P. Morgan AG. The loan and the loan participa-
otes mature in April 2005. Interest on the loan and the loan
ipation notes is payable semi-annually at a rate of 10.45%
nnum. On April 21, 2005, we repaid the entire outstanding
ipal amount plus accrued interest.

vember 2002, we completed the second tranche of equity
tments in VimpelCom-Region when Alfa Group, Telenor and
ompany each purchased 1,462 newly issued shares of com-
stock for consideration of US$58.5 million each. In addition,
referred stock beneficially owned by Alfa Group was redis-
ted among Alfa Group, our company and Telenor so that
party owns the same percentage of the voting capital stock
mpelCom-Region that each would have owned had the pre-
d stock not been issued to Alfa Group. Following the comple-
of the second tranche of equity investments in VimpelCom-
on and the redistribution of the preferred stock, we owned
oximately 65.0% of the outstanding voting capital stock of
elCom-Region, while Alfa Group and Telenor each owned
oximately 17.5% of the outstanding voting capital stock of
elCom-Region. The capital contributions of Alfa Group and
nor each exceeded their respective share of net assets of
elCom-Region by US$23.1 million. This gain on the sale of
y issued shares of common stock of VimpelCom-Region was
ded in our consolidated additional paid-in capital. In addi-
the capital contributions of Alfa Group and Telenor resulted
n increased minority interest in net losses of VimpelCom-
on for 2002.

ecember 2002, Sberbank provided VimpelCom-Region with a
year U.S. dollar denominated secured credit line of US$70.0
on. In 2002, VimpelCom-Region drew down US$39.4 million
e credit line and, as of March 27, 2003, VimpelCom-Region
drawn down the full amount of the credit line. In August
3, Sberbank decreased the initial interest rate on this loan
13.0% per annum to 11.5% per annum. In April 2004,
rbank decreased the interest rate on this loan from 11.5% per
um to 8.5% per annum, which may change again upon the
urrence of certain events, such as a change in Russian law or
ange in the interest rate of the Central Bank of Russia. The
dit line will be repaid on a quarterly basis commencing in
ember 2004. The last repayment is scheduled for August
07. The credit line is currently secured by:

pledge of a portion of VimpelCom-Region's GSM equipment;
nd

pledge of certain promissory notes issued by VimpelCom-
egion.

on consummation of the merger of VimpelCom-Region into
pelCom, VimpelCom became the obligor under this loan. As a
ult of an amendment entered into on November 29, 2004,
ne of the restrictive covenants contained in this credit line
e become similar to those of our April 2004 credit facility (see
ow). The covenants currently contained in this loan, among
ers, limit borrowings by our company and certain of our sub-
sidiaries and require that a specified amount of our company's aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company's ratio of debt to OIBDA on a consolidated basis not exceed 3.0.

2003. On May 20, 2003, we issued Russian ruble denominated bonds through Limited Liability Company VimpelCom Finance, or VimpelCom Finance, a consolidated Russian subsidiary of our company, in an aggregate principal amount of 3.0 billion Russian rubles, or approximately US$108.1 million at the Central Bank of Russia exchange rate on December 31, 2004. The bonds are guaranteed by VimpelCom-Region and are scheduled for repayment on May 16, 2006, subject to the redemption right discussed below. Interest on the bonds is payable semi-annually. The annual interest rate for the first two interest payments was 8.8%. The proceeds of the Russian ruble denominated bond offering were used for financing and refinancing the business operations of VimpelCom-Region and its consolidated subsidiaries. Upon consummation of the merger of VimpelCom-Region into VimpelCom, VimpelCom became the obligor of this guarantee.

On August 28, 2003, in anticipation of the announced merger between VimpelCom and VimpelCom-Region, Alfa Group accelerated the third tranche of its investment into VimpelCom-Region in the amount of approximately $58.5 million. This investment was originally scheduled for November 2003.

2004. In April 2004, Sberbank provided our company with a five-year U.S. dollar denominated secured non-revolving credit line of US$130.0 million. The credit line bears interest at the rate of 8.5% per annum, which may be changed unilaterally by Sberbank upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is repayable in eight equal quarterly installments over a two-year period, beginning on February 27, 2007 and ending April 14, 2009. As of the end of the drawdown period under the credit line, which fell on April 14, 2005, we had drawn down US$129.8 million of the credit line. The credit line is secured by a pledge of shares in certain of our directly and indirectly owned subsidiaries and telecommunications equipment. The proceeds of the credit line may be used to finance the expansion of our business. The credit line with Sberbank contains certain restrictive covenants that, among other things, limit borrowings by our company and certain of our subsidiaries and requires that a specified amount of our company's aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company's ratio of debt to OIBDA on a consolidated basis not exceed 3.0.

On May 7, 2004, in accordance with the terms of the Russian ruble denominated bonds, VimpelCom Finance set the annual interest rate for the third and subsequent interest payments at 9.9%. On May 18, 2004, bondholders exercised a put option on bonds with an aggregate principal amount of approximately 2.5 billion Russian rubles (US$86.1 million at the Central Bank of Russia exchange rate on May 18, 2004), or approximately 83.8% of the outstanding principal amount of the bonds, at 100.0% of the principal amount of the bonds. Bonds that were tendered for redemption pursuant to exercise of the put option right were acquired on May 18, 2004 partly by VimpelCom-Region and partly by Raiffeisen Bank. All of the bonds acquired by VimpelCom-Region and Raiffeisen Bank in connection with the May 18, 2004 redemption have been resold in the Russian secondary market at prices equal to between 99.0% and 103.3% of par value.

On June 16, 2004, UBS (Luxembourg) S.A. completed an offering of 10.0% loan participation notes due 2009 for the sole purpose of funding a US$250.0 million loan to our company. On July 14, 2004, UBS (Luxembourg) S.A. completed a second round of debt financing through the issuance of 10.0% loan participation notes due 2009 for the sole purpose of funding an additional US$200.0 million loan to our company. The notes issued on July 14, 2004 are consolidated and form a single series with the US$250.0 million 10.0% notes due June 16, 2009 that were issued on June 16, 2004. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in June 2009. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 10.0% per annum.

DalTelecom, which we acquired on June 30, 2004, had approximately US$4.2 million of short-term indebtedness as of December 31, 2004, which is secured by pledges of equipment.

On August 18, 2004, KB Impuls entered into a US$30.0 million principal amount term loan agreement and a US$40.0 million principal amount revolving loan agreement, in each case with Raiffeisen Bank as lender. Each loan bears interest at one-month LIBOR plus 3.125% and each loan is unsecured. The US$30.0 million loan was repaid in full on December 27, 2004. The US$40.0 million loan is repayable on the earlier of August 18, 2005 or upon placement through Raiffeisen Bank of ruble bonds issued by an affiliate of KB Impuls.

KaR-Tel, which we acquired on September 3, 2004, had the following indebtedness at closing:

- Base loan agreement, dated October 12, 2001, with Bank TuranAlem with an aggregate credit limit of €23.7 million. The aggregate amount of the available credit may be extended as loans, bank guarantees, letters of credit and other debt obligations. The different forms of credit bear interest at varying rates. A portion of the credit matures no later than September 1, 2006, another portion of the credit matures no later than December 1, 2009 and the remaining portion of the credit matures no later than February 20, 2009. The indebtedness is secured by equipment and charges over bank accounts. As of December 31, 2004, there was approximately US$25.5 million (or approximately US$13.3 million and €9.0 million) outstanding indebtedness under this agreement.

- Credit agreement, dated April 8, 2004, with Kazkommertsbank with a maximum aggregate principal amount of US$35.0 million. The loan bears interest at a rate of 13.0% per annum and was initially repayable on April 8, 2005. On April 7, 2005, KaR-Tel executed an additional agreement with Kazkommertsbank, pursuant to which the parties agreed to extend repayment of the loan until June 8, 2005. The loan is secured by pledges of equipment and limited rights over certain bank accounts. In connection with the acquisition of KaR-Tel, VimpelCom Finance B.V. gave a back-up guarantee for the entire principal amount of this loan to JSC Alliance Bank, an affiliate of a former shareholder of KaR-Tel, which has guaranteed this loan. As of December 31, 2004, there was approximately US$35.0 million outstanding indebtedness under this agreement.

- Deferred payment agreements with Alcatel, dated April 6, 2004, for a maximum aggregate principal amount of €13.6 million. This loan bears interest at a per annum rate of six-month EURIBOR. The loan is repayable in five equal semi-monthly installments, the first of which becomes due one year after delivery of the underlying equipment. Repayment of this loan is fully guaranteed by our company. As of December 31, 2004, there was approximately US$18.3 million (or approximately €13.4 million) outstanding indebtedness under the agreements.

As of December 31, 2004, KaR-Tel had obligations under a Euro-denominated credit facility provided by ATF Bank for the refinancing of a loan, which financed the purchase of certain equipment. The credit facility matures on August 25, 2005. As of December 31, 2004, KaR-Tel had drawn down €7.8 million under this loan. KaR-Tel has agreed to secure this loan with a pledge of equipment pursuant to a pledge agreement that it expects to execute in the second quarter of 2005.

The US$350.0 million purchase price for KaR-Tel, plus US$2.0 million in gross acquisition costs, is subject to a possible post closing adjustment based on a post closing assessment by the parties of the actual level of indebtedness and cash in KaR Tel at the time of the closing. We are currently in discussions with the seller over the amount of any post closing purchase price adjustments for this and other items. In accordance with our previously disclosed plans to involve a partner with local knowledge in KaR-Tel, we have entered into a share purchase agreement, dated February 21, 2005, to sell a minority interest of 50.0% minus one share in the parent company of KaR-Tel to Crowell. The purchase price was US$175.0 million, which is based upon the same valuation at which we purchased KaR-Tel. Crowell paid an initial deposit of US$20.0 million at signing and a subsequent deposit of US$20.0 million on April 28, 2005, both of which are non-refundable in certain instances. We expect to close the sale of the 50.0% minus one share in Limnotex during the second quarter of 2005.

On October 22, 2004, UBS (Luxembourg) S.A. completed an offering of 8.375% loan participation notes due 2011 for the sole purpose of funding a US$300.0 million loan to our company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in October 2011. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 8.375% per annum.

2005. On February 11, 2005, UBS (Luxembourg) S.A. completed an offering of 8% loan participation notes due 2010 for the sole purpose of funding a US$300.0 million loan to our company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in February 2010. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 8% per annum.

On February 28, 2005, we entered into an unsecured syndicated loan facility of up to US$425.0 million. The transaction was underwritten by Citibank, N.A. and Standard Bank London Ltd., who were also acting as mandated lead arrangers and bookrunners for the financing. The facility is a three-year unsecured amortizing term loan, with quarterly principal payments beginning one year after the execution date, and bears interest at 2.5% above LIBOR per annum. The facility is available for drawing for six months. To date, VimpelCom has not drawn down any amount under this facility.

Equipment Financing. The following is a summary of our key arrangements of this type.

1996. In May 1996, KB Impuls entered into a vendor financing agreement with Alcatel in connection with the purchase of equipthe build-out of our GSM networks. As of December 31, B Impuls's indebtedness to Alcatel was US$37.0 million. ebtedness is guaranteed by our company and was incurred ıs times, commencing in 1996, and bears interest at, six- URIBOR plus 3.5% (for orders signed from August 2000 December 31, 2001) and six-month EURIBOR plus 2.9% ers signed since January 1, 2002). This indebtedness is by the equipment acquired from Alcatel with the proceeds nancing and is due on various dates through 2006. KB vendor financing agreements with Alcatel contain certain ve covenants, which provide, among other things, that KB nay not pledge, encumber or grant a lien or security inter- KB Impuls's revenues, properties and rights to receive as security for indebtedness of KB Impuls (subject to cer- eptions). In addition, these financing agreements require uls to first obtain Alcatel's consent before entering into l contracts outside of the ordinary course of business or l contracts with any shareholder of KB Impuls (namely Com or an affiliate of our company), with limited exceptions. endor financing agreements permit KB Impuls to pay divi- n any year to our company or any other of its shareholders nount not greater than 80.0% of KB Impuls's net profit for ar provided certain conditions are met. In addition, KB may not, without Alcatel's prior consent, make a loan or e to any person, with limited exceptions.

n April 2002, we entered into a frame agreement with LLC serv A/S, or Technoserv, providing for the supply of nmunications equipment, which includes an unsecured arrangement whereby we initially agreed to pay for 85.0% purchase price of the equipment with our promissory notes 5.0% in cash. As of December 31, 2004, total debt under cility including accrued interest was US$11.6 million and l delivered promissory notes to Technoserv with an aggre- arrying value of US$11.4 million. This amount includes enominated promissory notes with an aggregate carrying f €0.7 million (approximately US$0.9 million) and a face f €0.7 million (approximately US$0.9 million) and U.S. dol- nominated promissory notes with an aggregate carrying f US$10.7 million and a face value of US$11.2 million. Our nding promissory notes were issued at a discount with an ve annual interest rate of 10.0% and 8.0%. Each complet- ivery of equipment is paid for with a pool of promissory Each pool has a maximum term of three years and promis- otes in each pool mature quarterly.

In January 2003, we entered into a non-revolving credit nent with Bayerische Hypo- und Vereinsbank AG and a Bank Sweden AB (publ) with a credit limit of US$35.7 mil- ne credit line may only be used to finance the acquisition of on telecommunications equipment and particular advances ited to 85.0% of the purchase price of the related equip- The credit line bears interest at the rate of six-month LIBOR .7%, which is payable semi-annually. Each of the three es under the credit line is repayable in six equal semi-annu- allments over a three-year period. We commenced repaying en in April 2003. The credit line is secured by a pledge of lated telecommunications equipment we acquired from on and a guarantee from the Swedish Export Credit Agency In addition to interest payments, we are obliged to pay the sh Export Credit Agency a guarantee fee in the amount of of the relevant tranche before our first draw down under ranche. Our credit agreement with Bayerische and Nordea ns certain covenants that, among other things and subject ain exceptions, limit our ability to incur liens and restrict ility to make certain payments, including dividends, payments for certain shares of stock, payments of subordinated indebtedness of our company and certain investments. In addition, these covenants limit our ability to enter into transactions with affiliates and to effect a merger of our company with other entities. However, we are permitted to prepay, with five business days' notice, any amounts outstanding under the Bayerische and Nordea credit agreement. As of December 31, 2004, US$14.8 million was outstanding under this loan.

2004. In February 2004, VimpelCom-Region entered into a non-revolving credit agreement with Svenska with a credit limit of US$69.7 million. The credit line bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semiannual installments over a seven-year period. Repayment commenced on November 20, 2004. The end of the delivery period for the purchased equipment fell on October 20, 2004. The credit line is secured by a pledge of the telecommunications equipment acquired from Ericsson, a guarantee from the Swedish Export Credit Agency "EKN" and a guarantee from our company for 20.0% of the outstanding indebtedness under the loan. In addition to interest payments, VimpelCom-Region has paid EKN a fee in the amount of 9.82% of the total commitment under this loan. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and to refinance the EKN Premium. VimpelCom-Region is permitted to prepay at interest payment dates any amounts outstanding under this loan. Also in February 2004, VimpelCom and Svenska agreed in advance to the form that this credit agreement would take when VimpelCom became the borrower under the agreement. Accordingly, an amended and restated form of the credit agreement between VimpelCom and Svenska became effective on the date of the completion of the merger of VimpelCom-Region into VimpelCom. The interest rate, the repayment date and the guarantee from the EKN remained the same. VimpelCom's guarantee of VimpelCom-Region's debt as described above and the restriction on VimpelCom-Region's ability to pay debt to VimpelCom ceased to exist under this credit facility as a result of the amendment and restatement of the credit agreement. As of December 31, 2004, US$64.7 million was outstanding under this loan.

Investing Activities

We purchase equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our wireless networks. In 2004, our total payments for purchases of equipment, intangible assets and other non-current assets were approximately US$1,086.3 million (compared to US$563.9 million and US$332.8 million during 2003 and 2002, respectively). In 2004, our total payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$431.0 million (compared to US$42.5 million and US$69.2 million during 2003 and 2002, respectively).

Our acquisitions during 2002, 2003 and 2004 are described below.

In July 2002, VimpelCom-Region acquired 107,084 common shares of Orensot representing a 77.6% interest, for a purchase price of approximately US$14.2 million. Orensot has a GSM-900/1800 license for the Orenburg region, which covers approximately 2.2 million people. At the time of the acquisition, Orensot had approximately 65,800 subscribers, including 46,100 GSM subscribers. In October 2002, VimpelCom-Region acquired an additional 29,274 shares, or 21.2%, of Orensot for a purchase price of approximately US$3.9 million. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, the common shares of Orensot previously owned by VimpelCom-Region were transferred to VimpelCom. As of December 31, 2004, VimpelCom owned 136,358 shares, or 98.8%, of Orensot.

In December 2002, VimpelCom-Region acquired from Telenor and another shareholder 100.0% of the outstanding shares of Extel for a purchase price of approximately US$25.3 million. VimpelCom-Region acquired 49.0% of these shares from Telenor. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, Extel became a wholly-owned subsidiary of VimpelCom. Extel has a GSM-900 license for the Kaliningrad region, which covers approximately 0.9 million people. At the time of the acquisition, Extel had approximately 105,000 subscribers.

In December 2002, VimpelCom-Region acquired 100.0% of Vostok-Zapad Telecom for a purchase price of approximately US$26.6 million. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, Vostok-Zapad Telecom became a wholly-owned subsidiary of VimpelCom. Vostok-Zapad Telecom has a GSM-1800 license for the Ural super-region and a dual band GSM-900/1800 license for the following territories within the Ural region: the Sverdlovsk region, the Kirov region, the Kurgan region, the Republic of Komi, the Republic of Udmurtia and the Yamal Nenets autonomous district. Approximately 24.3 million people live in the Vostok-Zapad Telecom license area. At the time of the acquisition, Vostok-Zapad Telecom had no subscribers.

In January and September 2003, VimpelCom-Region acquired 90.0% and 10.0%, respectively, of the outstanding shares of StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region. VimpelCom-Region acquired 49.0% of these shares from Telenor. VimpelCom-Region paid an aggregate purchase price of approximately US$43.1 million for StavTeleSot. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, StavTeleSot became a wholly-owned subsidiary of VimpelCom.

In June 2004, we acquired approximately 93.5% of the outstanding shares of DalTelecom for a purchase price of approximately US$74.1 million. In addition, DalTelecom had short-term debt of approximately US$8.0 million at the time of acquisition. DalTelecom holds cellular licenses for a portion of the Far East super-region. DalTelecom is a GSM-1800 and D-AMPS operator with licenses to operate in three of the 15 regions within the Far East super-region (Khabarovsk Krai, Amur Region and Kamchatka Region) covering a population of approximately 2.7 million people. DalTelecom's subscriber base as of December 31, 2004 was approximately 484,000 (including approximately 92,000 GSM subscribers). In 2005, we acquired the remaining 6.5% of the outstanding shares of DalTelecom in a series of transactions, resulting in DalTelecom becoming a wholly-owned subsidiary of VimpelCom.

On July 13, 2004, we acquired the remaining 49.0% of common stock of Bee Line Samara for approximately US$12.9 million, resulting in Bee Line Samara becoming a wholly-owned subsidiary of VimpelCom. Bee Line Samara has D-AMPS and GSM-1800 licenses for the Samara region, which covers approximately 3.3 million people. At the time of the acquisition, Bee Line Samara had approximately 103,000 D-AMPS subscribers.

On September 3, 2004, we acquired KaR-Tel through the purchase of 100.0% of the issued and outstanding shares of KaR-Tel's parent company, Limnotex, for a purchase price of US$350.0 million, plus US$2.0 million of gross acquisition costs. In addition, KaR-Tel had debt of approximately US$75.0 million, which we assumed at the time of acquisition. The US$350.0 million purchase price for KaR Tel is subject to a possible post closing adjustment based on a post closing assessment by the parties of the actual level of indebtedness and cash in KaR-Tel at the time of closing. KaR-Tel holds a national GSM-900 license for Kazakhstan and at the time of the acquisition served approximately 600,000 subscribers, representing, according to our estimates, a 31.0% market share in Kazakhstan.

Future Capital Requirements

Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our capital expenditures during 2004 were approximately US$1,680.9 million, the majority of which was invested in our network development and acquisitions. Our estimated capital expenditures for 2005 are approximately US$1,700.0 million, which we currently intend to invest in our network development and acquisitions. The actual amount of our capital expenditures for 2005 will be influenced by the pace of subscriber growth over the remainder of the period. The capital expenditure amounts stated above do not include any amounts that may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

- cash currently held by our company;
- operating cash flows;
- Export Credit Agency guaranteed financing;
- borrowings under bank financings, including credit lines currently available to us;
- syndicated loan facilities; and
- debt financings from Russian and international capital markets.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

Contractual Obligations

The following table summarizes the contractual principal maturities of our long-term debt, including its current portion, and our minimum payments required under our capital lease obligations and purchase obligations, each as of December 31, 2004. We expect to meet our contractual obligation payment requirements with cash flows from our operations and other financing arrangements. Subsequent to December 31, 2004, there have been a number of additional changes in certain of our outstanding indebtedness. For information regarding these changes, see "—Financing activities—2005" above.

ments Due by Period

illions of U.S. dollars)

	Total	Prior to December 31, 2005	January 1 2006 to December 31 2008	January 1, 2009 to December 31, 2010	After January 1, 2011
ractual Obligations[1]					
loans	355.3	115.1	199.3	40.9	–
from J.P. Morgan AG led by the issuance of loan cipation notes by J.P. Morgan AG)	250.0	250.0	–	–	–
s from UBS (Luxembourg) S.A. led by the issuance of loan participation s by UBS (Luxembourg) S.A.)[2]	750.0	–	–	450.0[2]	300.0
pment financing (including accrued interest)	109.8	71.5	36.9	1.4	–
e denominated bonds	108.1	–	108.1	–	–
tal lease obligations	7.9	2.9	5.0	–	–
	1,581.1	439.5	349.3	492.3	300.0

te that debt payments could be accelerated upon violation of debt covenants.
es not include the February 11, 2005 US$300.0 million loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) A.), which becomes due in February 2010.

sis of Presentation of Financial Results

maintain our records and prepare our statutory financial ements in accordance with Russian accounting principles and egislation and in accordance with U.S. GAAP. Our consolidat- nancial statements have been prepared in accordance with GAAP. They differ from our financial statements issued for tory purposes in Russia. The principal differences relate to:

venue recognition;

cognition of interest expense and other operating expenses;

uation and depreciation of property and equipment;

eign currency translation;

ferred income taxes;

pitalization and amortization of telephone line capacity;

luation allowances for unrecoverable assets;

pital leases; and

nsolidation and accounting for subsidiaries.

consolidated financial statements set forth in this document ude the accounts of our company and our consolidated sub- aries. Our consolidated financial statements also include the ounts of VimpelCom (BVI) Ltd., a special purpose entity affili- d with and controlled by our company, and VC Limited, a whol- wned subsidiary of VimpelCom (BVI) Ltd. All inter company ounts and transactions have been eliminated. We have used equity method of accounting for companies in which our com- y has significant influence. Generally, this represents voting k ownership of at least 20.0% and not more than 50.0%.

pay taxes computed on income reported for Russian tax pur- es. We base this computation on Russian tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under Russian accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under Russian legislation. As a consequence, our effective tax charge is different under Russian tax rules and under U.S. GAAP.

Certain Factors Affecting our Financial Position and Results of Operations

Inflation

The Russian Government has battled inflation for the last decade and had made significant progress by the mid-1990s. We set prices for our products and services in U.S. dollar equivalent units in order to help insulate us from the volatility of the Russian ruble. However, inflation affects the purchasing power of our mass market subscribers. For the years ended December 31, 2004, 2003 and 2002, Russia's inflation rates were 11.7%, 12.0% and 15.1%, respectively, according to Goskomstat.

Foreign Currency Translation

Russia. We report to Russian tax authorities and maintain our statutory accounting records in Russian rubles. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars, which is our functional currency. Accordingly, transactions and balances not already measured in U.S. dollars have been translated into U.S. dollars in accordance with the relevant provisions of Statement of Financial Accounting Standards, or SFAS, No. 52, "Foreign Currency Translation." Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from the translation of monetary assets and liabilities that are not denominated in U.S. dollars are credited or charged to operations.

On November 25, 2002, the AICPA International Practices Task Force concluded that effective January 1, 2003, Russia would no longer be considered highly inflationary. Consequently, we reassessed our functional currency as of January 1, 2003. The U.S. dollar remained the functional currency of our company and our subsidiaries, except for Cellular Company, Orensot and StavTeleSot. Effective January 1, 2003, the Russian ruble became the functional currency of each of these entities as the majority of each of their revenues, costs and indebtedness and trade liabilities and the property and equipment purchased by each of these entities are either priced, incurred or payable or otherwise measured in Russian rubles. Assets and liabilities of these entities are translated into U.S. dollars at exchange rates prevailing on the balance sheet date. Revenues, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. Translation adjustments resulting from the process of translating the financial statements of these entities into U.S. dollars are reported in other comprehensive income, a separate component of shareholders' equity.

The Russian ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the Central Bank of Russia.

On December 31, 2004, 2003 and 2002, the official Russian ruble-U.S. dollar exchange rate was 27.75 rubles per U.S. dollar, 29.45 rubles per U.S. dollar and 31.78 rubles per U.S. dollar, respectively. On December 31, 2004, 2002 and 2001, the official U.S. dollar-Euro exchange rate was US$1.36 per Euro, US$1.25 per Euro and US$1.04 per Euro, respectively.

We have implemented a number of risk management activities to minimize currency risk and exposure. To minimize the risk of Russian ruble fluctuations and devaluation, we list tariffs and calculate monthly bills in U.S. dollar equivalent units, although we continue to receive payment in Russian rubles, in accordance with applicable law. As a result, subscribers now pay their bills at the prevailing U.S. dollar Russian ruble exchange rate on the date that payment is made. Subscribers are also charged a 1.0% surcharge to cover the cost of converting Russian rubles into U.S. dollars. In addition, we hedge our Euro-denominated liabilities with U.S. dollar-Euro currency forward agreements and by maintaining some cash deposits in Euros.

To the extent permitted by Russian law we keep our readily available cash in U.S. dollars and Euros in order to manage against the risk of Russian ruble devaluation. Our foreign currency liabilities are primarily associated with the purchase of equipment, loans denominated in foreign currencies and roaming obligations to our international roaming partners. Under applicable law, we are permitted to buy hard currency to settle these contracts. A large proportion of our Euro-denominated liabilities is hedged by a series of Euro-U.S. dollar forward currency exchange contracts, and we have cash and cash equivalents denominated in Euros in an amount sufficient to cover the remaining liabilities, details of which are described above. Where possible, we incur indebtedness denominated in U.S. dollars in order to avoid currency exposure.

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakhstan tenge. Management has determined KaR-Tel's functional currency to be the Kazakhstan tenge as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakhstan tenge is not a convertible currency outside Kazakhstan and, accordingly, any conversion of Kazakhstan tenge amounts to U.S. dollars or other foreign currency should not be construed as a representation that Kazakhstan tenge amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2004, the official Kazakhstan tenge-U.S. dollar exchange rate was 130 tenges per U.S. dollar.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with our consolidated financial statements included elsewhere in this document.

Revenue Recognition

We earn service revenues for usage of our cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from our customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on our network. Value added services include SMS, caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value added tax charged to customers.

Our billing cycles' cut-off times require us to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. We estimate our unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. We have analyzed the potential differences and believe that historically they have not been material.

In line with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements", we defer telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under tariff plans, which provide for payment of connection fees and which are periodically reassessed by us, and such reassessment may impact our future operating results.

Property and Equipment

We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipl acquired under capital leases, using the straight-line iod over its estimated useful life of seven years. We depreci- :apitalized leasehold improvement expenses for base station ions using the straight-line method over the estimated useful of seven years, or the lease term, whichever is shorter. We eciate buildings using the straight-line method over estimat- seful lives of twenty years. Office and measuring equipment, cles and furniture are depreciated using the straightline iod over estimated useful lives ranging from five to ten years. actual economic lives may be different than our estimated ul lives, thereby resulting in different carrying value of our ierty and equipment. Changes in technology or changes in intended use of property and equipment may cause the esti- ed useful lives or the value of these assets to change. We per- periodic internal studies to confirm the appropriateness of estimated useful economic lives of our property and equip- it. These studies could result in a change in the depreciable s of our property and equipment and, therefore, our deprecia- expense in future periods.

anuary 2004, we changed the estimated useful life of GSM communications equipment from 9.5 to seven years, due to company's continuing evaluation of its use of various tech- ogies combined with the January 2004 announcements of plans of the Russian Government to initiate the process of arding licenses for new mobile communications technologies. January 1, 2004, the New Law came into effect in Russia and February 11, 2005, the Russian Government adopted the uired regulation setting forth the types of telecommunica- ns activities and related terms and conditions. Due to this ent adoption of the regulation, we are in the process of re- essing the useful life estimates of our GSM telecommunica- licenses. We expect to complete this process in the first half 2005.

odwill and Intangible Assets

capitalize payments made to third party suppliers to acquire cess to and for use of telephone lines. We account for these ments as intangible assets and they are amortized on a aight-line basis over 10 years. Telecommunication licenses are ortized on a straight-line basis until the expiration date of the enses. Goodwill represents the excess of consideration paid er the fair value of net assets acquired in purchase business nbinations. Before January 1, 2002, goodwill was amortized ng the straight-line method over the estimated remaining use- life. With the adoption of SFAS No. 142, "Goodwill and Other angible Assets", as of January 1, 2002, no amortization was en on these assets during 2002 and 2003. Our other intangi- assets, principally our non-telecommunications licenses, are ortized on a straight-line basis over their estimated useful lives, nerally four to 10 years.

e actual economic lives of intangible assets may be different m our estimated useful lives, thereby resulting in a different rying value of our intangible assets with finite lives. In accor- nce with SFAS No. 142, "Goodwill and Other Intangible Assets," continue to evaluate the amortization period for intangible ets with finite lives to determine whether events or circum- nces warrant revised amortization periods. These evaluations ild result in a change in the amortizable lives of our intangible ets with finite lives and, therefore, our amortization expense in ure periods. Historically we have had no material changes in imated useful lives of our intangible assets.

In accordance with SFAS No. 142, we test goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business or other factors. Impairment tests require estimates in respect of the identification of reporting units and their fair value. The determination of whether there are impairment indicators requires judgment on our behalf. We use estimated discounted future cash flows to determine the fair value of reporting units. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of reporting units may result in different value for our goodwill, and any related impairment charge.

Long-Lived Assets

We account for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment tests require estimates in respect of the grouping of long-lived assets. We test long-lived assets for impairment when there are indicators of impairment, such as: significant decrease in the market prices of long-lived assets, significant adverse change in the extent or manner in which long-lived assets are being used or in their physical condition, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived assets, including an adverse action or assessment by a regulator, etc. The determination of whether there are impairment indicators requires judgment on our behalf. The use of different assumptions in our estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

Allowance for Doubtful Accounts

The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual collection history. We maintain allowances for doubtful accounts for estimated losses from our subscribers' inability to make payments that they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, current economic trends and changes in our customer payment patterns. If the financial condition of our subscribers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods. Changes to allowances may be required if the financial condition of our customers improves or deteriorates or if we adjust our credit standards for new customers, thereby resulting in collection patterns that differ from historical experience.

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. As of December 31, 2004, our deferred tax asset amounted to US$72.7 million, and no valuation allowance was recognized. Changes in our assessment of probability of realization of deferred tax assets may impact our effective income tax rate.

Business Combinations

We allocate purchase prices paid for the acquired businesses based on the fair value of acquired assets, including intangible assets, and assumed liabilities. The determination of the fair value of assets and liabilities is based on various factors, including our estimates of the future discounted cash flows. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of assets and liabilities of the acquired entities may result in different values for these assets and liabilities, goodwill and future depreciation and amortization expense.

Recent Accounting Pronouncements

In April 2004, FASB issued FASB Staff Position FAS 129-1, "Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Financial Instruments" ("FSP FAS 129-1"). FSP FAS 129-1 provides guidance on disclosures of contingently convertible financial instruments, including those containing contingent conversion requirements that have not been met and are not otherwise required to be included in the calculation of diluted earnings per share. The statement was effective immediately, and applies to all existing and newly created securities. The adoption of this statement did not have a material effect on VimpelCom's results of operations or financial condition.

In November 2004, the EITF issued EITF No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations. EITF 03-13 assists in the development of a model for evaluating (a) which cash flows are to be considered in determining whether cash flows have been or will be eliminated and (b) what types of continuing involvement constitute significant continuing involvement when determining whether the disposal or sale of a component of a business is to be accounted for as discontinued operations. The adoption of the provisions of EITF No. 03-13 is not expected to have a material effect on VimpelCom's results of operations or its financial position.

On December 16, 2004, FASB issued Statement No. 123 (revised 2004), "Share Based Payment" ("SFAS No. 123R"), which is a revision of SFAS No. 123. Statement No. 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees and amends Statement No. 95, "Statement of Cash Flows". Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS No. 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

SFAS No. 123R provides two alternatives for adoption: (1) a "modified prospective" method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a "modified retrospective" method which follows the approach in the "modified prospective" method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. The company plans to adopt SFAS No. 123R using the modified prospective method. The adoption of SFAS No. 123R is expected to have an impact on our results of operations. On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment," ("SAB 107"), which expressed views of the SEC staff regarding the application of SFAS No. 123R. The impact of adopting SFAS No. 123R and SAB 107 cannot be accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods. However, had we adopted SFAS No. 123R and SAB 107 in a prior period, the impact would approximate the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets". SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB No. 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 are not expected to have a material impact on our results of operations or financial position.

Related Party Transactions

We have entered into transactions with related parties and affiliates. For more information on our related party transactions, please see Note 23 to the consolidated financial statements included in this document.

:lassifications

in reclassifications have been made to the prior years' con- ıted financial statements to conform to the current year ntation. Unamortized debt issue costs were included in assets. Goodwill was presented separately from other intan- assets. Costs of SIM cards sold were reclassified from cost of hones and accessories sold to service costs and from sales of hones and accessories to service revenues.

Jitional Reconciliations of Non-U.S. GAAP ancial Measures (Unaudited)

U and SAC are non-U.S. GAAP financial measures. ARPU is to measure the average monthly services revenue on a per criber basis. ARPU is calculated as service revenue generat- y subscribers, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, divided by the average number of our subscribers for the period. SAC is used to measure the average cost of adding a new subscriber. SAC is calculated as dealers' commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added in the period.

We believe that ARPU and SAC provide useful information to investors because they are indicators of the performance of our business operations and assist management in budgeting. We believe that ARPU provides management with useful information concerning usage and acceptance of our services. We believe that SAC assists management in quantifying the incremental costs to acquire a new subscriber. Non-U.S. GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP. Reconciliation of ARPU to service revenue and connection fees and SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measures, is presented below.

conciliation of ARPU to Service Revenue and Connection Fees

ıudited, in thousands of U.S. dollars, except for ARPU and subscriber amounts)

	Years ended December 31,				
	2004	2003	2002	2001	2000
al ARPU:					
vice revenue and connection fees	US$ 2,091,198	US$ 1,275,872	US$ 728,729	US$ 383,321	US$ 252,333
s: Connection fees	720	1,282	1,962	2,079	711
s: Revenue from rent f fiber-optic channels	1,788	1,299	1,831	2,032	813
vice revenue used to calculate ARPU	2,088,690	1,273,291	724,936	379,210	250,809
erage number of subscribers ('000)	16,986	7,749	3,305	1,208	562
erage revenue per subscriber per month	US$ 10.2	US$ 13.7	US$ 18.3	US$ 26.2	US$ 37.2
scow license area ARPU:					
al operating revenues	US$ 1,265,122	US$ 977,199	US$ 718,429	US$ 420,387	–
s: Revenues from sales of handsets nd accessories and other revenues	151,454	87,883	53,417	45,420	–
s: Connection fees	426	777	1,727	1,904	–
s: Revenue from rent f fiber-optic channels	1,788	1,299	1,831	2,032	–
vice revenue used to calculate ARPU	1,111,454	887,240	661,454	371,031	–
erage number of subscribers ('000)	6,307	4,522	2,835	1,168	–
scow license area average revenue er subscriber per month	US$ 14.7	US$ 16.4	US$ 19.4	US$ 26.5	–
gional ARPU:					
al operating revenues	US$ 1,042,489	US$ 459,355	US$ 88,874	US$ 11,973	–
s: Revenues from sales of handsets nd accessories	17,383	27,125	16,358	2,423	–
s: Other revenues	5,826	6,100	647	68	–
s: Connection fees	451	522	298	284	–
vice revenue used to calculate ARPU	1,018,829	425,608	71,571	9,198	–
erage number of subscribers ('000)	10,650	3,227	469	35	–
gional average revenue er subscriber per month	US$ 8.0	US$ 11.0	US$ 12.7	US$ 21.9	–
zakhstan ARPU:					
al operating revenues	45,082	–	–	–	–
s: Revenues from sales f handsets and accessories	–	–	–	–	–
s: Other revenues	–	–	–	–	–
s: Connection fees	–	–	–	–	–
vice revenue used to calculate ARPU	45,082	–	–	–	–
erage number of subscribers ('000)	716	–	–	–	–
zakhstan average revenue per subscriber er month	15.7	–	–	–	–

Reconciliation of SAC to Selling, General and Administrative Expenses

(Unaudited, in thousands of U.S. dollars, except for SAC and subscriber amounts)

	Years ended December 31,		
	2004	2003	2002
Total:			
Revenues from sales of handsets and accessories	US$ 51,860	US$ 55,765	US$ 49,073
Less: Cost of handsets and accessories sold	39,216	36,447	32,101
Selling, general and administrative expenses	US$ 720,127	US$ 467,655	US$ 271,963
Less: General and administrative expenses	454,050	290,870	171,991
Sales and marketing expenses, including	US$ 266,077	US$ 176,785	US$ 99,972
advertising & marketing expenses	68,142	50,867	28,887
dealers' commission expense	197,935	125,918	71,085
Customer acquisition costs	US$ 266,077	US$ 176,785	US$ 99,972
New gross subscribers ('000)	19,204	9,144	3,896
Total Subscriber Acquisition Cost	US$ 13.9	US$ 19.3	US$ 25.7
Moscow license area SAC:			
Revenues from sales of handsets and accessories	US$ 61,864	US$ 44,292	US$ 39,769
Less: Cost of handsets and accessories sold	46,786	33,658	29,185
Selling, general and administrative expenses	US$ 352,631	US$ 308,745	US$ 225,111
Less: General and administrative expenses	251,123	193,256	138,218
Sales and marketing expenses, including	US$ 101,508	US$ 115,489	US$ 86,893
advertising & marketing expenses	42,357	31,031	21,930
dealers' commission expense	59,151	84,458	64,963
Customer acquisition costs	US$ 101,508	US$ 115,489	US$ 86,893
New gross subscribers ('000)	4,235	4,055	2,762
Moscow license area Subscriber Acquisition Cost	US$ 24.0	US$ 28.5	US$ 31.5
Regional SAC:			
Revenues from sales of handsets and accessories	US$ 17,383	US$ 35,335	US$ 17,219
Less: Cost of handsets and accessories sold	16,056	33,151	18,530
Handsets and accessories subsidies	–	–	US$ 1,311
Selling, general and administrative expenses	US$ 366,434	US$ 170,153	US$ 49,551
Less: General and administrative expenses	206,788	108,503	35,873
Sales and marketing expenses, including	US$ 159,646	US$ 61,650	US$ 13,678
advertising & marketing expenses	25,035	19,835	7,189
dealers' commission expense	134,611	41,815	6,489
Customer acquisition costs	US$ 159,646	US$ 61,650	US$ 14,989
New gross subscribers ('000)	14,711	5,089	1,134
Regional Subscriber Acquisition Cost	US$ 10.9	US$ 12.1	US$ 13.2
Kazakhstan SAC:			
Revenues from sales of handsets and accessories	–	–	–
Less: Cost of handsets and accessories sold	–	–	–
Handsets and accessories subsidies	–	–	–
Selling, general and administrative expenses	US$ 12,388	–	–
Less: General and administrative expenses	6,972	–	–
Sales and marketing expenses, including	US$ 5,416	–	–
advertising & marketing expenses	953	–	–
dealers' commission expense	4,463	–	–
Customer acquisition costs	US$ 5,416	–	–
New gross subscribers ('000)	259	–	–
Kazakhstan Subscriber Acquisition Cost	US$ 20.9	–	–

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Open Joint Stock Company "Vimpel-Communications"

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of VimpelCom's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of VimpelCom's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of VimpelCom's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company "Vimpel-Communications" at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the 2003 and 2002 consolidated financial statements have been restated.

March 31, 2005

Ernst + Young LLC

Consolidated Balance Sheets

	December 31, 2004	December 31, 2003 (as restated Note 2)
	(In thousands of US dollars, except share amounts)	
Assets		
Current assets:		
Cash and cash equivalents *(Note 7)*	**$ 305,857**	$ 157,611
Trade accounts receivable, net of allowance for doubtful accounts of US$12,884 in 2004 and US$7,958 in 2003 *(Note 22)*	**119,566**	113,092
Inventory	**37,855**	17,905
Deferred income taxes *(Note 21)*	**64,706**	21,377
Input value added tax *(Note 3)*	**196,123**	175,045
Other current assets *(Note 8)*	**73,315**	41,213
Total current assets	**797,422**	526,243
Property and equipment, net *(Note 10)*	**2,314,405**	1,439,758
Telecommunications licenses and allocations of frequencies, net of accumulated amortization of US$83,071 in 2004 and US$36,174 in 2003 *(Note 13)*	**757,506**	103,817
Goodwill *(Note 13)*	**368,204**	9,816
Other intangible assets, net *(Note 13)*	**212,595**	49,553
Due from related parties	**534**	1,171
Deferred income taxes *(Note 21)*	**1,714**	–
Other assets *(Note 14)*	**327,861**	151,090
Total assets	**$ 4,780,241**	$ 2,281,448
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	**$ 345,187**	$ 158,467
Due to related parties *(Note 23)*	**7,290**	8,603
Due to employees	**19,241**	14,791
Accrued liabilities	**21,429**	10,153
Taxes payable	**50,791**	101,294
Deferred revenue	**1,893**	2,701
Deferred income taxes *(Note 21)*	**11,785**	1,451
Customer advances	**242,064**	140,756
Customer deposits	**36,106**	40,719
Capital lease obligations	**2,851**	6,587
Rouble denominated bonds payable *(Note 17)*	–	101,852
Bank loans, current portion *(Note 15)*	**115,111**	35,343
Equipment financing obligations, current portion *(Note 18)*	**71,577**	70,935
Total current liabilities	**925,325**	693,652
Deferred income taxes *(Note 21)*	**296,967**	28,943
Rouble denominated bonds payable *(Note 17)*	**108,113**	–
Bank loans, less current portion *(Note 15)*	**1,240,199**	330,112
Capital lease obligations, less current portion	**5,004**	9,154
Equipment financing obligations, less current portion *(Note 18)*	**38,283**	53,008
Accrued liabilities	**6,837**	4,046
Commitments and contingent liabilities *(Note 27)*	–	–
Minority interest	**2,380**	174,882
Shareholders' equity *(Note 19)*:		
Convertible voting preferred stock (.005 roubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	–	–
Common stock (.005 roubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2003: 40,332,201); 51,129, 780 shares outstanding (December 31, 2003: 40,171,567)	**92**	90
Additional paid-in capital	**1,365,978**	569,828
Retained earnings	**769,093**	418,697
Accumulated other comprehensive income, net of tax of US$969 *(Note 3)*	**25,212**	2,466
Treasury stock, at cost, 151,242 shares of common stock (December 31, 2003: 160,634)	**(3,242)**	(3,430)
Total shareholders' equity	**2,157,133**	987,651
Total liabilities and shareholders' equity	**$ 4,780,241**	$ 2,281,448

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

	Years ended December 31.		
	2004	2003	2002 (as restated, Note 2)
	(In thousands of US dollars, except per share (ADS) amounts)		
erating revenues:			
Service revenues	**$ 2,091,198**	$ 1,275,872	$ 728,729
Sales of handsets and accessories	**51,860**	55,765	49,073
Other revenues	**3,571**	3,961	1,842
al operating revenues	**2,146,629**	1,335,598	779,644
Revenue-based taxes *(Note 3)*	**-**	-	(11,148)
t operating revenues	**2,146,629**	1,335,598	768,496
erating expenses:			
Service costs	**352,399**	209,038	121,050
Cost of handsets and accessories sold (exclusive of depreciation shown separately below)	**39,216**	36,447	32,101
Selling, general and administrative expenses	**720,127**	467,655	271,963
Depreciation	**281,129**	162,769	90,172
Amortization	**64,072**	34,064	12,213
Impairment of long-lived assets *(Note 12)*	**7,354**	-	-
Provision for doubtful accounts	**8,166**	9,228	21,173
tal operating expenses	**1,472,463**	919,201	548,672
perating income	**674,166**	416,397	219,824
her income and expenses:			
Interest income	**5,712**	8,378	7,169
Other income	**7,412**	6,296	3,903
Net foreign exchange gain (loss)	**3,563**	(1,279)	(9,439)
Interest expense	**(85,663)**	(68,246)	(46,586)
Other expenses	**(19,565)**	(3,251)	(2,142)
tal other income and expenses	**(88,541)**	(58,102)	(47,095)
come before income taxes, minority interest and cumulative effect of change in accounting principle	**585,625**	358,295	172,729
come tax expense *(Note 21)*	**155,000**	105,879	48,747
inority interest in earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	**80,229**	23,280	(2,820)
come before cumulative effect of change in accounting principle	**350,396**	229,136	126,802
umulative effect of change in accounting principle, net of tax (for the year ended December 31, 2003: US$120) (Note 3)	**-**	(379)	-
inority interest in cumulative effect of change in accounting principle	**-**	52	-
et income	**$ 350,396**	$ 228,809	$ 126,802
asic EPS:			
come before cumulative effect of change in accounting principle	**$ 8.50**	$ 5.99	$ 3.34
et income per common share	**8.50**	5.98	3.34
eighted average common shares outstanding	**41,224**	38,241	38,014
come before cumulative effect of change in accounting principle per ADS equivalent	**$ 2.13**	$ 1.50	$ 0.84
et income per ADS equivalent	**2.13**	1.50	0.84
iluted EPS:			
come before cumulative effect of change in accounting principle	**$ 7.35**	$ 5.12	$ 2.85
et income per common share	**7.35**	5.11	2.85
eighted average diluted shares *(Note 24)*	**47,698**	46,770	44,489
come before cumulative effect of change accounting principle per ADS equivalent	**$ 1.84**	$ 1.28	$ 0.71
et income per ADS equivalent	**1.84**	1.28	0.71

e accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Accumulated Other Comprehensive Income

Years ended December 31, 2004, 2003 and 2002 (as restated, Note 2)

	Common Stock		Additional			Accumulated Other	
	Shares	Amount	Paid-in Capital	Retained Earnings	Treasury Stock	Comprehensive Income	*Total*
	(In thousands of US dollars, except shares)						
Balances at December 31, 2001 (as previously reported)	40,332,201	90	504,876	65,748	(62,593)	-	508,121
Prior period adjustment *(Note 2)*				(2,662)			(2,662)
Balances at December 31, 2001 (as restated, Note 2)	40,332,201	90	504,876	63,086	(62,593)	-	505,459
Gain from issuance of subsidiary stock *(Note 19)*	-	-	23,073	-	-	-	23,073
Sales of treasury stock – 47,649 shares	-	-	965	-	952	-	1,917
Net income (as restated, Note 2)	-	-	-	126,802	-	-	126,802
Balances at December 31, 2002 (as restated, Note 2)	40,332,201	90	528,914	189,888	(61,641)	-	657,251
Gain from issuance of subsidiary stock *(Note 19)*	-	-	4,947	-	-	-	4,947
Sale of treasury stock – 69,469 shares	-	-	3,350	-	1,379	-	4,729
Conversion of Senior convertible notes – 2,053,174 shares *(Note 16)*	-	-	32,617	-	56,832	-	89,449
Comprehensive income (as restated, Note 2):							
Foreign currency translation adjustment *(Note 3)*	-	-		-	-	2,466	2,466
Net income (as restated, Note 2)				228,809	-	-	228,809
Total accumulated comprehensive income (as restated, Note 2)	-	-	-	228,809	-	2,466	231,275
Balances at December 31, 2003 (as restated, Note 2)	40,332,201	90	569,828	418,697	(3,430)	2,466	987,651
Sale of treasury stock – 9,392 shares	-	-	1,355	-	188	-	1,543
Issuance of common stock to Eco Telecom and *Telenor under* the Merger agreement dated October 24, 2003 *(Note 19)*	10,948,821	2	794,795	-	-	-	794,797
Comprehensive income:							
Foreign currency translation adjustment *(Note 3)*						22,746	22,746
Net income				350,396			350,396
Total accumulated comprehensive income				350,396		22,746	373,142
Balances at December 31, 2004	51,281,022	92	1,365,978	769,093	(3,242)	25,212	2,157,133

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	2004	2003 (as restated, Note 2)	2002 (as restated, Note 2)
	Years ended December 31, (In thousands of US dollars)		
Operating activities			
Net income	**$ 350,396**	$ 228,809	$ 126,802
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**281,129**	162,769	90,172
Amortization	**64,072**	34,064	12,213
Impairment of long-lived assets	**7,354**	-	-
Mark-to-market adjustments for short-term investments	**-**	-	(36)
Provision for deferred taxes	**286**	(14,330)	(9,577)
(Gain) loss on foreign currency translation	**(3,563)**	1,279	9,439
Provision for doubtful accounts	**8,166**	9,228	21,173
Minority interest in earnings (losses) of subsidiaries	**80,229**	23,280	(2,820)
Cumulative effect of change in accounting principle	**-**	379	-
Changes in operating assets *and liabilities:*			
Short-term investments	**-**	-	956
Trade accounts receivable	**(19,507)**	(41,781)	(42,659)
Inventory	**(18,646)**	(2,069)	(3,209)
Input value added tax	**(24,559)**	(77,258)	(49,692)
Other current assets	**(6,941)**	(694)	(18,358)
Due from related parties	**637**	1,732	1,050
Due to related parties	**(1,322)**	3,004	(973)
Accounts payable	**43,183**	26,998	3,053
Customer advances and deposits	**89,852**	73,502	42,411
Deferred revenue	**(671)**	(957)	(615)
Taxes payable and Accrued liabilities	**(44,688)**	83,922	42,393
Net cash provided by operating activities	**805,407**	511,877	221,723
Investing activities			
Purchases of property and equipment	**(925,133)**	(506,716)	(291,437)
Purchases of intangible assets	**(18,169)**	(18,654)	(14,769)
Proceeds from sale of property and equipment	**-**	12,433	-
Purchase of StavTeleSot stock, net of cash acquired of US$658	**-**	(42,455)	-
Purchase of DTI stock, net of cash acquired of US$382	**(73,689)**	-	-
Purchase of KaR-Tel stock, net of cash acquired of US$7,556	**(344,414)**	-	-
Purchase of minority interest in Bee-Line Samara	**(12,884)**	-	-
Purchase of Orensot, Bee-Line Samara, Extel and Vostok-Zapad Telecom stock, net of cash acquired of US$1,537	**-**	-	(69,165)
Purchases of other assets	**(142,964)**	(38,561)	(26,560)
Net cash used in investing activities	**(1,517,253)**	(593,953)	(401,931)

Consolidated Statements of Cash Flows (continued)

	2004	2003 (as restated, Note 2)	2002 (as restated, Note 2)
	Years ended December 31, (In thousands of US dollars)		
Financing activities			
Proceeds from bank and other loans	**1,064,927**	160,285	331,082
Repayments of bank and other loans	**(82,637)**	(86,261)	(30,461)
Proceeds from issuance of rouble denominated bonds	**94,214**	97,119	-
Repayment of rouble denominated bonds	**(94,214)**	-	-
Repayment of senior convertible notes	**-**	(1,300)	-
Capital contributions in a consolidated subsidiary by minority shareholders	**-**	58,520	116,960
Payments of fees in respect of debt issue	**(16,133)**	(4,207)	(6,203)
Repayment of capital lease obligations	**(857)**	(917)	(1,450)
Repayment of *equipment financing obligations*	**(110,744)**	(256,902)	(115,473)
Payments of fees in respect of capital contributions	**-**	(2,478)	-
Net cash provided by (used in) financing activities	**854,556**	(36,141)	294,455
Effect of exchange rate changes on cash and cash equivalents	**5,536**	12,171	5,238
Net increase (decrease) in cash and cash equivalents	**148,246**	(106,046)	119,485
Cash and cash equivalents at beginning of year	**157,611**	263,657	144,172
Cash and cash equivalents at end of year	**$ 305,857**	$ 157,611	$ 263,657
Supplemental cash flow information			
Cash paid during the period:			
Income tax	**$ 177,705**	$ 86,409	$ 52,594
Interest	**80,490**	61,934	30,810
Non-cash activities:			
Equipment acquired under financing agreements	**14,216**	88,689	140,367
Accounts payable for equipment and license	**211,378**	78,032	50,117
Operating activities financed by sale of treasury stock	**1,546**	4,729	1,917
Conversion of *Senior convertible notes*	**-**	91,236	-
Accrued capital contributions costs	**2,082**	-	-
Purchase of minority interest in VCR	**794,795**	-	-
Acquisitions:			
Fair value of assets acquired	**487,781**	73,290	121,388
Difference between the amount paid and the fair value of net assets acquired	**174,771**	(4,699)	-
Carrying value of equity method investment in Bee-Line Samara before the acquisition of controlling interest	**-**	-	(6,540)
Cash paid for the capital stock	**(426,041)**	(43,113)	(70,702)
Liabilities assumed	**$ 236,511**	$ 25,478	$ 44,146

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements December 31, 2004, 2003 and 2002

(Amounts presented are in thousands of US dollars unless otherwise indicated and except per share (ADS) amounts)

1. Description of Business

ɪpen Joint Stock Company "Vimpel-Communications" 'VimpelCom") was registered in the Russian Federation on eptember 15, 1992 as a closed joint stock company, re-registered s an open joint stock company on July 28, 1993 and began full-cale commercial operations in June 1994. On November 20, 996, VimpelCom completed an initial public offering ("IPO") of its ommon stock in the United States of America through the ssuance of American Depositary Shares ("ADS"), each of which rep-esents one-quarter of one share of VimpelCom's common stock Note 19). As of December 31, 2004, 44.36% of VimpelCom's out-tanding common stock was owned by the holders of the ADSs; 29.91% by Telenor East Invest AS ("Telenor"); 24.50% by Eco Telecom Limited ("Eco Telecom") and 1.23% by others. As of December 31, 2004, 39.42% of VimpelCom's voting stock was owned by the holders of the ADSs; 26.58% by Telenor; 32.91% by Eco Telecom Limited ("Eco Telecom") and 1.09% by others.

On May 30, 2001, VimpelCom, Eco Telecom, a part of the Alfa Group of companies in Russia, Telenor and *Closed Joint Stock Company* VimpelCom-Region ("VimpelCom-Region"), then a subsidiary of VimpelCom, *signed agreements* under which Eco Telecom was to purchase strategic ownership interests in VimpelCom and *VimpelCom-Region*, subject to certain regulatory approvals and other conditions precedent. VimpelCom-Region was formed to con-*centrate on the regional development* of VimpelCom's GSM license portfolio. On November 5, 2001, under the terms of the transac-tion, Eco Telecom acquired 5,150,000 newly-issued shares of VimpelCom's common stock (equivalent of 20,600,000 ADSs) for an aggregate consideration of US$103,000, which was then con-tributed by VimpelCom as equity to VimpelCom-Region.

VimpelCom earns revenues by providing wireless telecommunica-tions services and selling wireless handsets and accessories under the trade name "Bee-Line" in the city of Moscow and the Moscow region, which comprise the Moscow license area, and other regions of the Russian Federation.

Open Joint Stock Company KB Impuls ("KBI"), a *wholly-owned* subsidiary of VimpelCom, was established in March 1991 and has been involved in the development and provision of wireless telecommunications services under the trade name "Bee-Line" in Russia. *KBI was granted the first license to provide Personal* Communications Services ("PCS") using the GSM-1800 standard in the Moscow license area and began *full-scale commercial oper-*ations in June 1997. This license expires in April 2008.

In April 1998, VimpelCom was awarded four new GSM-1800 licenses, *covering the Central and* Central Black Earth, Volga, North Caucasus and Siberian regions of the Russian Federation.

In August 1998, VimpelCom and KBI received amendments to the original GSM-1800 licenses for the Moscow license area and the Central and Central Black Earth license area of Russia, to operate dual band GSM *900/1800 networks in these license* areas.

In August 1999, VimpelCom received amendments to the origi-nal GSM-1800 licenses for the Volga, North Caucasus and Siberian regions of the Russian Federation, to operate dual band GSM *900/1800 networks in these license areas.* There was no additional cost associated with these amendments.

In April 2000, VimpelCom's amended GSM-1800 licenses cover-*ing the Central and* Central Black Earth, Volga, North Caucasus and Siberian regions of the Russian Federation were re-issued to *VimpelCom-Region.*

On September 12, 2002, VimpelCom-Region was awarded a GSM-1800 license for the Northwest region. VimpelCom-Region's subsidiaries, Open Joint Stock Company Orensot ("Orensot"), Closed Joint Stock Company Extel ("Extel") and Closed Joint Stock Company StavTeleSot ("StavTeleSot") hold a GSM-900/1800 license for the Orenburg license area, GSM-900 license for the Kaliningrad license area and GSM-900/1800 license for the Stavropol license area, respectively. StavTeleSot's subsidiaries, Closed Joint Stock Company Kabardino-Balkarski GSM ("Kabardino-Balkarski GSM") and Closed Joint Stock Company Karachaevo-CherkessTeleSot ("Karachaevo-CherkessTeleSot"), hold GSM-900 licenses for the Kabardino-Balkarskaya Republic and Karachaevo-Cherkesskaya Republic, respectively. The GSM license held by Limited Liability Company Vostok-Zapad Telecom ("Vostok-Zapad Telecom"), a subsidiary of VimpelCom-Region, provides for the operation of a GSM-1800 network throughout the Ural region and a dual band GSM-*900/1800 network in six territories within the Ural region.* Upon consummation of the merger between VimpelCom and VimpelCom-Region on *November 26, 2004 (Note 6)*, Orensot, Extel, StavTeleSot and Vostok-Zapad Telecom became sub-sidiaries of VimpelCom.

In February 2003, VimpelCom-Region received amendments to the original GSM-1800 licenses for the Northwest region of *Russia, to operate dual band* GSM-900/1800 networks in these license areas.

VimpelCom's subsidiaries Open Joint Stock Company Bee-Line Samara ("Bee-Line Samara"), and Open Joint Stock Company DalTelecom International ("DTI") hold a GSM-1800 license for the *Samara* license area and GSM-900/1800 licenses in certain parts of the Far East region, respectively. Limited Liability Partnership KaR-Tel ("KaR-Tel"), an ultimate subsidiary of VimpelCom, holds a GSM-900 license for the Republic of Kazakhstan.

Following the merger of VimpelCom-Region into VimpelCom (Note 6), *in accordance with the* Federal Law "On Communications", VimpelCom promptly filed applications with *the* Federal Surveillance Service for Communications ("the Service"), the Russian regulatory body responsible for the *issuance of telecommunications licenses*, for the re-issuance of VimpelCom-Region's licenses to VimpelCom. On December 28, 2004, VimpelCom received a letter from the Service, stating that, although VimpelCom had complied with the relevant require-ments of the Federal Law "On Communications", the Service was not in a position to re-issue the licenses previously held by VimpelCom-Region to VimpelCom until the Russian Government adopted regulations establishing the types of telecommunications activities for which a license is required and the material terms and conditions associated with such license as contemplated by the Federal Law "On Communications". The letter further stated that VimpelCom, as the legal successor to VimpelCom-Region, could assume the obligations of VimpelCom-Region to provide wireless services under the licenses previously held by VimpelCom-Region prior to their re-issuance to VimpelCom. On February 11, 2005, the Russian *Government adopted the* required regulation setting forth the types of telecommunications activities and related terms and conditions and on *February 28*, 2005, VimpelCom re-submitted its applications to the Service. On March 30, *2005, in accordance with Article* 35 of the Federal Law "On Communications", the Service decided to re-issue to VimpelCom *an operating mobile communications* license, refer-ring specifically to each of the licenses previously held by VimpelCom-Region *(Note 6 and Note 27).*

In addition, VimpelCom operates an AMPS/D-AMPS wireless tele-phone network under a license issued by the State Committee of *the Russian Federation* for Communications and Informatization, which expires in November 2007.

VimpelCom has also been granted AMPS licenses to operate cel-lular networks in the Kaluga, Orenburg, Ryazan, Tver, Vladimir and Vologda license areas. VimpelCom's subsidiary, Bee-Line Samara, was granted a license to operate an AMPS wireless network in the Samara region. Closed Joint Stock Company Cellular Company ("Cellular Company"), a subsidiary of VimpelCom-Region, holds an AMPS license for the Novosibirsk license area.

2. Restatement of Consolidated Financial Statements

Subsequent to the issuance of its 2003 consolidated financial statements, *based on guidance provided* by the United States Securities and Exchange Commission ("SEC") by publication of a *letter issued by the Office of the Chief Accountant* in February 2005, VimpelCom management determined that its previously issued *consolidated financial statements should be restated* to adjust VimpelCom's accounting for depreciation of leasehold *improvements*, specifically installed telecommunications equip-ment. VimpelCom determined that the previous periods used to *calculate depreciation expense* relating to certain of its base sta-tion assets should be adjusted. Accordingly, VimpelCom has restated its beginning retained earnings as of January 1, 2002 and its consolidated financial statements for the years ended December 31, 2003 and 2002.

As set forth below, the primary effect of this accounting correc-tion is to accelerate to earlier periods depreciation and amortiza-tion expense with respect to certain of the VimpelCom's base sta-tions, resulting in an increase in non-cash depreciation expenses compared to what has previously been reported.

Presented below are the amounts as originally reported in VimpelCom's previously issued consolidated statements, to the correspon-ding restated amounts (in thousands):

Consolidated Statements of Income

	As previously reported	As restated
Year Ended December 31, 2003		
Depreciation	$ 151,262	$ 162,769
Total operating expenses	907,694	919,201
Operating Income	427,904	416,397
Income before income taxes, minority interest and cumulative effect of change in accounting principle	369,802	358,295
Income tax expense	108,641	105,879
Minority interest in earnings of subsidiaries, before cumulative effect of change in accounting principle	26,872	23,280
Income before cumulative effect of change in accounting principle	234,289	229,136
Net income	233,962	228,809
Net income per common share before cumulative effect of change in accounting principle	6.13	5.99
Net income per common share	6.12	5.98
Net income per common share before cumulative effect of change in accounting principle – diluted	5.23	5.12
Net income per common share – diluted	5.22	5.11

solidated Statements of Income

	As previously reported	As restated
Ended December 31, 2002		
eciation	$ 85,204	$ 90,172
operating expenses	543,704	548,672
ating Income	224,792	219,824
ne before income taxes, minority interest and cumulative effect		
f change in accounting principle	177,697	172,729
ne tax expense	49,939	48,747
rity interest in losses of subsidiaries, *before cumulative effect*		
f change in accounting principle	(1,794)	(2,820)
me before cumulative effect of change in accounting principle	129,552	126,802
income	129,552	126,802
income per common share before cumulative effect of change in accounting principle	3.41	3.34
income per common share	3.41	3.34
income per common share before cumulative effect of change		
accounting principle - diluted	2.91	2.85
income per common share - diluted	2.91	2.85

solidated Balance Sheets

	As previously reported	As restated
f December 31, 2003		
erty and equipment, net	$ 1,460,542	$ 1,439,758
l assets	2,302,232	2,281,448
erred income taxes (non-current liability)	34,380	28,943
l shareholders' equity	998,216	987,651
l liabilities and shareholders' equity	2,302,232	2,281,448

3asis of Presentation and Significant \ccounting Policies

is of Presentation

elCom maintains its records and prepares its *financial state-* s in accordance with Russian accounting and tax legislation *accounting principles generally accepted* in the United States nerica ("US GAAP"). The accompanying consolidated financial ments differ from the financial statements issued for statuto- rposes in Russia. The principal differences relate to: (1) rev- recognition; (2) recognition of interest expense and other *ating expenses; (3) valuation* and depreciation of property and oment; (4) foreign currency translation; (5) deferred income ; (6) capitalization and amortization of telephone line capaci-) valuation allowances for unrecoverable assets; (8) capital s; and (9) consolidation and accounting for subsidiaries.

ciples of Consolidation

accompanying consolidated financial statements include the unts of VimpelCom and its subsidiaries KBI, Closed Joint k Company RTI Service-Svyaz ("RTI Service-Svyaz"), Closed Stock Company Impuls KB, Closed Joint Stock Company *OnLine-Portal, Closed Joint* Stock Company MSS Start ("MSS ") and its wholly owned subsidiary Limited Liability Company le Center, Bee-Line Samara and its subsidiary Open Joint Stock Company Beeline-Togliatty, *DTI, VimpelCom-Region* (before November 26, 2004, Note 6), Cellular Company, Orensot, *Extel, Vostok-Zapad Telecom* and its subsidiary Limited Liability Company VimpelCom Finance ("VCF"), StavTeleSot and its subsidiaries Kabardino-Balkarski GSM and Karachaevo-CherkessTeleSot, Closed Joint Stock Company Mobile Communication Center - Lipetsk, Closed Joint Stock Company *Mobile Communication Center* - Ryazan, Closed Joint Stock Company Mobile Communication Center - Nizhny Novgorod, Closed Joint Stock Company Mobile Communication Center - Smolensk Vimpelcom Finance B.V. ("VimpelCom Finance"), and its subsidiaries VimpelCom B.V., Joint Venture ELWICOM SA, VimpelCom Project Services *Limited, VimpelCom Option Project* Limited, Limnotex Development Limited ("Limnotex"), with its subsidiaries Wenthorp Industries Ltd., Irington Developments Ltd., KaR-Tel, and it subsidiary Closed Joint Stock Company Technical Centre KaR-Tel; VC ESOP N.V., Limited Liability Company MBL-Press, Open Joint Stock Company Bee-Line TV, Limited Liability Company VK-Option, Closed Joint Stock *Company Sota-100.* The accompanying consolidated financial statements also include the accounts of VimpelCom (BVI) Limited, a special-purpose entity affiliated with and controlled by VimpelCom, and VC Limited, a wholly-owned subsidiary of VimpelCom (BVI) Limited (Note 20). The consolidated financial statements as of *December 31, 2004 include* the accounts of VimpelCom and its majority-owned subsidiaries that are not considered variable interest entities (VIEs) and all VIEs for which the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated.

The equity method of accounting is used for companies in which VimpelCom has significant influence. Generally this represents voting stock ownership of at least 20% and *not more than 50%.*

Foreign Currency Translation

On November 25, 2002, the AICPA International Practices Task Force concluded that Russia *would no longer be considered high*ly inflationary effective January 1, 2003. VimpelCom re-assessed *its functional currency* as of January 1, 2003 in accordance with the provisions of Emerging Issues Task Force Technical Bulletins ("EITF") No. 92-004 "Accounting for a Change in Functional Currency When an Economy Ceases to Be Considered Highly Inflationary" and EITF No. 92-008 "Accounting for the Income Tax *Effects under* FASB Statement No. 109 of a Change in Functional Currency When an Economy Ceases to Be Considered Highly Inflationary".

The functional currency of VimpelCom and its subsidiaries, except *for Cellular Company, Orensot, StavTeleSot, DTI and Kar-Tel*, is the US dollar because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian roubles and Euros) have been *re*-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates *prevailing on the transaction dates.* Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

Cellular Company's, Orensot's, StavTeleSot's and DTI's functional currency is the Russian rouble and Kar-Tel's functional currency is the Kazakhstani tenge because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, *payable or otherwise measured in* Russian roubles and Kazakstani tenge, respectively. Assets and *liabilities of these* companies are translated into US dollars at exchange rates prevailing on the balance sheet date; revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transactions dates. Translation adjustments resulting from the process of translating *their financial statements* into US dollars are reported in other comprehensive income, a separate component of shareholders' equity.

The rouble is not a fully convertible currency outside the territory of the Russian *Federation. Within the Russian Federation*, official exchange rates are determined daily by the Central Bank of Russia ("CBR"). *Market* rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR.

The Kazakhstani tenge is not a fully convertible currency outside the territory of Republic of Kazakhstan. Within the Republic of Kazakhstan, transactions denominated in foreign currencies are recorded using *the market exchange rates quoted* by the Kazakhstani Stock Exchange ("KASE").

As of December 31, 2004 and 2003, the official rates of exchange were 27.75 roubles = US$1 and 29.45 roubles = US$1, respectively. As of December 31, 2004 and December 31, 2003, the official KASE's rates of exchange were 130.00 tenge = US$1 and 144.22 tenge = US$1, respectively. The translation of rouble-denominated and tenge-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not *indicate that VimpelCom could return or distribute* the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value.

Accounts Receivable and Doubtful Accounts

Accounts receivable are shown at their net realizable value which approximates their fair value. VimpelCom reviews the valuation of accounts receivable *on a monthly basis. The allowance for doubt*ful accounts is estimated based on historical experience of cash *collections and future expectations* of conditions that might impact the collectibility of accounts.

Inventory

Inventory consists of telephone handsets and accessories for resale and is stated at the lower of cost or market. Cost is computed using the average cost method.

Input Value Added Tax

Value Added Tax ("VAT") related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to customers. VAT incurred on purchases may be offset, subject to certain restrictions (one of which is that the offset could be made only after the payment is made), against VAT *related to sales, or* could be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to sales within the following year, is recognized in the balance sheets on a gross basis. The VAT rate was 20% for the years ended December 31, 2003 and December 31, 2002. Starting January 1, 2004, the VAT rate has been *decreased to 18%, although this 2%* decrease in the VAT rate on January 1, 2004 had no impact on the ability of VimpelCom to recover VAT receivables existing prior to that date.

perty and Equipment

perty and equipment is stated at historical cost. communications equipment, including equipment acquired er capital leases, is depreciated using the straight-line method r its estimated useful life of seven years. Capitalized leasehold rovement expenses for base station positions is depreciated ng the straight-line method over the estimated useful life of en years, or the lease term, whichever is shorter. Buildings are reciated using the straight-line method over estimated useful s of twenty years. Office and measuring equipment, and vehi- s and furniture are depreciated using the straight-line method r estimated useful lives ranging from five to ten years.

pair and maintenance costs are expensed as incurred. Interest ts are capitalized with respect to qualifying construction projects.

tangible Assets

angible assets consist primarily of telephone line capacity, wire- s licenses, goodwill and other intangible assets. VimpelCom cap- lizes payments made to third party suppliers to acquire access to d for use of telephone lines (telephone line capacity). These yments are accounted for as intangible assets and are amortized a straight-line basis over ten years. Licenses are amortized on straight-line basis until the initial expiration date of the licenses. her intangible assets are amortised on a straight-line basis over eir estimated useful lives, generally from four to ten years.

oodwill represents the excess of consideration paid over the fair lue of net assets acquired in purchase business combinations and not amortized. VimpelCom has acquired identifiable intangible sets through its acquisition of interests in various enterprises. The st of acquired entities at the date of acquisition is allocated to entifiable assets and the excess of the total purchase price over e amount assigned to identifiable assets is recorded as goodwill.

accordance with SFAS No. 142 "Goodwill and Other Intangible sets", VimpelCom continues to evaluate the amortization period r intangible assets with finite lives to determine whether events circumstances warrant revised amortization periods. In accor- nce with SFAS No. 142, VimpelCom tests goodwill for impair- ent on an annual basis. Additionally, goodwill is tested for impair- ent between annual tests if an event occurs or circumstances ange that would more likely than not reduce the fair value of an tity below its carrying value. These events or circumstances ould include a significant change in the business climate, legal ctors, operating performance indicators, competition, sale or dis- sition of a significant portion of the business or other factors.

ftware Costs

nder the provision of Statement of Position No. 98-1, ccounting for the Costs of Computer Software Developed or btained for Internal Use", VimpelCom capitalizes costs associat- l with software developed or obtained for internal use when th the preliminary project stage is completed and VimpelCom anagement has authorized further funding of the project which deems probable will be completed and used to perform the func- on intended. Capitalization of such costs ceases no later than e point at which the project is substantially complete and ready r its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over the expected life of the product.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During the second quarter of 2004, certain impairment indicators were present which indicated that the carrying amount of certain assets in Bee-Line Samara may not be recoverable. VimpelCom then determined that an impairment of certain assets had in fact occurred and recorded an impairment charge in the accompanying consolidated statement of income. (Note 12)

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom's network. Value added services include short messages ("SMS"), multimedia messages ("MMS"), caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Infotainment services are provided to our subscribers through our BeeOnline portal via SMS, MMS, wireless application protocol ("WAP") and other channels. Each customer can subscribe for information on selected topics. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

In 2002 VimpelCom launched the Beebonus program – the "Loyalty Program". With a beebonus card subscribers accumulate bonus points by purchasing goods from participating vendors. Bonus points can only be used to pay for our services and have no expiration date. The bonus points are accounted for as customer advances and we recognize revenue when the advances are used.

Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. VimpelCom used prepaid cards as a method of cash collection. Sold prepaid cards are accounted as customer advances for future services. These prepaid cards have expiration dates. When a card expires, unused balances are added to service revenue. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

VimpelCom determined that the sale of wireless services through VimpelCom's direct sales channel with an accompanying handset constitutes a revenue arrangement with multiple deliverables. In accordance with the provisions of EITF No. 00-21 "Revenue Arrangements with Multiple Deliverables), VimpelCom allocates the arrangement consideration to the separate units of accounting, including the wireless service and handset, based on their relative fair values.

In accordance with the provisions of the US SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements", VimpelCom defers telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally three years.

Revenue-Based Taxes

Revenue-based taxes represented road users tax charged on revenues at a 1% rate. Effective January 1, 2003, certain changes were introduced in Russian tax legislation resulting in the road users tax being abolished.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2004, 2003 and 2002 were US$66,444, US$50,019 and US$30,450, respectively.

Rent

VimpelCom leases office space and the land and premises where telecommunications equipment is installed. There were no non-cancelable operating leases for the periods in excess of one year during either 2004 or 2003. Operating lease agreements for premises where telecommunications equipment is installed typically contain automatic year-by-year renewal provisions which stipulate renewal to the extent that neither party indicates otherwise.

Rent expense under all operating leases and rental contracts in 2004, 2003 and 2002 was US$60,389, US$37,556, and US$18,152, respectively.

Deferred Taxes

VimpelCom computes and records income tax in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Government Pension Fund

VimpelCom contributes to the Russian Federation state pension fund on behalf of its employees. VimpelCom's contribution was expensed as incurred. Total amounts expensed in connection with contributions to the state pension fund for the years ended December 31, 2004, 2003 and 2002 were US$17,146, US$13,682 and US$7,668, respectively.

Business Combinations

VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying assets, including intangible assets, and liabilities based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service for both DAMPS and GSM networks. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom's credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its subscribers, of which approximately 88% subscribed to a prepaid service as of December 31, 2004 and, accordingly, do not give rise to credit risk. VimpelCom's credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers.

VimpelCom deposits available cash with financial institutions in the Russian Federation. Deposit insurance is not offered to financial institutions operating in Russia. To manage this credit risk, VimpelCom allocates its available cash, mainly in US dollars, to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors (Alcatel and Technoserve A/S) provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Fair Value of Financial Instruments

The carrying amounts for financial instruments, consisting of cash and cash equivalents, trade accounts receivable, forward agreement and obligations under accounts payable approximate their fair value.

ie fair value of bank loans, equipment financing obligations and rouble denominated bonds (based on future cash flows discounted current market rates) were as follows at December 31:

	2004	2003
Rouble denominated bonds	**$ 108,384**	$ 103,430
Sberbank loan to VimpelCom-Region	**-**	76,425
Sberbank loan to VimpelCom	**198,387**	16,760
J.P. Morgan AG	**256,085**	271,759
Technoserve A/S - VimpelCom-Region	**-**	19,263
Technoserve A/S – VimpelCom	**11,479**	2,859
General DataCom	**2,302**	4,382
UBS (Luxemburg) S. A.	**772,162**	-
Kazkommertzbank	**35,479**	-
ATF Bank	**10,638**	-

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income but as an adjustment to shareholders' equity.

For the years ended December 31, 2004, 2003 and 2002, comprehensive income for VimpelCom comprised US$373,142, US$231,275 and US$126,802, respectively. Comprehensive income for the years ended December 31, 2004, 2003 and 2002 included net income in the amount of US$350,396, US$228,809 and US$126,802, respectively, and other comprehensive income (foreign currency translation adjustment) in the amount of US$22,746, US$2,466 and US$0, respectively, net of minority interest in the amount of US$4,089, US$1,993 and US$0, respectively, and net of tax in the amount of US$1,291, US$969 and US$0, respectively.

Accounting for Sales of Stock by a Subsidiary

VimpelCom follows the provisions of SAB No. 51, "Accounting for Sales of Stock by a Subsidiary". SAB No. 51 allows accounting for issuance of stock by a subsidiary as a capital transaction. Accordingly, in 2002 VimpelCom included a gain on the sale of newly issued stock of a subsidiary in additional paid-in capital in the consolidated financial statements.

Stock-Based Compensation

VimpelCom follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", for its stock option plan. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and to make disclosures in accordance with the provisions of SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123." Because the fair value accounting requires use of option valuation models that were not developed for use in valuing employee stock options (see Note 26), VimpelCom has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and related Interpretations and present pro forma disclosures of results of operations as if the fair value method had been adopted.

The following table illustrates the effect on net income and earnings per share if VimpelCom had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	Years ended December 31, 2004	2003	2002
Net income, as reported	**$ 350,396**	$ 228,809	$ 126,802
Add: Compensation expense in respect of 2000 Stock Option Plan, as reported	**5,682**	5,381	4,085
Deduct: Compensation expense in respect of 2000 Stock Option Plan determined under fair value based method for all awards	**(1,303)**	(1,230)	(1,386)
Pro forma net income	**$ 354,775**	$ 232,960	$ 129,501
Earnings per share:			
Basic - as reported	**$ 8.50**	$ 5.98	$ 3.34
Basic – pro forma	**$ 8.61**	$ 6.09	$ 3.41
Diluted - as reported	**$ 7.35**	$ 5.11	$ 2.85
Diluted - pro forma	**$ 7.44**	$ 5.44	$ 2.91

Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, VimpelCom designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. If the derivative instrument either initially fails or later ceases to qualify as a fair value hedge, any subsequent gains or losses are recognized in income.

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. VimpelCom adopted SFAS No. 143 effective January 1, 2003.

VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of SFAS 143. These legal obligations include obligations to remediate leased land on which base stations are located. In connection with the adoption of this standard, VimpelCom recorded the cumulative effect of accounting change that decreased 2003 net income by US$327, net of tax and minority interest, an initial asset retirement obligation of approximately US$2,305, and capitalized US$1,806 by increasing the carrying value of the related asset.

For the years ended December 31, 2004 and December 31, 2003, the capitalized costs were depreciated by approximately US$771 and US$296, respectively, and approximately US$349 and US$209 of accretion expense was recorded to increase the asset retirement obligation to its present value, respectively. The accretion expense was included in depreciation in the accompanying statement of income.

The following unaudited pro forma combined results of operations for VimpelCom give effect to adoption of SFAS 143 as if it had occurred at the beginning of 2002. These pro forma amounts are provided for information purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Years ended December 31, 2004	2003	2002
Pro forma net income	**$ 350,396**	$ 229,136	$ 126,655
Pro forma basic net income per common share	**8.50**	5.99	3.33
Pro forma diluted net income per common share	**7.35**	5.12	2.85

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and established standards for determining under what circumstances a variable interest ("VIE") should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation ("FIN No. 46R") substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity ("SPE"), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not an SPE.

VimpelCom completed an evaluation of this guidance and concluded that the adoption of the provisions of FIN No. 46 did not have a material impact on its consolidated financial statements.

ation Accrual

lCom is party to various certain legal and regulatory pro-
ıgs in the normal course of business with respect to the
ı matters. Except as described in Note 27, VimpelCom
not believe that any legal or regulatory proceedings to
it is a party would have a material adverse impact on its
ss or prospects. VimpelCom evaluates the likelihood of an
rable outcome of the legal or regulatory proceedings to
it is a party in accordance with SFAS No. 5, "Accounting
ontingencies" and EITF Topic D-86 "Issuance of Financial
nents". These judgments are subjective based on the status
legal or regulatory proceedings, the merits of its defenses
onsultation with in-house and external legal counsel. The
l outcomes of these proceedings may differ from the
any's judgments.

nt Accounting Pronouncements

ril 2004, FASB issued FASB Staff Position FAS 129-1,
losure Requirements under FASB Statement No. 129,
osure of Information about Capital Structure, Relating to
ngently Convertible Financial Instruments" ("FSP FAS 129-
SP FAS 129-1 provides guidance on disclosures of contin-
y convertible financial instruments, including those contain-
ontingent conversion requirements that have not been met
re not otherwise required to be included in the calculation of
d earnings per share. The statement was effective immedi-
and applies to all existing and newly created securities. The
tion of this statement did not have a material effect on
elCom's results of operations or financial condition.

vember 2004, the EITF issued EITF No. 03-13, Applying the
itions in Paragraph 42 of FASB Statement No. 144 in
mining Whether to Report Discontinued Operations. EITF
3 assists in the development of a model for evaluating (a)
h cash flows are to be considered in determining whether
flows have been or will be eliminated and (b) what types of
inuing involvement constitute significant continuing
vement when determining whether the disposal or sale of a
onent of a business is to be accounted for as discontinued
ations. The adoption of the provisions of EITF No. 03-13 is
xpected to have a material effect on VimpelCom's results of
ations or its financial position.

ecember 16, 2004, FASB issued Statement No. 123 (revised
), "Share Based Payment" ("SFAS No. 123R"), which is a
ion of SFAS No. 123. Statement No. 123R supersedes APB
ion No. 25, "Accounting for Stock Issued to Employees and
ds Statement No. 95, "Statement of Cash Flows". Under
No. 123R, companies must calculate and record the cost of
y instruments, such as stock options or restricted stock,
ded to employees for services received in the income state-
; pro forma disclosure is no longer permitted. The cost of
quity instruments is to be measured based on fair value of
struments on the date they are granted (with certain excep-
) and is required to be recognized over the period during
h the employees are required to provide services in

exchange for the equity instruments. SFAS No. 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

SFAS No. 123R provides two alternatives for adoption: (1) a "modified prospective" method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a "modified retrospective" method which follows the approach in the "modified prospective" method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. The company plans to adopt SFAS No. 123R using the modified prospective method. The adoption of SFAS No. 123R is expected to have an impact on our results of operations. On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment," ("SAB 107"), which expresses the views of the SEC staff regarding the application of SFAS No. 123R. The impact of adopting SFAS No. 123R and SAB 107 cannot be accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods. However, had we adopted SFAS No. 123R and SAB 107 in a prior period, the impact would approximate the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 3 to the Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets". SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB No. 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 are not expected to have a material impact on the VimpelCom's results of operations or financial position.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation. Unamortized debt issue costs were included in other assets. Goodwill was presented separately from other intangible assets. Costs of sim-cards sold were reclassified from cost of telephones and accessories sold to service costs and from sales of telephones and accessories to service revenues.

4. Changes in Estimates

At the beginning of 2002, VimpelCom changed the estimated remaining useful life of DAMPS telecommunications equipment from 6.5 to 4 years. The change decreased net income for the year ended December 31, 2002 by approximately US$3,152 (equivalent to US$0.08 per share of common stock - basic and US$0.07 per share of common stock - diluted). The change occurred due to VimpelCom's continuing evaluation of its use of various technologies combined with management's decision not to develop the DAMPS network beyond the revised estimated remaining useful life.

At the beginning of the second quarter 2002, VimpelCom changed the estimated remaining useful life of NAMPS telecommunications equipment from 4.25 to 1.75 years. The change decreased net income for the year ended December 31, 2002 by approximately US$1,752 equivalent to US$0.05 per share of common stock - basic and US$0.04 per share of common stock - diluted. The change occurred due to VimpelCom's continuing evaluation of its use of various technologies combined with management's decision not to develop the NAMPS network beyond the revised estimated remaining useful life.

At the beginning of the third quarter 2002, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.5 years. The change decreased net income for the year ended December 31, 2002 by approximately US$2,239 (equivalent to US$0.06 per share of common stock - basic and US$0.05 per share of common stock - diluted). At the beginning of the fourth quarter 2002, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.25 years. The change decreased net income for the year ended December 31, 2002 by approximately US$1,857 (equivalent to US$0.05 per share of common stock - basic and US$0.04 per share of common stock - diluted). At the beginning of fiscal year 2003, as a result of the ongoing technical inspection of telecommunications equipment, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.25 years. The change decreased net income for the year ended December 31, 2003 by approximately US$810 (equivalent to US$0.02 per share of common stock - basic and US$0.02 per share of common stock - diluted).

These above changes reflect comprehensive management analysis of the estimated future usage of this telecommunications equipment. The analyses are performed by the Technical Department and management of the Company on a regular basis (at least quarterly). In each case, the analyses revealed that respective telecommunications equipment would not be used beyond the revised estimated remaining useful life and is expected to generate revenue over the revised estimated remaining useful life.

At the beginning of the third quarter 2003, VimpelCom changed the estimated remaining useful life of DAMPS telecommunications equipment from 2.5 to 1 year. The change decreased net income for the year ended December 31, 2003 by approximately US$4,626 (equivalent to US$0.12 per share of common stock - basic and US$0.10 per share of common stock - diluted). The change occurred due to VimpelCom's continuing evaluation of its use of various technologies combined with management's decision not to develop the DAMPS network beyond the revised estimated remaining useful life.

In January 2004, VimpelCom changed the estimated useful life of GSM telecommunications equipment from 9.5 to 7 years. The change decreased net income for the fiscal year ended December 31, 2004 by approximately US$31,469 (equivalent to US$0.76 per share of common stock -basic and US$0.66 per share of common stock - diluted). This change occurred due to VimpelCom's continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies.

5. Acquisitions

Orensot

In July 2002, VimpelCom-Region acquired 77.6% of common stock of Orensot, a cellular communication enterprise operating in the Orenburg region, for US$14,204. In October 2002, VimpelCom-Region acquired 21.21% of Orensot's common stock, which VimpelCom-Region did not previously own, for US$3,882. This transaction increased VimpelCom-Region's ownership in Orensot to 98.81%. The acquisitions were recorded under the purchase method of accounting. The results of operations of Orensot were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

Extel

In December 2002, VimpelCom-Region acquired 100% of Extel, a cellular communication enterprise operating in the Kaliningrad region, for US$25,312. The acquisition was recorded under the purchase method of accounting. The results of operations of Extel were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

'ostok-Zapad Telecom

ı December 2002, VimpelCom-Region acquired 100% of own-rship interest in *Vostok-Zapad Telecom, a company that holds* GSM-900/1800 license for operations in the Ural region, for ıS$26,608. The acquisition was recorded under the purchase method of accounting. The results of operations of Vostok-*Zapad Telecom were included* in the accompanying consolidated statement of operations from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

'he following table summarizes the estimated *fair values of the intangible* assets acquired of Orensot, Extel and Vostok-Zapad 'elecom at the date of acquisition.

ntangible assets subject to amortization (10.9 years weighted-average useful life)	
Licenses (11.0 years weighted-average useful life)	$ 71,157
Other intangible assets (8.5 years *weighted-average useful life)*	711
	$ 71,868

StavTeleSot

n January 2003, VimpelCom-Region acquired 90% of common stock of StavTeleSot, a cellular operator in the Stavropol region, for US$38,801. The primary reason for the acquisition was obtaining the frequencies *allocated to StavTeleSot under its* mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The results of operations of StavTeleSot were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired comprised US$43,500. The difference of US$4,699 between the amount paid and the fair value of net assets acquired was allocated as pro rata reduction of the acquired license, allocation of frequencies and property and equipment. *On September 19, 2003, VimpelCom-Region* increased its share of ownership in StavTeleSot to 100% by *acquiring* the remaining 10% of StavTeleSot common stock, which VimpelCom-Region did not previously own, for US$4,312. The acquisition was recorded under the purchase method of accounting. The fair value of 10% of net assets *acquired approx*imated the cost of acquisition.

The following table presents the condensed balance sheet disclosing the amount assigned to each major asset and liability caption of StavTeleSot at the acquisition date.

Cash and cash equivalents	$ 658
Other current assets	6,260
Property and equipment, net	29,620
Telecommunications licenses and allocation of frequencies, net (4.2 years weighted-average remaining useful life)	26,780
Other intangible assets, net (4.2 years weighted-average remaining useful life)	209
Other assets	219
Current liabilities	(15,103)
Long-term liabilities	(2,625)
Deferred income taxes	(4,900)
Fair value of net assets acquired	41,118
Minority's share in net assets	(2,317)
Total investment	$ 38,801

DTI

In June 2004, *VimpelCom acquired* 93.52% of common stock of DTI, a cellular operator in the Far East region, for US$74,071. The primary reason for the acquisition was obtaining frequencies allocated to DTI under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. *The fair value of* identifiable net assets acquired *amounted to* US$57,908. The excess of the acquisition cost over the fair market value of the identifiable net assets of DTI amounted to US$16,163, was recorded as goodwill, assigned to the regions outside of Moscow license area reportable segment, and is subject to annual impairment tests. The results of operations of DTI were included in the accompanying consolidated statement of *income from the date of acquisition.*

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, based on the third-party valuation:

	As of June 30, 2004
Current assets	$ 3,461
Property and equipment	22,517
Licenses and allocation of frequencies (7.6 years weighted-average useful life)	38,686
Other intangible assets (6.0 *years weighted-average useful life)*	18,842
Goodwill	16,163
Other non-current assets	3,149
Total assets acquired	102,818
Current liabilities	(13,438)
Long-term liabilities	(15,309)
Total liabilities assumed	(28,747)
Net assets acquired	$ 74,071

Bee-Line Samara

On July 13, 2004, VimpelCom increased its share of ownership in *Bee-Line-Samara to 100% by acquiring the remaining* 49% of Bee-Line Samara common stock, which VimpelCom did not previously own, for US$12,884. The acquisition was recorded under the purchase method of accounting. The fair value of 49% of net assets acquired approximated the cost of acquisition.

KaR-Tel

On September 3, 2004, VimpelCom Finance B.V., a wholly owned subsidiary of VimpelCom, acquired 100% of common stock of KaR-Tel, the second largest cellular operator in Kazakhstan, through the acquisition of 100% of the issued and outstanding *shares of Limnotex Developments* Limited ("Limnotex"), a company registered and existing under the laws of the Republic of Cyprus. By acquiring Limnotex VimpelCom Finance B.V. also obtained control over the following enterprises: Wenthorp Industries, Ltd (100%) and Irington Developments, Ltd. (100%), the companies registered *and existing under the Laws of the* Republic of Seychelles. By acquiring KaR-Tel VimpelCom Finance B.V. also obtained control over *Closed Joint Stock* Company Technical Centre KaR-Tel, a wholly owned subsidiary of KaR-Tel.

The US$351,970 purchase price that VimpelCom Finance B.V. paid in cash is subject to a possible post-closing adjustment based on a post-closing assessment by the parties of the actual *level of indebtedness and cash* in KaR-Tel at the date of acquisition. The primary reasons for the acquisition were expansion outside of the Russian Federation and obtaining the frequencies allocated to KaR-Tel under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. *The fair value of net assets acquired com*prised US$199,264. The excess of acquisition cost over the fair market value of the consolidated net assets of Limnotex amounted to US$152,706, was recorded as goodwill, assigned to Kazakhstan license area reportable segment, and is subject to annual impairment tests. The consolidated results of operations of Limnotex were included in the accompanying consolidated *statement* of income from the date of acquisition.

The following table summarizes estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	As of September 3, 2004
Current assets	$ 11,882
Property and equipment	66,336
Licenses and allocation of frequencies (9.5 years weighted-average useful life)	249,235
Other intangible assets (9.25 years weighted-average useful life)	68,701
Goodwill	152,706
Other non-current assets	1,998
Total assets acquired	550,858
Current liabilities	(82,013)
Long-term liabilities	(116,875)
Total liabilities assumed	(198,888)
Net assets acquired	$ 351,970

ıe allocation of net assets acquired as presented above does not clude any amounts related to the ultimate resolution of claims sclosed in Note 27 as VimpelCom currently does not believe at any such amounts are both probable and or estimatable with- the context of SFAS No. 5.

mpelCom Finance B.V. believes that the KaR-Tel acquisition sulted in the recognition of goodwill primarily because of its industry position, management strength and potential to serve as a platform for the consolidation of the business segment.

Recognizing the benefits of local expertise when entering a new country, VimpelCom Finance B.V. is currently in discussions with a potential local partner(s) to sell for cash (on the same pricing terms as paid by VimpelCom Finance B.V.) a minority interest of up to 50% minus one share in Limnotex (Note 29).

he following unaudited pro forma combined results of operations for VimpelCom give effect to DTI and KaR-Tel business combination s if they had occurred at the beginning of 2003. These pro forma amounts are provided for informational purposes only and do not urport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicat- d, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Year ended December 31,	
	2004	**2003**
Pro forma total operating revenues	**$ 2,236,717**	$ 1,432,279
Pro forma net income	**374,292**	242,141
Pro forma basic net income per common share	**9.08**	6.33
Pro forma diluted net income per common share	**7.85**	5.39

6. Merger between VimpelCom and VimpelCom-Region

On August 28, 2003, VimpelCom's Board of Directors recom- nended to its shareholders to approve the merger of VimpelCom and VimpelCom-Region and the related issuance of 10,948,821 new VimpelCom common shares in exchange for the 44.69% stake in VimpelCom-Region that was owned by Eco Telecom and by Telenor. The market value of VimpelCom's 10,948,821 com- mon stock was calculated in accordance with the relevant provi- sions of SFAS 141, "Business Combinations, and EITF 99-12, 'Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination" and comprised US$794,797. On October 24, 2003, VimpelCom and VimpelCom-Region signed the Merger Agreement. In accor- dance with the Merger Agreement, VimpelCom issued an addi- tional 10,948,821 shares to Telenor and Eco Telecom. On October 24, 2003, an Extraordinary General Meeting of VimpelCom Shareholders approved the merger of VimpelCom and VimpelCom-Region.

In order to accomplish the Merger certain legal steps were neces- sary based on Russian law that were finalized in November 2004. On November 26, 2004, VCR merged with and into the Company, when the formal registration of the transaction took place, con- firming that VimpelCom-Region ceased its operations as a legal entity through the merger into VimpelCom. As of the date of the merger, November 26, 2004, VimpelCom became the legal suc- cessor of VCR.

Before the merger, Telenor owned 25.00% plus 13 shares and 28.98%, and Eco Telecom owned 25.00% plus two shares and 13.05% of the Company's total voting stock and total common stock, respectively. Following the merger, Telenor owned 26.6% and 29.9%, and Eco Telecom owned 32.9% and 24.5%, of the Company's total voting stock and total common stock, respectively.

The acquisition of the 44.69% stake in VimpelCom-Region by VimpelCom, which VimpelCom did not previously own, was valued at US$799,355 and recorded under the purchase method of accounting. The fair value of 44.69% of net assets acquired comprised US$618,159. As a result of the transaction property and equipment have increased by US$7,194, licenses and allocation of frequencies - by US$385,819, other intangible assets - by US$76,651 and deferred tax liabilities - by US$116,047. VimpelCom's stockholders equity increased by US$794,797 for the fair market value of the common stock issued. The excess of acquisition cost over the fair market value of 44.69% of net assets acquired amounted to US$181,196 and was recorded as goodwill, assigned to Regions reportable segment, and is subject to annual impairment test. This acquisition provides VimpelCom with a number of operational efficiency opportunities including: combining certain regional operations with similar Moscow license area operations to reduce costs, technology efficiencies, the elimination of redundant overheads and administrative costs, including various tax expenses. Recognition of the value of these opportunities contributed to a purchase price that exceeded the fair value assigned to the assets and liabilities acquired and resulted in recognition of goodwill. A minority interest liability of US$250,676 relating to VimpelCom-Region was eliminated from the VimpelCom's consolidated balance sheet.

7. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2004	**2003**
Roubles	**$ 161,099**	$ 67,991
US dollars	**136,000**	62,098
EURO and other currencies	**4,662**	27,522
KZT	**4,096**	-
	$ 305,857	$ 157,611

8. Other Current Assets

Other current assets consisted of the following at December 31:

	2004	**2003**
Advances to suppliers	**$ 53,773**	$ 20,720
Forward agreements (Note 9)	**8,819**	10,135
Taxes	**2,388**	2,004
Software with a useful life shorter than one year	**6,744**	7,197
Other	**1,591**	1,157
	$ 73,315	$ 41,213

9. Forward Agreements

VimpelCom entered into forward exchange contracts to hedge certain liabilities denominated in foreign currencies. The purpose of VimpelCom's foreign currency hedging activities is to protect VimpelCom from risk that the eventual dollar cash outflows from payments in euros to vendors of equipment will be adversely affected by changes in the exchange rates. The net gain of US$3,001 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2004.

The major forward agreements were:

Forward Agreements with Citibank

On May 14, 2002, VimpelCom entered into a forward agreement with Citibank for purchase of EURO 5,000 thousand on November 15, 2002 for US dollars at a rate of 0.897 EURO/1US$ to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG ("Alcatel"). The agreement qualified as a fair value hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. VimpelCom purchased EURO 5,000 thousand on November 15, 2002. The net gain of US$542 related to the change in the fair value of the derivative from May 14, 2002 to November 15, 2002 was included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2002.

On August 26, 2002, KBI entered into a forward agreement with Citibank for purchase of EURO 89,912 thousand for US dollars at a rate of 0.9599 EURO/1US$ in several installments during the period from January 2003 to January 2006 to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel. The agreement qualified as a fair value hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The derivative was recorded at fair value of US$6,996 and US$14,018 as of December 31, 2004 and 2003, and included in other current assets in the amount of US$6,857 and US$9,315, respectively, and in other assets in the amount of US$139 and US$4,703, respectively, in the accompanying consolidated balance sheets (Notes 8, 14). The net gain of US$2,666, US$13,543 and US$6,222 related to the change in the fair value of the derivative was included in net foreign exchange gain in the accompanying consolidated statements of income for the years ended December 31, 2004, 2003 and 2002, respectively.

Forward Agreements with Standard Bank

In June 2003, VimpelCom-Region entered into a forward agreement with Standard Bank for the purchase of EURO 2,893 thousand for US dollars at a rate of 1.1461 US$/1EURO in several installments during the period from August 2003 to June 2005, EURO 2,722 thousand for US dollars at a rate of 1.1455 US$/1EURO in several installments during the period from August 2003 to September 2005, and EURO 11,700 thousand for US dollars at a rate of 1.1660 US$/1EURO in November 2003 to hedge foreign currency risk associated with the liability under equipment financing agreements between VimpelCom-Region and Alcatel, and between VimpelCom-Region and LLC Technoserve A/S ("Technoserve"). In November 2003, VimpelCom-Region entered into a forward agreement with Standard Bank for the purchase of EURO 12,331 thousand for US dollars at a rate of 1.1526 US$/1EURO in several ments during the period from December 2003 to December to hedge foreign currency risk associated with the liability · equipment financing agreements between VimpelCom-ın and Alcatel, and between VimpelCom-Region and ıoserve. These agreements qualified as a fair value hedge · SFAS No. 133, "Accounting for Derivative Instruments and ing Activities," as amended. The derivatives were recorded at alue of US$717 and US$1,456 as of December 31, 2004 and mber 31, 2003, respectively, and included in other current s in the amount of US$717 and US$820, respectively and in assets in the amount of US$0 and US$636, respectively. The oss of US$884 and net gain of US$1,507 related to the ge in the fair value of the derivatives were included in net for- exchange gain in the accompanying consolidated statement come for the year ended December 31, 2004 and December 003, respectively.

une 30, 2004, KBI entered into a forward agreement with dard Bank for purchase of EURO 7,339 thousand for US dol- at a rate of 1.2079 US$/1EURO in four installments during period from November 24, 2004 to May 24, 2006, to hedge gn currency risk associated with the liability under equip- t financing agreements between KBI and Alcatel SEL AG. The ement qualified as a fair value hedge under SFAS No. 133, ounting for Derivative Instruments and Hedging Activities," as amended. The derivative was recorded at fair value of US$868 as of December 31, 2004, and included in other current assets and in other assets in the amount of US$585 and US$283, respectively, in the accompanying consolidated balance sheet. The net gain of US$818 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2004.

On June 30, 2004, KBI entered into a forward agreement with Standard Bank for purchase of EURO 7,339 thousand for US dollars at a rate of 1.2089 US$/1EURO in four installments during the period from August 25, 2004 to February 24, 2006, to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG. The agreement qualified as a fair value hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The derivative was recorded at fair value of US$935 as of December 31, 2004, and included in other current assets and in other assets in the amount of US$660 and US$275, respectively, in the accompanying consolidated balance sheet. The net gain of US$991 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2004.

. Property and Equipment

erty and equipment, at cost, except for impaired assets, consisted of the following at December 31:

	2004	2003
ecommunications equipment held under capital lease agreements	**$ 16,503**	$ 22,152
ecommunications equipment	**1,390,856**	1,021,572
ldings	**61,691**	48,170
ice and measuring equipment	**150,328**	93,915
icles	**10,843**	6,110
niture	**6,318**	5,128
er equipment	**22,890**	4,560
	1,659,429	1,201,607
umulated depreciation	**(492,961)**	(303,008)
ipment not installed and assets under construction	**1,147,937**	541,159
	$ 2,314,405	$ 1,439,758

elCom capitalized interest in the cost of telecommunications pment in the amount of US$7,362, US$3,136 and US$1,583 004, 2003 and 2002, respectively.

f December 31, 2004, the balance of equipment not installed assets under construction included telecommunications equip- t which has been installed, but has yet to be placed into opera- due to the absence of regulatory compliance certificates. e certificates are subject to statutory registration by local onal) authorities. Due to reorganization of statutory permission tutes local authorities substantially delay the registration ess to be implemented on time. The compliance certificates are cted to be obtained as far as the reorganization of statutory nission system is complete. Refer to Note 27 for a discussion of disputes with the telecommunications regulator (Gossvayznadzor). The balance of equipment not installed and assets under construction also included telecommunications equipment at the warehouse and fiber-optic network under construction.

In April 2001, VimpelCom-Region acquired Cellular Company. Cellular Company had telecommunications equipment held under capital lease agreements. In October 2002, VimpelCom acquired a controlling ownership interest in Bee-Line Samara. Bee-Line Samara had telecommunications equipment held under capital lease agreements. In June 2003, VimpelCom leased DAMPS telecommunications equipment from Open Joint Stock Company "Investelectrosvyaz", trademark "Corbina", under the sales-lease-back agreement (Notes 11).

Accumulated depreciation on telecommunications equipment held under capital lease agreements amounted to US$14,606 and US$7,127 at December 31, 2004 and 2003, respectively. Depreciation expense in respect of telecommunications equipment held under capital lease amounted to US$7,479, US$4,162 and US$1,977 for the years ended December 31, 2004, 2003 and 2002, respectively, and was included in depreciation expense in the accompanying consolidated statements of operations.

11. Sale-Leaseback of DAMPS Equipment

In June 2003, VimpelCom signed a set of agreements with OJSC "Investelectrosvyaz" on sale-leaseback of certain DAMPS equipment and subsequent agency relations. The DAMPS equipment was sold and leased back on July 1, 2003. Net book value of the DAMPS equipment sold comprised US$14,606 as of July 1, 2003. The selling price was US$16,500 net of value added tax, payable in two installments. Gain on transaction, representing the excess of the selling price over the net book value of the DAMPS equipment sold, was deferred and amortized in proportion to the amortization of the leased asset. The unamortised balance of the gain of US$1,263 and US$ 1,768 was included in deferred revenue in the consolidated balance sheet as of December 31, 2004 and December 31, 2003, respectively. OJSC "Investelectrosvyaz" had paid US$19,800 by December 31, 2004. Leased DAMPS equipment under this sale-leaseback agreement was accounted for as capital lease. Under the lease agreement the monthly lease payments comprised US$380.

12. Impairment Charges

On July 13, 2004, VimpelCom increased its share of ownership in Bee-Line-Samara to 100% by acquiring the remaining 49% of Bee-Line Samara common stock, which VimpelCom did not previously own (Note 5). Before the acquisition, VimpelCom conducted a comprehensive internal review of the long-lived assets at Bee-Line Samara, specifically of its telecommunications AMPS/D-AMPS network equipment in Samara region. This impairment review was based on the VimpelCom's expected usage levels of the AMPS/D-AMPS network subsequent to 100% acquisition.

VimpelCom has recorded an impairment charge in 2004 of US$7,354, related to the aforementioned impairment review and assigned to Regions reportable segment. This charge represents the excess of the carrying amount of assets over their fair value. Fair value of the assets was determined as the present value of estimated future cash flows expected to result from the use of the assets.

13. Telecommunications Licenses and Allocations of Frequencies, Goodwill and Other Intangible Assets

Telecommunications licenses and allocations of frequencies acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses and allocations of frequencies acquired in business combinations were initially recorded at their fair value as of the acquisition date.

In 2004 VimpelCom generated goodwill in amounts of US$152,706, US$181,196 and US$16,163 on the acquisitions of shares of KaR-Tel, VCR and DTI (Note 5 and 6).

The total gross carrying value and accumulated amortization of VimpelCom's intangible assets by major intangible asset class was as follows:

	December 31, 2004		December 31, 2003	
	Cost	Accumulated amortization	Cost	Accumulated amortization
Telephone line capacity	**$ 165,498**	**$ (62,696)**	$ 102,107	$ (56,087)
Customer list	**98,260**	**(2,668)**	–	–
Other intangible assets	**28,238**	**(14,037)**	7,845	(4,307)
	$ 291,996	**$ (79,401)**	$ 109,952	$ (60,394)

Amortization expense for all VimpelCom's intangible assets for each of the succeeding five years is expected to be as follows:

2005	$ 209,879
2006	206,865
2007	196,022
2008	127,689
2009	60,490
Thereafter	$ 169,156

4. Other Assets

ther assets consisted of the following at December 31:

	2004	2003
;oftware, at cost	$ 288,468	$ 126,965
\ccumulated depreciation	(63,470)	(29,546)
	224,998	97,419
?repayments to suppliers for long-lived assets	64,680	34,684
:orward agreements (Note 9)	697	5,339
nvestments	14,389	2,498
Jnamortized debt issue costs	17,116	4,744
Other assets	5,981	6,406
	$ 327,861	$ 151,090

15. Bank Loans

3ank loans consisted of the following as of December 31:

	2004	2003
UBS (Luxemburg) S.A.	$ 750,000	$ -
J.P. Morgan AG	250,000	250,000
Sberbank – loan to VimpelCom	196,300	16,700
Svenska	64,721	-
Raiffeisen Bank	40,000	-
Sberbank – loan to VimpelCom-Region	-	70,000
Nordea	14,833	24,899
Kazkommertzbank – loan to KaR-Tel	35,000	-
Other loans	4,456	3,856
	1,355,310	365,455
Less current portion	(115,111)	(35,343)
Total long-term bank loans	$ 1,240,199	$ 330,112

On April 26, 2002, the offering of 10.45% Loan Participation Notes ("Notes") issued by, but without recourse to J.P. Morgan AG, *for the sole purpose* of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on April 26, 2005. *VimpelCom is to pay* cash interest on the loan at the rate of 10.45% per annum from April 26, 2002, payable semi-annually on April 26 and October 26 of each year. Such *interest payments* commenced on October 26, 2002. As of December 31, 2004, interest in amount of US$4,787 was accrued. Gross issuance costs comprised US$6,569 and were included, net of related accumulated amortization of US$5,828, in unamortized debt issue costs in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense *in the accompanying consolidated* financial statements. Under the loan agreement between VimpelCom and J.P. Morgan AG, *VimpelCom is subject to certain defined* debt covenant restrictions, including several restrictions related to financial condition.

VimpelCom had the ability and intent to refinance the loan to J.P. Morgan AG on a long-term basis through the 2004 and 2005 loans from UBS Luxemburg and included such amounts as long-term liability as of December 31, 2004. VimpelCom believes that *this presentation is compliant* with the provisions of FASB Statement No. 6 "Classification of Short-Term Obligations Expected to be Refinanced, an amendment of ARB No. 43, Chapter 3A".

In December 2002, Sberegatelny Bank of the Russian Federation ("Sberbank") provided a US dollar denominated credit line of US$70,000 to VimpelCom-Region. VimpelCom-Region had the *right* to draw down the entire amount before April 1, 2003. VimpelCom-Region has made drawings under the credit line in the total amount of US$70,000. The loan will be repaid in twelve installments, on a quarterly basis, commencing November 27, 2004. The *interest rate as at the date of signing was* 13% per annum and is subject to change by Sberbank. As of December 31, 2004, the interest rate was 8.5% *per annum. VimpelCom-Region* is the former subsidiary of VimpelCom, which was merged with VimpelCom on November 26, 2004. Pursuant to the merger of VimpelCom-Region into VimpelCom, which occurred on November 26, 2004, VimpelCom became the obligor under the *indebtedness* of VimpelCom Region (Note 6). As of December 31, 2004, assets pledged as collateral against the loan from *Sberbank to VimpelCom* included certain items of telecommunications equipment with an approximate carrying amount of US$54,427 and promissory notes *issued by VimpelCom to* Cellular Company with a nominal amount of 1,536,000 thousand roubles (US$55,351 at exchange rate as of December 31, 2004).

As of December 31, 2004, outstanding amount under this credit line comprised US$66,500.

On January 15, 2003, Nordea Bank Sweden AB provided a US *dollar denominated credit* line of US$35,700 to VimpelCom. In 2003, VimpelCom made three drawings under the credit line in *the amount of* US$16,497, US$3,433 and US$13,936 on March 2, 2003, April 25, 2003 and December 5, 2003, respectively. On February 20, 2004, VimpelCom made the last drawings *under the* credit line in the amount of US$1,834. Each of the tranche is to be repaid in six equal installments, on a semi-annual basis, commencing April 27, 2003. The loan bears interest at an annual rate of LIBOR rate plus 0.7%. As of December 31, 2004, assets pledged as collateral against the credit line from Nordea Bank Sweden AB included certain items of telecommunications equipment *with an approximate carrying* amount of US$33,173.

On April 28, 2000, *Sberbank provided* a four-year, US dollar denominated, credit line of US$80,000 to VimpelCom. The amount of the credit line was subsequently reduced *to US$66,800.* VimpelCom had the right to draw down the entire amount before April 28, 2001. VimpelCom has made drawings under *the credit* line in the total amount of US$66,800. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing July 10, 2002. *The interest rate as at the date of signing* was 13.25% per annum and is subject to change by Sberbank. As of December 31, 2004, *the loan was fully repaid by VimpelCom.*

On February 24, 2004, Svenska Handelsbanken AB *provided a* seven-year, US dollar denominated, credit line of US$69,700 to VimpelCom-Region. VimpelCom-Region has the right to draw down the entire amount before November 10, 2004. The loan is to be repaid in fourteen equal instalments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is *payable semi-annually. Under the loan agreement,* VimpelCom-Region is subject to certain defined debt covenant restrictions, including several *restrictions related to financial* condition. Pursuant to the merger of VimpelCom-Region into VimpelCom, which occurred on November 26, 2004, VimpelCom became the obligor under the indebtedness of VimpelCom Region (Note 6). As of December 31, 2004, VimpelCom has drawn *US$69,700* under this credit line. On February 24, 2004, VimpelCom-Region and Svenska Handelsbanken AB signed a pledge agreement. Under the pledge agreement, certain equipment and related software received under a Supply Contract with Ericsson AB is to be pledged *as security for the obligations under the* Svenska Handelsbanken AB credit agreement. Pursuant to the merger of VimpelCom-Region *into VimpelCom, which occurred* on November 26, 2004, VimpelCom became the guarantor under the indebtedness of VimpelCom Region (Note 6). The credit line is also secured by a guarantee from the Swedish Export Credit Guarantee Board "EKN" ("EKN"). In April 2004 VimpelCom-Region paid EKN US$6,845, 9.82% of the total committed amount. This fee was included, net of related accumulated amor*tization* of US$652, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense *in the accompanying consolidated* financial statements. As of December 31, 2004, assets pledged as collateral against *the credit line from Svenska Handelsbanken* AB included certain items of telecommunications equipment with an approximate carrying amount of US$90,861.

In April 2004, Sberbank provided a five-year, US dollar denominated, secured, non-revolving *credit line of* US$130,000 to VimpelCom. VimpelCom has the right to draw down the entire amount on or before April 14, 2005. *The loan is to be repaid in* eight equal installments, on a quarterly basis, commencing February 27, 2007. The interest rate as of December 31, 2004 was 8.5% per annum and is subject to change by Sberbank upon the occurrence of certain events. In May, June, August and October 2004, VimpelCom and VimpelCom-Region signed a series of pledge agreements with Sberbank. As of December 31, 2004, assets *pledged as collateral against* this credit line included certain items of telecommunications equipment with an approximate carrying amount of US$70,287, and *VimpelCom's and KBI shares in certain* of their subsidiaries: 100% of shares of RTI Service-Svyaz", 98% of shares of Cellular Company, *98.81% of shares of Orensot*, 100% of shares of StavTeleSot and 100% of shares of Extel. The carrying amount of net assets of RTI Service-Svyaz, StavTeleSot and Extel was US$8,843, US$70,969 and US$26,004, respectively, in the accompanying consolidated balance sheet as of December 31, 2004. *The carrying* amount of 98% of net assets of Cellular Company and 98.81% of net assets of Orensot was US$1,976 and US$46,937 *in the accompanying* consolidated balance sheet as of December 31, 2004. Under the loan agreement between VimpelCom and Sberbank, VimpelCom *is subject to certain defined* debt covenant restrictions, including several restrictions related to financial condition. As of the December 31, 2004, VimpelCom has drawn US$129,800 under this credit line.

On June 16, 2004, the offering of 10% Loan Participation Notes ("Notes") issued by, but without recourse to UBS (Luxembourg) S.A., *for the sole purpose* of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on June 16, 2009. VimpelCom is to pay cash interest *on the loan at the rate* of 10% per annum from June 16, 2004, payable semi-annually on June 16 and December 16 of each year. *Such interest pay*ments will commence on December 16, 2004. As of December 31, 2004, interest in the amount of US$1,042 was accrued. Gross issuance costs amounted to US$3,775 and were included, net of related accumulated amortization of US$317, in other *assets in the accompanying* consolidated balance sheet. Amortization of debt issuance costs is included in interest *expense in the accompanying consolidated financial statements.*

On July 14, 2004, the offering of *10% Loan Participation Notes* (the "Further Notes") issued by, but without recourse to UBS (Luxemburg) S.A., for the sole purpose of *funding a US$200,000* loan to VimpelCom was completed. The issue price amounted to 100.5% of Further Notes face value. Upon the issue, the Further Notes were consolidated and formed a single series with the Notes due on June 16, 2009. As of December 31, 2004, interest *in the amount of US$834 was accrued.* The gross issuance costs comprised US$1,408 and were included, net of related accumu*lated amortization of US$120, in other* assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

On August 18, 2004, Raiffeisenbank Austria provided an unsecured, US dollar denominated, credit line of US$40,000 to KBI. The loan bears interest at US dollar one-month LIBOR rate plus 3.125%, payable on a monthly basis. The loan is to be repaid no *later than August 18, 2005.* As of the December 31, 2004, KBI has drawn US$40,000 under this credit line.

ctober 22, 2004, the offering of 8.375% Loan Participation s ("Notes") issued by, but without recourse to UBS mbourg) S.A., for the sole purpose of funding a US$300,000 to VimpelCom was completed. The loan will mature on ber 22, 2011. VimpelCom is to pay cash interest on the loan rate of 8.375% per annum from October 22, 2004, payable annually on October 22 and April 22 of each year. Such est payments will commence on April 22, 2005. As of mber 31, 2004, interest in the amount of US$4,885 was ed. The gross issuance costs comprised US$4,031 and included, net of related accumulated amortization of 36, in other assets in the accompanying consolidated bal- sheet. Amortization of debt issuance costs is included in est expense in the accompanying consolidated financial ments.

December 31, 2004, KaR-Tel had obligations under US dol- lenominated credit facility provided by Open Joint Stock pany Kazkommertzbank ("Kazkommertzbank"). The credit ity was opened before KaR-Tel was acquired by VimpelCom nce B.V. (Note 5). The loan bears interest at 13%. As of ember 31, 2004, assets pledged as collateral against this it facility included certain items of telecommunications pment with an approximate carrying amount of US$577. loan collateral also included rights over certain bank unts of KaR-Tel. The loan is to be repaid on April 8, 2005. As e December 31, 2004, KaR-Tel has drawn US$35,000 under loan.

pelCom Finance B.V. irrevocably, fully and unconditionally ranteed KaR-Tel's payment obligations under the loan from commertzbank for the total amount of US$35,000. Under the s of the guarantee VimpelCom Finance B.V. will be liable to commertzbank if KaR-Tel breaches its obligations under the agreement. VimpelCom Finance's B.V. guarantee is valid until -Tel fulfils all of its payment obligations under the loan.

. Senior Convertible Notes

July 28, 2000, the offering of senior convertible notes regis- d with the SEC raised a total of US$70,320 (net of cost of ance of US$4,680).

convertible notes mature on July 28, 2005. Holders of the vertible notes had the right to convert the notes into ADSs at time after September 28, 2000 at the conversion price of 59.0104 per ADS, subject to certain adjustments. VimpelCom to pay cash interest on the convertible notes at the rate of % per annum from July 28, 2000, payable semi-annually on uary 28 and July 28 of each. Such interest payments com- nced on January 28, 2001. Unless previously converted or eemed, VimpelCom was to repay the convertible notes at .41% of their principal amount, which represented a yield to urity of 11% per annum compounded on a semi-annual basis. rtization of discount on the notes and debt issuance costs included in interest expense in the accompanying consoli- d financial statements.

convertible notes were redeemable by VimpelCom starting July 28, 2002 at their accreted value, plus accrued but unpaid cash interest and any additional amounts, if the market price of the ADSs on the New York Stock Exchange exceeds 140% of the conversion price during a period of 30 consecutive trading days.

Senior convertible notes were issued by VimpelCom B.V., a wholly-owned subsidiary of VimpelCom Finance B.V., which is a wholly-owned subsidiary of VimpelCom. VimpelCom B.V. is a company with no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of senior convertible notes.

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom B.V.'s obligations under the senior convertible notes, including the performance by VimpelCom B.V. of its conversion obligation.

In the third and fourth quarters 2003, senior convertible notes with the total nominal value of US$74,000 were converted into ADSs at the price of US$27.0312 per ADS (US$108.1248 per share) (Note 19).

In December 2003, senior convertible notes with the total nominal value of US$1,000 plus accrued interest in the amount of US$242 were repaid by VimpelCom. As of December 31, 2003, Vimpelcom had no obligations under senior convertible notes.

17. Rouble Denominated Bonds

On May 20, 2003, VimpelCom-Region issued rouble denominated bonds through VCF, an ultimate subsidiary of VimpelCom-Region, in an aggregate principal amount of 3,000,000 thousand roubles. The bonds are due on May 16, 2006, and bondholders had a put option exercisable between May 7 and May 18, 2004, at 100% of nominal value plus accrued interest. Interest is to be paid semi-annually. The annual interest rate for the first two interest payments is 8.8%. On May 7, 2004, VimpelCom Finance announced that the interest rate for subsequent interest payments would be 9.9%. VimpelCom-Region irrevocably, fully and unconditionally guaranteed VimpelCom Finance's obligations under rouble denominated bonds.

On May 18, 2004, bondholders exercised put options on bonds with an aggregate principal amount of 2,512,569 thousand roubles. Bonds that were tendered for redemption pursuant to exercise of the put option right were acquired on May 18, 2004, by VimpelCom-Region (with an aggregate principal amount of 1,201,000 thousand roubles) and Raiffeisenbank pursuant to the arrangement between Raiffeisenbank and VimpelCom-Region (with an aggregate principal amount of 1,311,569 thousand roubles).

In May 2004, VimpelCom-Region entered into an arrangement with Raiffeisenbank in connection with the redemption of the Russian rouble-denominated bonds issued by VimpelCom Finance. In accordance with the terms of the arrangement, Raiffeisen Bank acquired the bonds tendered for redemption with an aggregate principal amount of 1,311,569 thousand roubles and VimpelCom-Region undertook an obligation to purchase all of these bonds. Pursuant to this arrangement on May 25, 2004,

VimpelCom-Region purchased from Raiffeisenbank bonds with an aggregate principal amount of 533,330 thousand roubles at 100.03% of the principal amount of the bonds plus accrued interest. Also, as part of the arrangement, on August 18, 2004 VimpelCom-Region purchased the remaining bonds held by Raiffeisenbank (with an aggregate principal amount of 1,000,000 thousand roubles) at 100.78% of their principal amount plus accrued interest.

The bonds acquired by VimpelCom-Region in connection with the May 18, 2004, redemption were available for resale in the Russian secondary market in accordance with Russian law and VimpelCom-Region intends to sell all such bonds back into the Russian secondary market. As of December 31, 2004, VimpelCom-Region has sold bonds with a principal amount of 2,733,170 thousand roubles back into the secondary market at 99% to 103.3% of their principal amount. As of the date hereof, all of the bonds acquired by VimpelCom-Region in connection with the May 18, 2004 redemption have been resold in the Russian secondary market.

As of December 31, 2004, the outstanding aggregate principal amount of bonds comprised 3,000,000 thousand roubles (US$108,113 at exchange rate as of December 31, 2004), which are traded on the secondary market. All such amounts are classified as long-term obligations as they are not repayable until 2006.

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom Finance's obligations under rouble denominated bonds. Under the terms of the guarantee VimpelCom should pay any arrears of VimpelCom Finance under the rouble denominated bonds up to a maximum of 3,000,000 thousand roubles, which equalled the aggregate principal amount of the bonds at issuance. VimpelCom's guarantee is valid until VimpelCom Finance fulfils all its obligations under rouble denominated bonds.

18. Equipment Financing Obligations

VimpelCom entered into agreements with different vendors for the purchase and installation of mobile telecommunications GSM network equipment. In order to finance the transactions, VimpelCom entered into a deferred payment agreements. The following table provides a summary of VimpelCom's material outstanding equipment financing indebtedness. Pursuant to the merger of VimpelCom-Region into VimpelCom, which occurred on November 26, 2004, (Note 6) VimpelCom became the obligor under the indebtedness of VimpelCom Region.

			Outstanding debt as of December 31,			
Borrower	**Vendor**	**Interest rate**	**2004**	**2003**	**Maturity date**	**Security**
KBI	Alcatel	Six-month EURIBOR plus 3.5% and six-month EURIBOR plus 2.9%	$ 37,005 (*) (EURO 27,158)	$ 82,700 (**) (EURO 66,151)	Various dates through 2006	Network equipment of $ 62,827 (*) (EURO 46,109)
VimpelCom-Region	Alcatel	Six-month EURIBOR plus 2.9%	-	$ 11,567 (**) (EURO 9,252)	Fully paid as of December 31, 2004	-
VimpelCom	Technoserve	10.0%	$ 1,283	$ 2,672	Various dates through 2005	None
VimpelCom-Region	Technoserve	8.0%	$ 10,363	$ 18,930	Various dates through 2006	None
VimpelCom	LLC General DataCom	Six-month LIBOR plus 2.0%	$ 2,205	$ 4,506	Various dates through 2006	None
Kar-Tel	Bank Turan Alem	From six-month EURIBOR plus 4.1% to six-month EURIBOR plus 5.25%	$ 25,524 (US$ 13,278 and EURO 8,987)	-	Various dates through 2009	Network equipment $ 27,071 and cash $ 3,000
Kar-Tel	ATF Bank	12%	US$ 10,638 (*) (EURO 7,807)	-	August 25, 2005	None

Continued on the next page

ntinued from the previous page

rrower	Vendor	Interest rate	Outstanding debt as of December 31, 2004	2003	Maturity date	Security
r-Tel	Alcatel	Six-month EURIBOR	$ 18,300 (*) (EURO13,455)	-	Various dates through 2007	Network equipment
her	Various	Various rates	$ 4,542	$ 3,568	Various	Various
tal			$ 109,860	$ 123,943		
urrent portion			$ 71,577	$ 70,935		
ng-term Portion			$ 38,283	$ 53,008		

Translated at exchange rate as of December 31, 2004

Translated at exchange rate as of December 31, 2003

2004, 2003, and 2002, interest of US$3,044, US$6,224 and $7,268, respectively, was accrued under all agreements between l and Alcatel. VimpelCom made all payments to Alcatel in respect principal and accrued interest amounts in accordance with the ove-mentioned agreements. VimpelCom irrevocably, fully and conditionally guaranteed KBI's obligations under equipment ancing agreements with Alcatel for the total amount of EURO ,150 (US$90,136 at exchange rate as of December 31, 2004).

In 2004, 2003 and 2002, interest of US$182, US$1,182 and US$952, respectively, was accrued under all agreements between VimpelCom-Region and Alcatel. VimpelCom-Region made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

ture payments under bank loans, rouble denominated bonds, capital lease obligation and vendor credit facilities are as follows:

05	$ 439,539
06	177,413
07	109,471
08	62,422
09	477,017
ereafter	315,276
	$ 1,581,138

9. Shareholders' Equity

1996, VimpelCom issued 6,426,600 shares of preferred stock. of December 31, 2004, all of the shares of preferred stock were ned by Eco Telecom. Each share of preferred stock entitles its lder to one vote, to receive a fixed dividend of .001 rouble per are per year, and to receive a fixed liquidation value of .005 rous per share in the event of VimpelCom's liquidation, to the extent ere are sufficient funds available. As of December 31, 2004, this uidation preference amounted to approximately US$3.2 at the ficial year-end exchange rate. Each share of preferred stock is nvertible into one share of common stock at any time after June , 2016 at the election of the holder upon payment to VimpelCom a conversion premium equal to 100% of the market value of one are of common stock at the time of conversion.

nder the agreement dated December 1, 1998, prior to the currence of certain transactions, VimpelCom had the right to purchase from Telenor a part of the shares previously issued to Telenor. The number of shares that could be purchased was limited by a condition that Telenor's share in VimpelCom's total outstanding voting capital stock should not become less than 25% plus one share after the call option is exercised. In December 2000, VimpelCom purchased 250,000 shares of common stock for US$4,993 from Telenor under its call option to provide for shares to support grants under VimpelCom's stock option plan (Note 26). These shares were held by VC ESOP N.V., a consolidated subsidiary of VimpelCom, (123,490 shares and 132,882 shares as of December 31, 2004 and 2003) and were treated as treasury shares in the accompanying consolidated financial statements.

As of December 31, 2004 and 2003, 27,752 shares (111,008 ADSs) of VimpelCom's common stock issued on July 28, 2000 were held by VC Limited, a consolidated affiliate of VimpelCom. These shares were treated as treasury shares in the accompanying consolidated financial statements.

In 2002, VimpelCom sold 47,649 shares of its common stock for US$1,917. The excess of the proceeds over the cost of treasury shares sold in the amount of US$965 was allocated to additional paid-in capital in the accompanying consolidated financial statements.

On November 12, 2002, VimpelCom, Eco Telecom and Telenor each purchased 1,462 newly issued shares of VimpelCom-Region's common stock for US$58,480. Simultaneously, Eco Telecom sold 231 and 860 shares of VimpelCom-Region's preferred stock to Telenor and VimpelCom, respectively, at a price of 20 roubles per share. The closing represents the second tranche of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended.

Capital contributions of Eco Telecom and Telenor in VimpelCom-Region exceeded 35.01% of net assets of VimpelCom-Region after the contributions by US$23,073. The gain on the sale of newly issued stock of a subsidiary was included in additional paid-in capital in the consolidated financial statements of VimpelCom for the year ended December 31, 2002.

In the third and fourth quarters 2003, VimpelCom used 2,053,174 shares (8,212,696 ADSs) of its treasury stock to meet its conversion obligations for senior convertible notes (Note 16). The excess of the nominal value of senior convertible notes reduced by unamortised debt issue cost over the cost of the treasury shares sold in the amount of US$32,617 was allocated to additional paid-in capital in the accompanying consolidated financial statements as of December 31, 2003.

On August 27, 2003, Eco Telecom purchased 1,463 newly issued shares of VimpelCom-Region's common stock for US$58,520. Simultaneously, VimpelCom and Telenor sold 128 and 34 shares of VimpelCom-Region's preferred stock, respectively, to Eco Telecom, at a price of 20 roubles per share. The closing represented the third tranch of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended.

VimpelCom's share in net assets of VimpelCom-Region increased by US$4,945 as a result of capital contribution of Eco Telecom made on August 27, 2003. The gain on the sale of newly issued stock of a subsidiary was included in additional paid-in capital in the consolidated financial statements of VimpelCom as of December 31, 2003.

Since the Company listed on the New York Stock Exchange in 1996, VimpelCom's price per ADS has risen from US$20.50 to over US$100. In order to bring the ADS price more into line with other ADSs, the Company changed the ratio from four ADSs for three common shares to four ADSs for one common share effective November 22, 2004. To implement the ratio change, VimpelCom ADS holders as of record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held. There were no changes to VimpelCom's underlying common shares. All ADS amounts for all years disclosed in the notes to consolidated financial statements have been adjusted to reflect this new allocation.

On November 26, 2004 VimpelCom issued 7,300,680 and 3,648,141 new shares to Eco Telecom and Telenor, respectively in exchange for 44.69% stake in VimpelCom-Region that was owned by Eco Telecom and by Telenor (Note 6). VimpelCom's additional paid-in capital was increased by US$794,795 for the difference between nominal value per share and fair market value of the new common stock issued.

Each outstanding share of VimpelCom's common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly determined by the board of directors or the shareholders, and in the event of VimpelCom's liquidation, to receive part of VimpelCom's assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. Dividends to shareholders – residents of Russia are subject to a 6% withholding tax. Dividends to other shareholders are subject to a 15% withholding tax, which may be reduced or eliminated by double tax treaties. Transfers to reserves have been insignificant through December 31, 2003. As of December 31, 2004, VimpelCom's retained earnings distributable under Russian legislation were US$719,934 at the official year-end exchange rate.

As of December 31, 2004, the amount of consolidated retained earnings of VimpelCom represented by undistributed earnings of companies which are accounted for using the equity method was US$2,319.

20. VC Limited

VC Limited is a special purpose entity formed under the laws of the British Virgin Islands for the purpose of holding the ADSs that were used to satisfy the conversion obligations under the convertible notes. VimpelCom does not own directly or indirectly any shares of VC Limited. However, VimpelCom controls VC Limited pursuant to an agreement between VimpelCom and the sole shareholder of VC Limited by which VimpelCom has an irrevocable proxy to vote the shares of VC Limited for all purposes.

As of December 31, 2004 and 2003, the assets of VC Limited primarily consisted of shares of VimpelCom's common stock with the cost of US$768 and US$768, respectively. There were no other material assets and liabilities in the financial statements of VC Limited as of December 31, 2004 and 2003. Expenses of VC Limited for the years ended December 31, 2004, 2003 and 2002 primarily consisted of interest expense on the loan due to VimpelCom B.V. in the amount of US$0, US$3,199 and US$3,159, respectively. VC Limited had no other material revenues or expenses for each of the years 2004, 2003 and 2002.

21. Income Taxes

The Russian Federation and the Republic of Kazakhstan were tax jurisdictions in which VimpelCom's income was subject to taxation.

Russian tax statutory tax rate is 24%. Kazakhstan statutory income tax rate is 30%.

ax expense (benefit) consisted of the following for the years ended December 31:

	2004	2003	2002
income taxes	**$ 154,714**	$ 120,209	$ 58,324
d taxes	**286**	(14,330)	(9,577)
	$ 155,000	$ 105,879	$ 48,747

:iliation between the income tax expense reported in the accompanying consolidated financial statements and income before iltiplied by the Russian Federation statutory tax rate of 24% for the years ended December 31 is as follows:

	2004	2003	2002
tax expense computed on income before taxes ussian statutory tax rate	**$ 140,550**	$ 85,990	$ 41,455
f differing tax rates in different jurisdictions	**88**	-	-
of non-deductible expenses	**29,959**	27,421	6,528
of tax benefits from refilling prior year tax declarations	**(18,085)**	-	-
of deductible temporary differences not recognized neasured by the change in valuation allowance	-	(7,532)	764
of tax claims	**2,488**	-	-
e tax expense reported in accompanying solidated financial statements	**$ 155,000**	$ 105,879	$ 48,747

erred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the ary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts d in the accompanying consolidated financial statements at December 31 consisted of the following:

	2004	2003
ed tax assets:		
rued operating and interest expenses	**$ 19,603**	$ 9,249
ferred revenue	**59,017**	16,610
d debts	-	2,500
er intangible assets	-	4,559
s carry-forwards	-	421
	78,620	33,339
uation allowance	**(1,680)**	-
	76,940	33,339
ed tax liabilities:		
venue accrual	**7,701**	6,910
d debts	**8,401**	-
perty and equipment	**50,309**	13,453
enses and allocation of frequencies	**160,432**	17,643
er intangible assets	**61,829**	-
er non-current assets	**17,695**	986
counts payable	**10,822**	-
ward agreement	**2,083**	3,364
	319,272	42,356
ferred tax liabilities	**242,332**	9,017
rrent deferred tax assets	**64,706**	21,377
on-current deferred tax assets	**1,714**	-
urrent deferred tax liability	**(11,785)**	(1,451)
ong-term net deferred tax liability	**$ 296,967**	$ 28,943

In 2004 VimpelCom completed a series of significant acquisitions which resulted in the write-up of the non-current assets at the dates of acquisition (Note 5). These write-ups mainly attributed to the increase in the deferred tax liability on non-current assets in 2004.

For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

22. Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002:

Balance as of December 31, 2001	$ 8,598
Provision for bad debts	25,408
Accounts receivable written off	(21,090)
Balance as of December 31, 2002	12,916
Provision for bad debts	11,074
Accounts receivable written off	(16,032)
Balance as of December 31, 2003	7,958
Provision for bad debts	9,636
Accounts receivable written off	(4,710)
Balance as of December 31, 2004	**$ 12,884**

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$1,470, US$1,846 and US$4,235 for the years ended December 31, 2004, 2003 and 2002, respectively.

23. Related Party Transactions

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom.

Balances due to related parties consisted of the following as of December 31:

	2004	2003
Telenor Russia AS	**$ 2,255**	$ 1,721
Eco Telecom and Alfa-Eco M	**4,130**	4,200
Alfa-Eco Telecom	-	1,400
Bee-Line Togliatti	-	532
Telenor Mobile Communication AS	-	750
Other	**905**	-
	$ 7,290	$ 8,603

On April 1, 1999, VimpelCom and Telenor Russia AS signed a Service Obligation Agreement ("Telenor Service Obligation Agreement"). Total expense in respect of management fees under the Telenor Service Obligation Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002 amounted to US$966, US$1,041 and US$774, respectively. As of December 31, 2004 and 2003, the liability to Telenor Russia AS amounted to US$918 and US$321, respectively.

On October 1, 2003, VimpelCom and Telenor Russia AS signed a General Services Agreement. Total expense in respect of management fees under this General Services Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002 amounted to US$3,500, US$1,167 and US$0, respectively. As of December 31, 2004 and 2003, the liability to Telenor Russia AS amounted to US$1,337 and US$1,400 respectively.

ugust 28, 2003, VimpelCom and Eco Telecom and Limited lity Company Alfa-Eco M ("Alfa-Eco M"), a part of the Alfa Group mpanies in Russia, signed a Services Agreement. In accordance the Services Agreement, Eco Telecom and Alfa-Eco M are to provide advising and consulting services to VimpelCom in connection the upcoming merger between VimpelCom and VimpelCom- on (Note 6). The total cost in respect of the Services Agreement f December 31, 2003 amounted to US$3,500 and was included lecommunications licenses and allocations of frequencies in the mpanying consolidated financial statements. As of December 2004 and 2003, the liability to Eco Telecom and Alfa-Eco M unted to US$4,130 and US$4,200, respectively.

October 1, 2003, VimpelCom and Limited Liability Company -Eco Telecom, a part of the Alfa Group of companies in Russia, ed a General Service Agreement. Total expense in respect of agement fees under this General Service Agreement included elling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002 amounted to US$2,333, US$1,167 and US$0, respectively. As of December 31, 2004 and 2003, the liability to Alfa-Eco Telecom amounted to US$0 and US$1,400, respectively.

24. Earnings per Share

Net income per common share for all periods presented has been determined in accordance with SFAS No. 128, "Earnings per Share", by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of four to determine net income per ADS equivalent as each ADS is equivalent to one-quarter of one share of common stock (Note 19).

following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,		
	2004	2003	2002
	(In thousands, except per share amounts)		
umerator:			
Net income	$ 350,396	$ 228,809	$ 126,802
enominator:			
Denominator for basic earnings per share – weighted average shares	41,224	38,241	38,014
Effect of dilutive securities:			
Convertible preferred stock	6,426	6,426	6,426
Senior convertible notes	–	2,076	-
Employee stock options	48	27	49
enominator for diluted earnings per share – assumed conversions	47,698	46,770	44,489
sic net income per common share	$ 8.50	$ 5.98	$ 3.34
luted net income per common share	$ 7.35	$ 5.11	$ 2.85

nior convertible notes for the years ended December 31, 2002 080,926 notes) were not included in the computation of earns per share assuming dilution because they would not have a tive effect for the periods presented in the accompanying conidated financial statements.

5. Segment Information

AS No. 131, "Disclosures about Segments of an Enterprise and lated Information", requires companies to provide certain information about their operating segments. In the past periods npelCom had two reportable segments: the Moscow license area d the regions outside of the Moscow license area (the egions"). As of September 30, 2004, new reportable segment, Kazakhstan, was identified due to the acquisition of KaR-Tel ote 5). The Moscow license area includes the city of Moscow and Moscow region. The Regions include all other regions of the ssian Federation. The Kazakhstan reportable segment includes territory of Kazakhstan.

Management decided to organize the enterprise based on geographical areas. Management analyses the reportable segments separately because of different economic environments and stages of development of markets of wireless telecommunications services in different geographical areas, requiring different investment and marketing strategies. The Moscow license area represents a more developed market for VimpelCom's services compared to the Regions and Kazakhstan.

The Board of Directors and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom's consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, as discussed in Note 3.

	Year ended December 31, 2004			
	Moscow License Area	Regions	Kazakhstan	Total
Total operating revenues from external customers	$ 1,149,496	$ 952,051	$ 45,082	$ 2,146,629
Total intersegment revenues	115,695	90,290	–	205,985
Depreciation and amortization	181,744	147,334	15,659	344,738
Operating income	375,172	296,565	2,061	673,798
Interest income	18,160	2,800	–	20,960
Interest expense	71,047	28,460	2,617	102,124
Income before income taxes and minority interest	309,762	271,269	2,713	583,744
Income tax expense	96,437	57,690	873	155,000
Net income	218,445	215,723	1,839	436,007
Segment assets	3,080,061	2,624,538	602,020	6,306,619
Goodwill	9,801	198,007	160,396	368,204
Expenditures for long-lived assets	$ 417,687	$ 1,212,191	$ 42,707	$ 1,672,585

	Year ended December 31, 2003		
	Moscow License Area	Regions	Total
Total operating revenues from external customers	$ 918,749	$ 416,849	$ 1,335,598
Total intersegment revenues	58,450	42,506	100,956
Depreciation and amortization	122,411	74,433	196,844
Operating income	323,868	93,592	417,460
Interest income	11,611	1,478	13,089
Interest expense	49,274	24,161	73,435
Income before income taxes and minority interest	284,270	75,079	359,349
Income tax expense	88,524	17,355	105,879
Net income	199,338	55,121	254,459
Segment assets	1,711,158	1,007,448	2,718,606
Goodwill	9,801	15	9,816
Expenditures for long-lived assets	$ 234,578	$ 538,077	$ 772,655

	Year ended December 31, 2002		
	Moscow License Area	Regions	Total
Total operating revenues from external customers	$ 698,674	$ 80,970	$ 779,644
Total intersegment revenues	19,755	7,043	26,798
Depreciation and amortization	87,724	14,936	102,660
Operating income (loss)	237,120	(16,539)	220,581
Interest income	8,110	381	8,491
Interest expense	44,208	4,425	48,633
Income (loss) before income taxes and minority interest	198,402	(25,586)	172,816
Income tax expense (benefit)	48,787	(40)	48,747
Net income (loss)	150,312	(25,936)	124,376
Segment assets	1,407,290	527,873	1,935,163
Goodwill	9,801	15	9,816
Expenditures for long-lived assets	$ 331,593	$ 256,230	$ 587,823

onciliation of VimpelCom's total segment financial information to the corresponding consolidated amounts follows:

enues

	2004	2003	2002
l operating revenues from external customers or reportable segments	**$ 2,146,629**	$ 1,335,598	$ 779,644
ıl intersegment revenues for reportable segments	**205,985**	100,956	26,798
ıination of intersegment revenues	**(205,985)**	(100,956)	(26,798)
ıl consolidated operating revenues	**$ 2,146,629**	$ 1,335,598	$ 779,644

t income (loss)

	2004	2003	2002
al net income for reportable segments	**$ 436,007**	$ 254,459	$ 124,376
ıority *interest in net (income)* loss of subsidiaries	**(80,229)**	(23,280)	2,820
nination of intersegment net (loss) income	**(5,382)**	(2,370)	(394)
t income	**$ 350,396**	$ 228,809	$ 126,802

sets

	December 31, 2004	December 31, 2003
al assets for reportable segments	**$ 6,306,619**	$ 2,718,606
nination of intercompany receivables	**(1,526,378)**	(437,158)
al consolidated assets	**$ 4,780,241**	$ 2,281,448

her significant items:

Year ended December 31, 2004

	Segment Totals	Adjustments	Consolidated Totals
preciation and amortization	**$ 344,738**	**$ 463**	**$ 345,201**
erating income	**673,798**	**368**	**674,166**
erest income	**20,960**	**(15,248)**	**5,712**
erest expense	**102,124**	**(16,461)**	**85,663**
ome before income taxes and minority interest	**583,744**	**1,881**	**585,625**
ome tax expense	**155,000**	**-**	**155,000**
penditures for long-lived assets	**$ 1,672,585**	**$ -**	**$ 1,672,585**

Year ended December 31, 2003

	Segment Totals	Adjustments	Consolidated Totals
Depreciation and amortization	$ 196,844	$ (11)	$ 196,833
Operating income	417,460	(1,063)	416,397
Interest income	13,089	(4,711)	8,378
Interest expense	73,435	(5,189)	68,246
Income before income taxes and minority interest	359,349	(1,054)	358,295
Income tax expense	105,879	-	105,879
Expenditures for long-lived assets	$ 772,655	$ (2,199)	$ 770,456

Year ended December 31, 2002

	Segment Totals	Adjustments	Consolidated Totals
Depreciation and amortization	$ 102,660	$ (275)	$ 102,385
Operating income	220,581	(757)	219,824
Interest income	8,491	(1,322)	7,169
Interest expense	48,633	(2,047)	46,586
Income before income taxes and minority interest	172,816	(87)	172,729
Income tax expense	48,747	-	48,747
Expenditures for long-lived assets	$ 587,823	$ (9,507)	$ 578,316

26. Stock Based Compensation Plan

VimpelCom's 2000 Stock Option Plan adopted on December 20, 2000 authorized the grant of options to management personnel for up to 250,000 shares of VimpelCom's common stock. The following table summarizes the *activity for the plan.*

Number of Options

	2004	2003	2002
Options outstanding, beginning of year	**98,625**	148,375	244,125
Options granted	**-**	72,500	3,000
Options exercised	**(11,875)**	(120,750)	(94,250)
Options forfeited	**-**	(1,500)	(4,500)
Options outstanding, end of year	**86,750**	98,625	148,375
Options exercisable, end of year	**51,750**	44,625	138,239

options expired in the years ended December 31, 2004 and 2003. The following table summarizes the weighted-average exercise es of options for each of the following groups of options:

eighted-Average Exercise Prices

	2004		2003		2002	
	Per share	Per ADS equivalent	Per share	Per ADS equivalent	Per share	Per ADS equivalent
ptions outstanding, beginning of year, with exercise price:						
Equals the market price on a grant date	**$ 4.26**	**$ 1.07**	$ -	$ -	$ -	$ -
Exceeds the market price on a grant date	**9.28**	**2.32**	23.60	5.90	23.60	5.90
Less than the market price on a grant date	**24.86**	**6.22**	-	-	-	-
ptions granted:						
Equals the market price on a grant date	-	-	12.31	3.08	-	-
Exceeds the market price on a grant date	-	-	-	-	34.70	8.70
Less than the market price on a grant date	-	-	33.82	8.46	-	-
ptions exercised:						
Equals the market price on a grant date	**13.28**	**3.32**	3.92	0.98	-	-
Exceeds the market price on a grant date	**16.15**	**4.04**	21.40	5.35	23.60	5.90
ptions forfeited:						
Exceeds the market price on a grant date	-	-	23.60	5.90	23.60	5.90
ptions outstanding, end of year:						
Equals the market price on a grant date	**$ 3.02**	**$ 0.76**	$ 4.26	$ 1.07	$ -	$ -
Exceeds the market price on a grant date	**7.96**	**1.99**	9.28	2.32	23.80	5.95
Less than the market price on a grant date	**28.65**	**7.16**	24.86	6.22	-	-
ptions exercisable, end of year:						
Equals the market price on a grant date	**$ 5.06**	**$ 1.27**	$ 9.40	$ 2.35	$ -	$ -
Exceeds the market price on a grant date	**13.34**	**3.33**	19.35	4.84	23.60	5.90
Less than the market price on a grant date	**16.44**	**4.11**	-	-	-	-

he weighted average grant-date fair value of options granted the years ended December 31, 2004, 2003 and 2002 was:

	2004		2003		2002	
	Per share	Per ADS equivalent	Per share	Per ADS equivalent	Per share	Per ADS equivalent
quals the market price on a grant date	**$ -**	**$ -**	$ 16.76	$ 4.19	$ -	$ -
xceeds the market price on a grant date	**-**	**-**	-	-	20.33	5.08
ess than the market price on a grant date	**$ -**	**$ -**	$ 45.42	$ 11.36	$ -	$ -

e options granted vest at varying rates over one to three year riods. If certain events provided for in 2000 Stock Option Plan cur, the vesting period for certain employees is accelerated.

of December 31, 2004, the weighted average contractual life outstanding options was two years. VimpelCom can accelerate e expiration date. VimpelCom recognizes compensation costs r awards with graded vesting schedules on a straight-line basis er two to three year periods.

e manner of exercise of stock options required variable counting for stock-based compensation under APB No. 25 and related Interpretations. The amount of compensation expense in respect of 2000 Stock Option Plan included in the accompanying consolidated statements of operations was US$5,682, US$5,382 and US$4,485 in the year ended December 31, 2004, 2003 and 2002, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because VimpelCom's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. (Note 3)

Pro forma information regarding net income (loss) and net income (loss) per common share is required by SFAS No. 123, and has been determined as if VimpelCom has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions. (Note 3)

	2004	2003	2002
Risk-free interest rate	-	1.7%	1.4%
Expected dividends yield	-	0.0%	0.0%
Volatility factor of expected market price of VimpelCom's common stock	-	94%	100%
Weighted average expected life of the options (years)	-	3.25	2.0

27. Contingencies and Uncertainties

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

On January 1, 2004, a new law on telecommunications came into effect in Russia. The law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. VimpelCom cannot predict with any certainty how the new law will affect VimpelCom. The new law was designed to create a new interconnect and federal telephone line capacity pricing regimes in 2004 that should be more transparent and unified, if fairly implemented. However, as of December 31, 2004, these regimes have not been implemented. The new law also creates a universal service charge calculated as a percentage of revenue which will be introduced from 2005. The new law may increase the regulation of the VimpelCom's operations and until such time as appropriate regulations consistent with the new law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

The taxation system in Russia is evolving as the central government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in 2004 and previous periods which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management's best estimate.

As of December 31, 2004, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom's liability, if any, in all pending litigation, other legal proceeding or other matters other than what is discussed above, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on VimpelCom could have a significant impact on the VimpelCom's ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

VimpelCom's ability to generate revenues in Moscow and the Moscow region is dependent upon the operation of the wireless telecommunications networks under its licenses. VimpelCom's AMPS/D-AMPS license to operate in the Moscow license area expires in November 2007, while the GSM license for the Moscow license area expires in April 2008. Various regional GSM 900/1800 licenses previously held by VimpelCom-Region and currently held by Extel, StavTeleSot, Vostok-Zapad Telecom, DTI and KarTel, expire between August 1, 2006 and August 24, 2013. Article 39 of the new Federal Law on Communications, which became effective on January 1, 2004, defines the circumstances under which a license may be revoked. However, there is no precedent as to the practical application of this new law as it applies to actual license terminations.

VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there is only a small number of telephone line capacity suppliers in Moscow. In the year ended December 31, 2004, VimpelCom purchases telephone line capacity primarily from two suppliers: Teleross and Digital Telephone Networks.

pelCom's AMPS licenses to operate wireless networks in the
ons (not including Moscow and the Moscow region) include a
dition to make non-returnable contributions to the develop-
it of the public switched telecommunications network of the
sian Federation. The amount of contribution is unspecified
will be agreed with or determined by the respective local
ninistrations. VimpelCom has made no significant payments
it is not possible to determine the amount that will eventually
ome payable.

ıscow GSM License

December 30, 2003, Gossvyaznadzor, an official body respon-
e for the compliance with the legislation and regulations in
ecommunications industry, issued Notices to each of
npelCom and KBI ordering them to cure alleged violations of
eral government regulations, the Federal Law on
ecommunications, two provisions of the Civil Code of the
ssian Federation (in the case of KBI) and license provisions.
venues related to this license were US$1,100,705,
$868,958 and US$633,822 in the years ended December 31,
04, 2003 and 2002, respectively. Also as described in Note 10,
balance of equipment not installed and assets under con-
uction of $1,147,937 as of December 31, 2004 primarily rep-
ents telecommunications equipment which has been installed,
t has yet to be placed into operation due to the absence of com-
ance certificates.

e Notices provided specific cure periods for many of the stated
olations and required VimpelCom and KBI to notify
ssvyaznadzor of compliance with them. The Notices did not,
wever, specify the actions that VimpelCom and KBI must take to
re the stated violations. In management's opinion, with the
ception of the stated violation that KBI is disputing and as dis-
ssed below, VimpelCom and KBI have implemented measures to
mply with the Notices within the stipulated cure periods that
ve passed to date and have notified Gossvyaznadzor of that
ct. Acting in accordance with the Notices, KBI sent to a number
local operators certain amendments to interconnect agree-
ents with such operators. All operators, excluding one, signed
endments, which were suggested by KBI in order to meet the
otices.

January 22, 2004, Moscow Arbitration Court accepted the
im submitted by KBI on January 14, 2004, to partially invali-
te the Notice to KBI, in particular, to invalidate the Clause 5 of
Notice ("Clause 5"). KBI disputed Clause 5, which alleges first
at KBI does not have agreements for provision of telecommuni-
tions services with the subscribers of its network and thereby
lates clause 1, article 779 of the Civil Code of the Russian
deration and second, that the agency agreement between
npelCom and KBI does not specifically provide that VimpelCom
all sign agreements on provision of GSM cellular radiotelepho-
services on behalf of KBI and thereby violates clause 1, article
4 of the Civil Code of the Russian Federation. On January 22,
04, the Moscow Arbitration Court issued a ruling satisfying
I's claim for injunctive measures by suspending Clause 5. On
rch 18, 2004, the Moscow Arbitration Court ruled in favour of
I and invalidated the relevant provision of the December 30,
03 Notice. In late April 2004, VimpelCom had been informed
at Gossvyaznadzor filed an appeal and the Appellate Panel of
Moscow Arbitration Court issued a decision on June 1, 2004,
nfirming the lower court's ruling in favor of KBI. On July 22,
2004, Gossvyaznadzor again appealed and on August 27, 2004,
the Federal Arbitration Court of the Moscow Region again found
in favour of KBI, affirming the lower courts' decisions of March
18, 2004 and of June 1, 2004, and thus rejected the
Gossvyaznadzor motion. The statute of limitations for Moscow
Gossvyaznadzor to appeal to the Higher Arbitration Court has
expired resulting in the favorable outcome of that litigation.

Telecommunications Licenses, Frequencies and Other Permissions, Previously Held by VimpelCom-Region

Following the merger of VimpelCom-Region into VimpelCom and in accordance with the Federal Law "On Communications", VimpelCom promptly filed applications with the Service for the re-issuance of VimpelCom-Region's licenses to VimpelCom. On December 28, 2004, VimpelCom received a letter from the Service stating that, although VimpelCom had complied with the relevant requirements of the Federal Law "On Communications", the Service was not in a position to re-issue the licenses previously held by VimpelCom-Region to VimpelCom until the Russian Government adopted regulations establishing the types of telecommunications activities for which a license is required and the material terms and conditions associated with such license as contemplated by the Federal Law "On Communications". The letter further stated that VimpelCom, as the legal successor to VimpelCom-Region, could assume the obligations of VimpelCom-Region to provide wireless services under the licenses previously held by VimpelCom-Region prior to their re-issuance to VimpelCom. Furthermore, although the letter did not specifically include the frequencies and permissions related to the licenses previously held by VimpelCom-Region, VimpelCom has assumed the obligations of VimpelCom-Region with respect to those frequencies and permissions since they are directly related to the licenses and the ability of VimpelCom to provide wireless services under the licenses previously held by VimpelCom-Region.

Upon receipt of the letter on December 28, 2004, VimpelCom immediately re-filed its applications with the Service for the re-issuance of the licenses to VimpelCom and on January 27, 2005, the Service returned copies of its applications to VimpelCom. In its letter of January 27, 2005, the Service suggested that in order to complete the re-issuance process in connection with the merger, VimpelCom should apply for the re-issuance of the licenses after the Russian Government approves the regulations establishing the types of telecommunications activities for which a license is required and the related terms and conditions of such licensed activities. On February 11, 2005, the Russian Government adopted the required regulation setting forth the types of telecommunications activities and related terms and conditions and on February 28, 2005, VimpelCom re-submitted its applications to the Service. On March 30, 2005, in accordance with Article 35 of the Federal Law "On Communications", the Service decided to re-issue to VimpelCom an operating mobile communications license, referring specifically to each of the licenses previously held VimpelCom-Region.

Revenues related to these licenses were US$883,968, US$371,163 and US$59,549 during the years ended December 31, 2004, 2003 and 2002, respectively. Despite the letters received from the Service, there can also be no assurance that the licenses will be re-issued to VimpelCom in a timely manner or on the same terms and conditions as the existing licenses or at all, or

that VimpelCom's right to continue to provide service to subscribers in VimpelCom-Region's licensed areas prior to the re-issuance of the licenses will not be challenged or revoked or that others will not assert that VimpelCom-Region's licenses have ceased to be effective. There is also a risk that not all of the related frequencies and permissions previously held by VimpelCom-Region will be re-issued to VimpelCom in a timely manner, on the same terms as the existing frequencies and permissions or at all.

Management cannot make an estimate of the effect of the ultimate resolution of the matters described above on VimpelCom's consolidated financial statements.

Tax Claims

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions of the tax review of VimpelCom's 2001 tax filing. The act stated that VimpelCom owed an additional 2,525,012 thousand roubles (US$90,991 at exchange rate as of December 31, 2004) in various taxes plus 1,887,059 thousand roubles (US$68,002 at exchange rate as of December 31, 2004) in fines and penalties. On December 30, 2004, VimpelCom received the final decision of the tax review of VimpelCom's 2001 tax filing by the tax inspectorate, stating that VimpelCom owed only an additional of 284,936 thousand roubles (US$10,268 at exchange rate as of December 31, 2004) in tax plus 205,026 thousand roubles (US$7,388 at exchange rate as of December 31, 2004) in fines and penalties. In accordance with the final decision, during the fourth quarter of 2004, VimpelCom recorded US$7,388, US$3,758 and US$365 of additional fines and penalties, various taxes and additional income tax, respectively, and US$6,145 of VAT payable, which could be further offset with input VAT. On March 21, 2005, VimpelCom sent an administrative complaint to the highest tax authority challenging the total amount owed of additional taxes in the final decision for 2001 from the tax inspectorate. Management is currently unable to estimate the outcome of this complaint.

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions of the tax review of VimpelCom's 2002 tax filings. The act stated that VimpelCom owed an additional 408,534 thousand roubles (US$14,722 at exchange rate as of December 31, 2004) in tax plus 172,065 thousand roubles (US$6,201 at exchange rate as of December 31, 2004) in fines and penalties. On February 15, 2005, VimpelCom received the final decision of the tax review of VimpelCom's 2002 tax filing by the tax inspectorate, stating that VimpelCom owed only an additional of 344,880 thousand roubles (US$12,428 at exchange rate as of December 31, 2004) in tax plus 129,107 thousand roubles (US$4,653 at exchange rate as of December 31, 2004) in fines and penalties. In accordance with the recently received final decision, during the fourth quarter of 2004, VimpelCom recorded US$4,653, US$1,350 and US$2,023 of additional fines and penalties, various taxes and additional income tax, respectively, and US$9,055 of VAT payable, which could be further offset with input VAT. On March 30, 2005, VimpelCom filed a court claim to dispute the decision of the tax authorities with respect to 2002 tax audit. Management is currently unable to estimate the outcome of this complaint.

Shareholders Claims

On December 10 and 17, 2004, individual purchasers of VimpelCom securities filed lawsuits in the United States District Court for the Southern District of New York against VimpelCom and VimpelCom's Chief Executive Officer and Chief Financial Officer. In substantially similar complaints, the two plaintiffs allege violations under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of themselves and on behalf of all persons or entities who purchased VimpelCom's securities between March 25, 2004 and December 7, 2004. The principal allegations in the complaints relate to the act with preliminary conclusions of the review of VimpelCom's 2001 tax filing by the Russian tax inspectorate, which VimpelCom disclosed in a December 8, 2004 press release. On February 8, 2005, the City of Westland Police & Fire Retirement System ("Westland") filed a motion to consolidate the two pending lawsuits, appoint Westland as lead plaintiff and appoint its counsel as lead counsel. VimpelCom objected to Westland's request for appointment as lead plaintiff and the court has not yet ruled on the motion. Management is currently unable to estimate the effect that any ultimate resolution of these matters might have on its consolidated financial statements.

KaR-Tel

On January 10, 2005, KaR-Tel received an "order to pay" issued by the Savings Deposit Insurance Fund (the "Fund"), a Turkish state agency, in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order does not provide any information regarding the nature of or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment is May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. That same day, KaR-Tel also delivered a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. Although VimpelCom believes that the order to pay is without merit and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles, there can be no assurance that KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds), that claims will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection therewith, could have a material adverse effect on VimpelCom's business, financial condition and results of operations, including an event of default under some or all of VimpelCom's outstanding indebtedness. This "order to pay" amount is not reflected as a liability in KaR-Tel's balance sheet as of the date of acquisition, and management is currently unable to estimate the effect that any ultimate resolution of these matters might have on its consolidated financial statements.

28. Quarterly Financial Data (Unaudited)

The following table sets forth selected highlights for each of the fiscal quarters during the years ended December 31, 2004 and 2003 (*US dollars in thousands, except per share data*):

	March 31	June 30	September 30	December 31	Year
2004*)					
Total operating revenues	**$ 417,697**	**$ 490,901**	**$ 602,360**	–	–
Operating income	**135,545**	**165,084**	**209,978**	–	–
Net income	**76,131**	**90,955**	**102,185**	–	–
Net income per common share - basic	**1.90**	**2.26**	**2.54**	–	–
Net income per common share - diluted	**1.63**	**1.95**	**2.19**	–	–
2004 **)					
Total operating revenues	**$ 417,697**	**$ 490,901**	**$ 602,360**	**$ 635,671**	**$ 2,146,629**
Operating income	**133,856**	**162,150**	**206,246**	**171,914**	**674,166**
Net income	**75,602**	**90,036**	**101,016**	**83,742**	**350,396**
Net income per common share - basic	**1.88**	**2.24**	**2.51**	**1.87**	**8.50**
Net income per common share - diluted	**1.62**	**1.93**	**2.17**	**1.63**	**7.35**
2003*)					
Total operating revenues	$ 244,437	$ 304,440	$ 378,981	$ 407,740	$ 1,335,598
Operating income	68,886	97,277	126,707	135,034	427,904
Net income	41,387	52,647	72,190	67,738	233,962
Net income per common share - basic	1.09	1.38	1.89	1.75	6.12
§Net income per common share - diluted	0.93	1.18	1.61	1.48	5.22
2003 (restated, Note 2)					
Total operating revenues	$ 244,437	$ 304,440	$ 378,981	$ 407,740	$ 1,335,598
Operating income	66,747	94,538	124,034	131,078	416,397
Net income	40,661	51,463	71,056	65,629	228,809
Net income per common share - basic	1.07	1.35	1.86	1.69	5.98
Net income per common share - diluted	0.91	1.16	1.59	1.43	5.11

*) as previously published

**) 2004 and 2003 quarterly data has also been restated when compared to unaudited quarterly amounts previously published.

29. Subsequent Events

On February 11, 2005, the offering of 8% Loan Participation Notes ("Notes") issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$300,000 loan to VimpelCom was completed. The loan will mature on February 11, 2010. VimpelCom is to pay cash interest on the loan at the rate of 8% per annum from February 11, 2005, payable semi-annually on February 11 and August 11 of each year. Such interest payments will commence on August 11, 2005.

In accordance with VimpelCom's previously disclosed plans to involve a partner with local knowledge in KaR-Tel, on February 21, 2005, VimpelCom entered into a share purchase agreement to sell a minority interest of 50.0% minus one share in Limnotex, the parent company of KaR-Tel, to Crowell Investments Limited ("Crowell"), a Cypriot company beneficially owned and controlled by certain shareholders of ATF Bank, for the sale price of US$175,000. The closing of the sale is subject to certain conditions and is expected to occur during the second quarter of 2005. Crowell paid an initial deposit of US$20,000 at the date of signing the share purchase agreement. In addition, VimpelCom has entered into a shareholders agreement with Crowell that, among other things, grants a call option to VimpelCom to reacquire 25.0% minus one share of the parent company of KaR-Tel at any time after the closing of the sale and an additional call option to reacquire up to the final remaining 25.0% share in case of a deadlock at a shareholders meeting, in each case at a price based upon a prescribed formula. There can be no assurance that we will be able to complete this transaction as currently contemplated or at all.

On February 24, 2005 and March 18, 2005, VimpelCom increased its share of ownership in DTI to 99.96% and then to 100%, respectively, by acquiring the remaining 6.45% and 0.04% of DTI common stock, which VimpelCom did not previously own, for US$7,975 and US$45, respectively. The acquisition was recorded under the purchase method of accounting.

On February 28, 2005, VimpelCom signed a US$425,000 syndicated loan agreement. The transaction was underwritten by Citibank, N.A. (Citigroup) and Standard Bank London Ltd (Standard Bank), who were also acting as mandated lead arrangers and bookrunners for the financing. The facility is a three-year unsecured loan, with quarterly principal payments beginning one year after the execution date, and bears interest at LIBOR plus 2.5% per annum. The facility is available for drawing for six months following the signing date.

дизайн Agey Tomesh

Corporate Information

Legal Advisers
Akin, Gump, Strauss, Hauer & Feld, L.L.P.

Independent Auditors
Ernst & Young (CIS) Limited

Depositary Bank
The Bank of New York

CUSIP # 68370R109

Custodian Bank
ING Bank Eurasia

Primary Trading Information
NYSE: VIP (ADS)

Requests for Corporate Information:
VimpelCom
10, 8 Marta Street
Moscow, Russia 127083
Tel: +7 (095) 974-5888
Fax: +7 (095) 721-0017
Investor_Relations@vimpelcom.com

www.vimpelcom.com

Financial Dynamics
Wall Street Plaza,
88 Pine Street,
32nd Floor
New York, N.Y 10005
Tel: +1 (212) 850-5600
Fax: +1 (212) 850-5790

www.fd.com

Корпоративная информация

Юрисконсульт
Эйкин, Гамп, Страус, Хауэр энд Фелд
Л.Л.П.

Независимый аудитор
Эрнст энд Янг (СНГ) Лимитед

Банк-депозитарий
Бэнк оф Нью-Йорк

CUSIP # 68370R109

Банк-хранитель в России
ИНГ Банк Евразия

Символ на бирже
Нью-Йоркская фондовая биржа:
VIP (АДА)

Справки по корпоративным вопросам:
ВымпелКом
ул. 8 Марта, 10
Москва 127083 Россия
Тел.: +7 (095) 974-5888
Факс: +7 (095) 721-0017
Investor_Relations@vimpelcom.com

www.vimpelcom.com

Файненшнл Дайнамикс
Уолл Стрит Плаза,
88 Пайн Стрит,
32-й этаж
Нью-Йорк, Нью-Йорк 10005
Тел.: +1 (212) 850-5600
Факс: +1 (212) 850-5790

www.fd.com

All information contained herein is qualified in its entirety by reference
to VimpelCom's 2004 Form 20-F Annual Report.